Form 20-F
period 2004-12-31
KENSINGTON RESOURCES LTD
filed 2005-10-28
CIK 931752

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F
                               2004 ANNUAL REPORT

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004


                                       OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY  REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE  SECURITIES
     EXCHANGE ACT OF 1934 Date of event requiring this shell company report.

COMMISSION FILE NUMBER:  0-24980

                            KENSINGTON RESOURCES LTD.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                             YUKON TERRITORY, CANADA
--------------------------------------------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

     SUITE 2100 - 650 WEST GEORGIA STREET, BRITISH COLUMBIA, CANADA, V6B 4N9
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE ACT.

  TITLE OF EACH CLASS                  NAME ON EACH EXCHANGE ON WHICH REGISTERED
  -------------------                  -----------------------------------------
       NONE                                                N/A

Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.

                         COMMON SHARES WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

     Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)


INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

                            60,645,713 COMMON SHARES
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  YES   [ ]            NO   [X]


Indicate by check mark which financial statement item the registrant has elected to follow.

                 ITEM 17 [X]         ITEM 18  [ ]


If this is an annual report,  indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes   [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a
plan confirmed by a court.   [ ] Yes   [ ] No

                                TABLE OF CONTENTS


Glossary of Terms.............................................................ii

Glossary of Technical Terms...................................................iv

PART 1.........................................................................1

Item 1 - Identity Of Directors, Senior Management and Advisers.................1

Item 2 - Offer Statistics and Expected Timetable...............................1

Item 3 - Key Information.......................................................1
   A.     Selected Financial Data..............................................1
   B.     Capitalization and Indebtedness......................................2
   C.     Reasons for the Offer and Use of Proceeds............................3
   D.     Risk Factors.........................................................3

Item 4 - Information on the Company............................................5
   A.      History and Development of the Company..............................5
   B.     Business Overview....................................................7
   C.     Organizational Structure.............................................8
   D.     Property, Plants and Equipment.......................................9
   Property Description and Location..........................................10
   Interpretations and Conclusions............................................76

Item 5 - Operating and Financial Review and Prospects.........................78
   Overview...................................................................78
   A.     Operating Results...................................................80
   B.     Liquidity and Capital Resources.....................................86
   C.     Research and Development, Patents and Licences, etc.................87
   D.     Trend Information...................................................87
   E.     Off-Balance sheet Arrangements......................................87
   F.     Tabular Disclosure of Contractual Obligations.......................87

ITEM 6 - Directors, Senior Management and Employees...........................87
   A.     Directors and Senior Management.....................................87
   B.     Director and Executive Compensation.................................89
   C.     Board Practices.....................................................91
   D.     Employees...........................................................92

Item 7 - Major Shareholders and Related Party Transactions....................95
   A.     Major Shareholders..................................................95
   B.     Share Ownership.....................................................95
   C.     Related Party Transactions..........................................95
   D.     Interests of Experts and Counsel....................................96

Item 8 - Financial Information................................................96
   Financial Statements and Other Financial Information.......................96
   Legal Proceedings..........................................................96

   Dividend Policy............................................................96
   Significant Changes........................................................96

Item 9 - The Offer and Listing................................................96

Item 10 - Additional Information..............................................98
   A.     Share Capital.......................................................98
   B.     Memorandum and Articles of Association..............................98
   C.     Material Contracts.................................................101
   D.     Exchange Controls..................................................101
   E.     Taxation...........................................................103
   F.     Dividends and Paying Agents........................................109
   G.     Statement by Experts...............................................109
   H.     Documents on Display...............................................109
   I.     Subsidiary Information.............................................110

Item 11 - Quantitative and Qualitative Disclosures About Market Risk.........110

Item 12 - Description of Securities Other than Equity Securities.............110

PART II......................................................................110

Item 13 - Defaults, Dividend Arrearages and Delinquencies....................110

Item 14 - Material Modifications to the Rights of Security Holders and
            Use of Proceeds..................................................110

Item 15 - Controls and Procedures............................................110

Item 16A - Audit Committee Financial Expert..................................111

Item 16B - Code of Ethics....................................................111

Item 16C - Principal Accountant Fees and Services............................111

Item 16D - Exemptions from the Listing Standards for Audit Committees........112

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated
             Purchasers......................................................112

PART III.....................................................................112

Item 17 - Financial Statements...............................................112

Item 18 - Financial Statements...............................................112

Item 19 - Exhibits...........................................................112

SIGNATURE PAGE...............................................................114

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars. A reference to "Kensington," the "Company," "we" or "us" means the registrant.

The  following  table  sets  forth  certain   standard   conversions   from  the
International System of Units (metric units) to the Standard Imperial Units:


                                Conversion Table
                Metric                                      Imperial
                ------                                      --------
       1.0 millimetre (mm)                =        0.039 inches (in)
       1.0 metre (m)                      =        3.28 feet (ft)
       1.0 kilometre (km)                 =        0.621 miles (mi)
       1.0 hectare (ha)                   =        2.471 acres (ac)
       1.0 gram (g)                       =        0.032 troy ounces (oz)
       1.0 metric tonne (t)               =        1.102 short tons (ton)
       1.0 g/t                            =        0.029 oz/ton


                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, concerning the operations and planned future acquisitions and other matters of Kensington Resources Ltd. (the "Company"). Any statements that involve discussions with respect to predictions, expectations, belief, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", could", "might", or "will" be taken to occur or be achieved) are not statements of historical fact and may be "forward looking statements" and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of the Company to continue to successfully compete in its market. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, the failure to obtain adequate financing on a timely basis and other risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set forth or incorporated in this Annual Report generally and certain economic and business factors, some of which may be beyond the control of the Company. Some of the important risks and uncertainties that could affect forward looking statements are described further in this document under the headings "Risk Factors", "History and Development of the Company", "Business Overview",
"Property, Plants and Equipment" and "Operating and Financial Review and Prospects".

GLOSSARY OF TERMS


In this Annual Report, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders. Technical diamond exploration and mining terms are defined in the Glossary of Technical Terms.

"Act" means the Business Corporations Act (Yukon Territory), as now in effect and as it may be amended, superseded or replaced from time to time, prior to the Effective Date.

"Affiliate" has the meaning attributed to that term in the Act.

"Amalgamated Kensington" means the corporation created under the Act by the amalgamation of Kensington and Shore Gold Subco pursuant to the Plan of Arrangement.

"Arrangement" means an arrangement under Section 195 of the Act on the terms and conditions set forth in the Combination Agreement and the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of the Combination Agreement, Article 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order.

"Arrangement   Resolution"  means  the  special  resolution  of  the  Kensington
Securityholders to approve the Arrangement.

"Articles of Arrangement" means the articles of arrangement of Kensington in respect of the Arrangement that are required by the Act to be sent to the Registrar after the Final Order is granted.

"Cameco" means Cameco Corporation.

"Combination Agreement" means the amended and restated combination agreement made on September 19, 2005 and effective August 14, 2005 between Shore Gold and Kensington, as may be further amended from time to time.

"Court" means the Supreme Court of the Yukon Territory.

"De Beers" means De Beers Consolidated Mines Ltd. of South Africa.

"De Beers Canada" means De Beers Canada Inc., a wholly-owned subsidiary of De Beers.

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement.

"Effective Date" means the date upon which a copy of the Final Order, together with the Articles of Arrangement, are accepted for filing by the Registrar under the Act giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Central Standard Time) on the Effective Date.

"FALC-JV" refers to the unincorporated joint venture among Kensington, De Beers Canada, Cameco and UEM for the exploration and development of the Fort a la Corne Property in Saskatchewan.

"FALC JVA" means the Fort a la Corne Joint Venture Agreement dated January 1, 1995 between Cameco, UEM, Monopros Limited (a predecessor to De Beers Canada) and Kensington.

"FALC Project" means the Fort a la Corne diamond exploration and development project that is the subject of the FALC-JV.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the parties, acting reasonably) on appeal.

"Interim Order" means the interim order of the Court in respect of the Arrangement dated September 20, 2005.

"Kensington Broker Warrants" means the outstanding broker warrants each of which entitles the holder thereof to acquire one Kensington Share and one-half of a warrant to purchase one Kensington Share (collectively, the "Kensington Underlying Warrants") upon the valid exercise of such warrants in accordance with the terms thereof.

"Kensington Options" means the rights (whether or not vested) to purchase Kensington Shares which are from time to time outstanding under the Kensington Stock Option Plan.

"Kensington   Securityholders"   means  the  Registered   Securityholders,   the
beneficial owners of Kensington Shares, Kensington Warrants and the holders of Kensington Options.

"Kensington Stock Option Plan" means the stock option plan effective as of June 13, 2005 pursuant to which participants have been granted Kensington Options.

"Kensington Underlying Warrants" has the meaning ascribed to such term in the definition of Kensington Broker Warrants.

"Kensington Warrants" means the outstanding warrants of Kensington, each of which entitles the holder thereof to acquire one Kensington Share upon the valid exercise of such warrant in accordance with the terms thereof including the Kensington Underlying Warrants issued prior to the Effective Time.

"Kensington Warrant Indenture" means the common share purchase warrant indenture between Kensington and Computershare Trust Company of Canada dated May 6, 2005 pursuant to which 4,999,999 Kensington Warrants were issued on May 6, 2005, 42,000 Kensington Underlying Warrants were issued on September 2, 2005 and an additional 258,000 Kensington Underlying Warrants are issuable.

"Meeting" means the special meeting of the Kensington Securityholders (including any adjournment or postponement of that meeting) to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

"Plan of Arrangement" means the plan of arrangement and any amendments or variations thereto made in accordance with Section 6.1 of the Combination Agreement, Article 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order.

"Registered Securityholder" means a registered holder of Kensington Shares or Kensington Warrants.

"Shore Gold" means Shore Gold Inc., a company existing under the federal laws of Canada.

"Shore Gold Subco" means 38802 Yukon Inc., a wholly-owned subsidiary of Shore Gold.

"Special Committee" means the committee of independent directors of Kensington established by the Kensington Board.

"Support Agreements" means the agreements dated August 14, 2005 between Shore Gold and each of the directors of Kensington, respectively, in relation to the transactions contemplated in the Combination Agreement.

"Tax Act" means the Income Tax Act (Canada), as amended.

"TSX" means the Toronto Stock Exchange.

"UEM" means UEM Inc., a private corporation owned equally by Cameco and Cogema Resources Inc.

GLOSSARY OF TECHNICAL TERMS

In this Annual Report, unless there is something in the subject matter inconsistent therewith, the following technical terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

"cpht" is an abbreviation for carats per hundred tonnes.

"ct." is an abbreviation for carat.

"caustic dissolution" refers to the process which efficiently produces a concentrate from which diamonds can readily be extracted during microscopic examination. The process uses diamond's property of high resistance to caustic soda (NaOH). Use of this method eliminates diamond size reduction and losses that often occur during extraction procedures that rely on crushing and attrition milling. Very few minerals survive the harsh attack by caustic soda, therefore weight reductions commonly exceed 99% of the initial sample weight.

"ground magnetic survey" magnetic methods detect rocks or mineral concentrations possessing anomalous magnetic properties by recording static fluctuations in the Earth's magnetic field; ground magnetic surveys are conducted in the field by a one or two man team carrying appropriate instrumentation in order to measure magnetic anomalies with enhanced resolution.

"GSC" is an abbreviation for the Geological Survey of Canada.

"ha" is an abbreviation for hectares.

"HQ" is a designation for one of several standard diameters of core drilling typically used in mineral exploration; HQ refers to core that has a 2.5 inches (63.5 mm) diameter.

"kg" is an abbreviation for kilograms.

"km" is an abbreviation for kilometers.

"kimberlite" refers to volatile-rich, potassic ultrabasic rocks with highly variable textures and mineralogic compositions that are one of the primary hosts for diamond deposits.

"LDDH" is an abbreviation for large diameter drill holes.

"m" is an abbreviation for metres.

"mm" is an abbreviation for millimetres.

"macrodiamonds" is defined by FALC-JV to be diamonds that exceed 1 mm in at least one dimension.

"microdiamonds" is defined by FALC-JV to be diamonds that do not exceed 1 mm in any dimension.

"minibulk sample" means a large mass sample, generally in the range of 1 to 100 tonnes.

"NQ" is a designation for one of several diameters of core drilling typically used in mineral exploration. NQ refers to a core that has a 7.875 inches (47.6 mm) diameter

                                     PART 1

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable. See "Item 6. Directors, Senior Management and Employees" for directors and senior management.


ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3 - KEY INFORMATION

A.   Selected Financial Data

Table 1 sets forth our selected consolidated financial data for the five years ended December 31, 2004 prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The material differences between Canadian GAAP and U.S. GAAP that would affect the measurement of the Company's financial results and position are set forth in Note 13 of our Consolidated Financial Statements included in this annual report. This selected financial data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. All currencies in the table are expressed in Canadian dollars.

   -------------------------------------------------------------------------------------------------------------
                                    Year ended      Year ended      Year ended       Year ended      Year ended
                                    December 31,    December 31,    December 31,     December 31,    December 31,
                                        2004            2003            2002             2001            2000

                                        $CDN            $CDN            $CDN            $CDN              $CDN
   -------------------------------------------------------------------------------------------------------------
   Interest income                     95,583          21,058          22,374           34,170          11,912
   -------------------------------------------------------------------------------------------------------------
   Net sales or operating
   revenues
       Canadian GAAP                        -               -               -                -               -
       US GAAP                              -               -               -                -               -
   -------------------------------------------------------------------------------------------------------------
   Net income (loss) from
   continuing operations
       Canadian GAAP                 (443,193)     (1,015,103)       (695,026)        (525,645)       (442,912)
       US GAAP                     (3,714,117)     (3,195,393)     (2,270,590)      (2,237,256)     (1,467,117)
   -------------------------------------------------------------------------------------------------------------
   Net income (loss) from
   discontinued operations
       Canadian GAAP                        -               -               -                -               -
       US GAAP                              -               -               -                -               -
   -------------------------------------------------------------------------------------------------------------
   Income (loss) per share
   from operations
       Canadian GAAP                    (0.01)          (0.02)          (0.02)           (0.01)          (0.01)
       US GAAP                          (0.06)          (0.06)          (0.05)           (0.06)          (0.05)
   -------------------------------------------------------------------------------------------------------------
   Total assets
       Canadian GAAP               21,298,397      12,779,823       8,843,245        7,104,791       5,693,030
       US GAAP                      7,536,167       2,334,267         459,029          250,389         568,539
   -------------------------------------------------------------------------------------------------------------
   Net assets
       Canadian GAAP               19,034,424      12,126,960       8,663,121        6,572,447       5,151,827
   -------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------
                                    Year ended      Year ended      Year ended       Year ended      Year ended
                                    December 31,    December 31,    December 31,     December 31,    December 31,
                                        2004            2003            2002             2001            2000

                                        $CDN            $CDN            $CDN            $CDN              $CDN
   -------------------------------------------------------------------------------------------------------------
           US GAAP                  5,272,194       1,681,404         278,905         (281,955)         27,336
   -------------------------------------------------------------------------------------------------------------
   Long-term debt                           -               -               -                -               -
   -------------------------------------------------------------------------------------------------------------
   Capital stock                   33,450,717      26,543,215      22,127,809       19,342,109      17,121,844
   -------------------------------------------------------------------------------------------------------------
   Cash dividends declared                  -               -               -                -               -
   =============================================================================================================
   Weighted average number         59,528,895      50,276,560      45,718,457       40,082,897      32,267,958
   of common shares
   outstanding
   -------------------------------------------------------------------------------------------------------------


Foreign Exchange Rates
----------------------

Unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars on October 24, 2005 was 1.00 CDN dollar = 0.8413 US dollars.

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars, for each month from January 1, 2005 to September 30, 2005 were as follows:

                                  U.S. DOLLARS PER $1.00 (CDN.)
                                             Monthly

----------------------------------------------------------------------------------------------------------
          January    February    March      April       May       June       July      August      Sept
           2005        2005      2005       2005       2005       2005       2005       2005       2005
----------------------------------------------------------------------------------------------------------
High       .8368       .8173     .8347      .8286      .8091      .8173      .8316      .8430      .8601
----------------------------------------------------------------------------------------------------------
Low        .8016       .7944     .8001      .7923      .7851      .7915      .8008      .8126      .8368
----------------------------------------------------------------------------------------------------------


Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 2000 to December 31, 2004 were as follows:

---------------------------------------------------------------------------------------------------------
                                                       Years ended December 31
                       ----------------------------------------------------------------------------------
                          2004             2003             2002             2001            2000
---------------------------------------------------------------------------------------------------------
High                     .8532            .7747            .6653            .6418           .6714
---------------------------------------------------------------------------------------------------------
Low                      .7138            .6327            .6175            .6227           .6316
---------------------------------------------------------------------------------------------------------
Average                  .7701            .7163           .63724            .6306           .6498
---------------------------------------------------------------------------------------------------------
End of Period            .8303            .7727            .6344            .6287           .6340
---------------------------------------------------------------------------------------------------------



B.   Capitalization and Indebtedness

Not applicable

C.   Reasons for the Offer and Use of Proceeds

Not applicable.


D.   Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance. Kensington, and thus the securities of Kensington, should be considered a highly speculative investment. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating Kensington's securities.

General Nature of Business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.


History of losses, likelihood of future losses and dependence on additional financing

We have not been profitable in the past. The aggregate of our net losses (accumulated deficit) of CDN $17,614,973 as at June 30, 2005, has been financed by private placements and the exercise of stock options and warrants. We may not be profitable in the future.

The continued development and improvement of our business will require substantial amounts of additional financing. If we are unable to secure such financing on acceptable terms and on a timely basis, our financial results may be adversely affected.

In addition, our future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the exploration and development of mineral properties. Our auditors have included an explanatory paragraph regarding our ability to obtain financing to complete exploration and development of our mining concessions in the notes to the financial statements for the year ended December 31, 2004. The financial statements have been prepared on a going concern basis, however, indicating that the concern is not a probability, but a possibility.

Kensington's Business is Subject to Exploration and Development Risks

Kensington's Fort a la Corne Property is in the exploration stage of development and no known reserves or resources have been discovered on the property. There is no certainty that expenditures made by Kensington or its FALC-JV partners in the exploration of the property will result in discoveries of diamonds in commercial quantities or that the property will be developed. Most exploration projects do not result in the discovery of diamonds and no assurance can be given that any particular level of recovery of diamonds will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by drilling results. There can be no assurance that diamonds recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Kensington's Property Does Not Have Any Known Reserves

Kensington's property, the Fort a la Corne Property, is in the exploration stage, meaning that Kensington has not determined whether the property contains mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require Kensington to write-off costs capitalized in its financial statements, which at December 31, 2004 totaled $13,780,530 and $14,874,868 at June 30, 2005.

Title Matters

While the Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties and properties in which it has the right to acquire or earn an interest are in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Fluctuating Diamond Prices

The market for rough diamonds is subject to strong influence from the world's largest diamond producing company, De Beers Consolidated Mines Ltd. ("De Beers") of South Africa and from The Diamond Trading Co., (formerly known as the "Central Selling Organization"), a marketing agency controlled by De Beers. The price of diamonds has been gradually rising over the last 50 years, but future prices cannot be predicted.

Compliance with Environmental and Government Regulation

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company's exploration activities and its potential mining and processing operations in Canada are subject to various Federal and Provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations. The Company has not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and that such obligations could have a material adverse affect on the Company's financial performance.

Joint Venture Partner

The Company and the success of the Fort a la Corne Property is dependent on the efforts and expertise of joint venture partner De Beers Canada and its parent, De Beers. De Beers Canada is the project operator and is responsible for the design, conduct and the verification and quality assurance of analytical results. The Company is dependent on De Beers Canada for accurate information about the Fort a la Corne Property and the progress of exploration and development.

Operating Hazards and Risks

Diamond exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the operating hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future.

Inability to Meet Cost Contribution Requirements

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may, as a result, be subject to loss or dilution of its rights to acquire interests in the properties subject to such agreements.

Financing Risks

The Company's current operations do not generate any cash flow. If the Company seeks additional equity financing, the issuance of additional shares will dilute the interests of the Company's current shareholders. The Company has successfully raised funds in recent years through share and warrant issuances. Failure to obtain such additional financing could result in delay or indefinite postponement of new exploration and a reduction in administrative expenses.


ITEM 4 - INFORMATION ON THE COMPANY

A.   History and Development of the Company

Kensington Resources Ltd. was formed under the Company Act (British Columbia) on November 3, 1993 by the amalgamation (the "Amalgamation") of Rattler Resource Ltd. ("Rattler") and Reimer Resources Ltd. ("Reimer"). At the time of the
Amalgamation, both Rattler and Reimer were reporting issuers in British Columbia. Rattler was incorporated pursuant to the laws of British Columbia on July 4, 1986. Reimer was incorporated pursuant to the laws of British Columbia on October 8, 1986 under the name Payton Ventures Inc. On February 17, 1989, it changed its name from Payton Ventures Inc. to Reimer Overhead Doors Ltd. On April 1, 1993, it changed its name from Reimer Overhead Doors Ltd. to Reimer Resources Ltd.

On December 6, 1993, the Company continued into the Yukon, pursuant to the provisions of the Business Corporations Act (Yukon). The Company is also extra-provincially registered to carry on business in the Provinces of British Columbia and Saskatchewan.

On June 29, 2001, the shareholders of the Company approved the adoption of a Shareholder Rights Plan to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that does not treat all shareholders equally or fairly. In order to facilitate the adoption of the Shareholders Rights Plan, the shareholders approved a resolution increasing the authorized share capital of the Company from 100 million common shares to an unlimited number of common shares. This Shareholder Rights Plan expired on June 29, 2004.

In the third quarter of Kensington's 2004 fiscal year, the Kensington Board adopted a Shareholder Rights Plan (the "Rights Plan") to protect Kensington's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of Kensington through a take-over bid that may not treat all shareholders equally or fairly. The terms of the Rights Plan are identical to Kensington's previous shareholder rights plan which expired on June 29, 2004. The shareholders of Kensington ratified the adoption of the Rights Plan at the Special Meeting held on April 4, 2005.

To implement the Rights Plan, the Kensington Board authorized the issue of one right (a "Right") in respect of each Kensington Share outstanding to holders of record on the date that Computershare Trust Company of Canada executed the agreement implementing the Rights Plan. Initially, the Rights attach to and trade with the Kensington Shares and are represented by certificates representing common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the votes attached to all outstanding voting shares of Kensington in a transaction not approved by the Kensington Board, the Rights will separate from the Kensington Shares and will entitle holders (other than the acquiring person or group persons) to acquire Kensington Shares at a 50% discount to the prevailing market price of the shares. The Rights are not triggered by purchases of voting shares made pursuant to a "Permitted Bid" made to all holders of Kensington Shares on identical terms. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions set out in the agreement signed to implement the Rights Plan.

Kensington's head office is located at Suite 2100, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9, telephone (604) 682-0020 and its exploration office is located at Suite 220, 728 Spadina Crescent East, Saskatoon, Saskatchewan, Canada, S7K 4H7, telephone (306) 664-7552. Kensington's registered office is located at 3081 Third Avenue, Whitehorse, Yukon, Canada, Y1A 4Z7, telephone (867) 668-4405.

Intention to Merge

On August 15, 2005, Kensington announced an intention to merge with Shore Gold Inc. ("Shore Gold"). Kensington and Shore Gold have agreed, subject to the satisfaction of certain conditions, to a combination of their businesses to create a combined mineral resources company which will have a greater interest in and development potential for one of the world's largest diamond-bearing kimberlite fields at Fort a la Corne, Saskatchewan.

Combined, Kensington and Shore Gold will have a 100% interest in the Star Kimberlite project and a 42.245% interest in 63 kimberlite bodies of the FALC Project.

Benefits of the Combination

The Kensington Board believes that the Kensington Securityholders will benefit as a result of becoming securityholders of the combined Kensington and Shore Gold as a result of the following factors, among others:

     o Premium to Trading Price - The exchange ratio of 0.64 of a Shore Gold Share for each Kensington Share implies a premium of 35% based on the respective 30-day average closing share prices of Shore Gold and Kensington prior to August 14, 2005.
     o Complementary Prospects - The combination of Shore Gold's 100% interest in the Star Kimberlite and Kensington's 42.245% interest in the adjacent FALC Project will bring together interests in one of the world's largest diamond-bearing kimberlite fields with demonstrated macrodiamond and large stone potential.
     o Strong Financial Position - The combined Kensington and Shore Gold will have a cash position of approximately $175 million ($220 million fully diluted), with no debt, to aggressively pursue its exploration and development plans.
     o Enhanced Presence - The combined Kensington and Shore Gold will be a leading Canadian diamond exploration company, with enhanced profile both domestically and internationally.
     o Synergy Potential - There is the potential for significant development synergies and operational economies of scale.

     o Access to Capital - The combined Kensington and Shore Gold is expected to have a market capitalization of over $780 million (based on the closing price of Shore Gold Shares on September 28, 2005), increased trading liquidity, and a larger, more diverse shareholder base, all of which are expected to provide it with better access to capital.
     o Support from Strategic Partners - The combined Kensington and Shore Gold's FALC-JV interest will continue to benefit from the expertise, resources and technical skills of De Beers, the global leader in the diamond industry. Newmont Mining Corp., a significant shareholder of Shore Gold, is highly supportive of the Arrangement and has confirmed its desire to maintain a 9.9% interest in the combined Kensington and Shore Gold.
     o Strength of Management - Mr. Kenneth MacNeill will continue to be the President and Chief Executive Officer and will lead an integrated management team. Mr. James R. Rothwell, a director of Kensington (former President of BHP Diamonds Inc.), will be non-executive Chairman of the combined board of directors.

The Kensington Board, after taking into consideration, among other things, the recommendation of the Special Committee and the fairness opinion of BMO Nesbitt Burns, unanimously concluded that the Arrangement is fair to, and in the best interests of, Kensington and the Kensington Securityholders and authorized submission of the Arrangement to the Kensington Securityholders and to the Court for approval. The Kensington Board unanimously recommended that the Kensington Securityholders vote in favour of the Arrangement.

On October 21, 2005, the Kensington Securityholders voted overwhelmingly to approve the Arrangement with Shore Gold. The Arrangement was approved by 99.2% of the votes cast at the Meeting. The completion of the Arrangement remains conditional upon the receipt of all necessary regulatory and court approvals. The application for court approval will be held on October 28, 2005 and it is anticipated that the closing of the Arrangement will also occur on October 28, 2005.

The Arrangement

The Arrangement provides for the acquisition by Shore Gold of all of the issued and outstanding Kensington Shares in consideration for the issuance of 0.64 Shore Gold Shares for each Kensington Share. Pursuant to the Arrangement, Kensington and 38802 Yukon Inc. ("Shore Gold Subco") will amalgamate and this amalgamated company will be a wholly-owned subsidiary of Shore Gold.

In addition, each outstanding Kensington Option will be transferred to Shore Gold and each holder will receive an option to purchase that number of Shore Gold Shares determined by multiplying the number of Kensington Shares subject to each such Kensington Option by 0.64 at an exercise price per Shore Gold Share equal to the exercise price per Kensington Share of each such Kensington Option divided by 0.64. Each such option will otherwise be governed by the terms of Shore Gold's stock option plan, subject to certain amendments. Each outstanding Kensington Warrant will be transferred to Shore Gold and each holder will receive a warrant to purchase 0.64 Shore Gold Shares at a price per share equal to the exercise price under the Kensington Warrant.


B.   Business Overview

Kensington has an interest in one principal property: the Fort a la Corne Property, Saskatchewan. The Fort a la Corne Property is in the exploration stage and does not generate any revenues. Kensington's business is not affected by intangibles such as licences, patents and trademarks, nor is it affected by seasonal changes. Kensington is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

Pursuant to a purchase agreement executed March 15, 1995 and made effective as of January 1, 1995 between Kensington, Uranerz Exploration and Mining Ltd. ("Uranerz"), Cameco Corporation ("Cameco") and Monopros Limited ("Monopros"), a wholly owned subsidiary of De Beers, Kensington was granted an option to earn a 25% participating interest in the FALC JVA agreement dated January 1, 1992 entered into among Uranerz, Cameco and Monopros. The FALC JVA was amended and restated as of January 1, 1995 to include Kensington's purchase of the 25% interest in the Fort a la Corne Project. In order to earn a 25% interest in the Fort a la Corne Project, Kensington agreed to fund $3.4 million in exploration expenditures over a 36-month period commencing on January 1, 1995. Kensington completed its 25% earn-in obligations during the year ended December 31, 1997. Since that time, Uranerz became UEM Inc. ("UEM"), a private corporation owned equally by Cameco and Cogema Resources Inc. Monopros became De Beers Canada at the beginning of 2001. De Beers Canada is currently the operator of the FALC-JV.

The Fort a la Corne Project is a joint venture among Kensington,, De Beers Canada, Cameco and UEM. Cameco and Cogema Resources Inc. hold UEM's North American interests. Neither UEM nor Cameco elected to fund exploration in 1997 to 2000, although Cameco did fund to their percentage interest in the FALC JV for programs from 2000 to 2005. UEM retains a 10% free carried interest in the project. De Beers Canada replaced Uranerz as operator of the FALC-JV in December 1998. As of October 21, 2005, participating interests in the FALC-JV were as follows:

                  Kensington                42.245%
                  De Beers Canada           42.245%
                  Cameco                     5.510%
                  UEM                       10.000%

Although there is a joint venture relationship between the partners to the FALC JV, there is no joint venture entity. This joint venture relationship entails an agreement between the parties relating to annual budgets, with dissenting parties losing a proportionate share. The Company's proportionate share of deferred costs totaling $14,874,868 is recorded in the financial statements of the Company at June 30, 2005.

The following is a summary of major developments at the Fort a la Corne Project:

     o In August of 1988, spurred by rumors of kimberlite discoveries near Prince Albert, the presence of kimberlite-type intrusions in and around the Fort a la Corne Provincial Forest were interpreted by Uranerz using published aeromagnetic maps of the area compiled by the Geological Survey of Canada.

     o In June of 1989, the Fort a la Corne joint-venture project was created between Uranerz and Cameco; Uranerz remained as project operator until 1998. Kimberlite was successfully intersected in each of 7 drillholes targeted on geophysical anomalies.

     o De Beers Canada joined the FALC-JV in 1992 under a three-year earning-in period, after which time, the three partners each held a 33?% equity in the project. De Beers Canada satisfied earn-in requirements by the end of 1994.

     o Kensington was invited to join the FALC-JV in 1995 under a three-year earning-in period, after which time the four partners each held a 25% equity in the project. Kensington satisfied earn-in requirements by the end of 1997.

     o Cameco acquired Uranerz during the third quarter of 1998. Cameco assumed the 10% carried participating interest held by Uranerz and became interim operator of the project.

     o    De Beers  Canada  became  operator of the project  effective  December
          1998.

     o Kensington and De Beers Canada actively funded exploration while the participating interests of Uranerz and Cameco were reduced due to periods of non-funding from 1997 to 1999.

     o During 2001, the FALC-JV sold a block of 4 claims located near Weirdale (1024 ha in area) that contain 2 drilled kimberlite bodies.

     o During 2002, the FALC-JV sold a block of 12 claims near Foxford (1088 ha) that contain 2 drilled kimberlite bodies, and a block of 5 claims located northeast of Birchbark Lake (320 ha) that contains a single drilled kimberlite body to Shore Gold.

     o All FALC-JV partners funded exploration and evaluation programs during 2001 to 2004 except for UEM.


C.   Organizational Structure

The Company has no subsidiaries.

D.   Property, Plants and Equipment

The following information is extracted in part, from a technical report titled "Summary of Exploration and Evaluation of the Fort a la Corne Kimberlite Field, East-Central Saskatchewan" dated September 8, 2005 prepared by Brent Jellicoe, P.Geo,. Brent Jellicoe is Kensington's Chief Geologist and is a Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. A copy of the technical report is available on the SEDAR website at www.sedar.com.

Property Description and Location

The Fort a la Corne Project is located in central Saskatchewan (see Figure 1 below). A legally surveyed claim block covering much of the main trend of kimberlites lies approximately 65 km east of Prince Albert and extends northward from the Saskatchewan River to a few kilometers north of Shipman. An additional smaller claim (also legally surveyed) covers magnetic anomalies near Snowden, located approximately 120 km northeast of Prince Albert.

Claims which fall within the surveyed (southern) portion of the province are defined in terms of legal sections or subdivisions. Road allowances, typically 20 m in width, fall between sections and are separate legal entities. In November 2001, Saskatchewan Energy and Mines (now Saskatchewan Industry and Resources or "SIR") amended the description of mineral claims in the surveyed portion of the province to allocate road allowances to adjacent claim holders so that claim coverage can be seamless. The FALC-JV land holdings are spread across portions of township blocks from T.49 to T.52 and R.18 to R.21. Approximately 70% of the claims are within the boundaries of the Fort a la Corne Provincial Forest Reserve (Government of Saskatchewan crown lands) and the remainder is under private landholders surface rights, but without freehold mineral rights. Surface access to private land is by negotiation usually resulting in the payment of an access fee. A map indicating kimberlite outlines and the FALC-JV's land holdings is shown in Figure 1. A total of 63 kimberlite bodies are held by the FALC-JV at this time.

In agricultural areas, surface access must be negotiated with individual landholders, and requires the approval of the Rural Municipality (in this case, the RM of Torch River, with offices in White Fox, Saskatchewan). The Rural Municipalities commonly impose heavy vehicle restrictions (road bans) during spring thaw (2-3 weeks). Permits for all exploration field activities are administered by Saskatchewan Environment and Resource Management ("SERM"), in this case from their Prince Albert office. No part of the project lands are subject to specific environmental liabilities above or beyond those responsibilities assumed under permitting of exploration programs.

As of September 1, 2005, land holdings held under the joint-venture agreement included 121 claims totaling 22,544 hectares that are divided into four groups for assessment purposes. The property status for the FALC-JV land holdings is shown in Table 1. All claims were acquired during the period 1988-1990 and are subject to assessment rates proscribed for claims older than 10 years. All disposition groups are protected until at least 2009, with the main claims of interest in group FalC (E) protected until at least 2021. Assessment credits for Group 44961 (known as FalC East) were not applied for in 2002 for the 2001 expenditures given consideration of the new Saskatchewan Mining legislation that puts a maximum on the number of years to hold an exploration disposition (21 years total, from 2002 onwards). Assessment reports were prepared for exploration work conducted in 2002 and 2003 and credits were received and applied to the appropriate claim groups. Suitability of application for assessment credits will be reviewed by the FALC-JV partners on a yearly basis.

                   Table 1: FALC-JV Property Status as of September 1, 2005
    -------------------------------------------------------------------------------------
    Claim Group                     Area(Ha)     Annual Assessment   Year Protected To
    -------------------------------------------------------------------------------------
    44961 FALC East                9,984             $238,784             2015/16
    -------------------------------------------------------------------------------------
    45031 Snowden                  2,176              $54,400               2009
    -------------------------------------------------------------------------------------
    45130 FALC Southwest           5,328             $128,632               2020
    -------------------------------------------------------------------------------------
    45131 FALC Northwest           5,056             $111,008            2014/15/16
    -------------------------------------------------------------------------------------
    Total:                        22,544             $527,824
    -------------------------------------------------------------------------------------


     Figure 1: Map showing FALC-JV Land Boundaries and Kimberlite Outlines

Historical Landmarks for the Fort a la Corne Diamond Project

In August of 1988, spurred by rumours of kimberlite discoveries near Prince Albert, the presence of kimberlite-type intrusions in and around the Fort a la Corne Provincial Forest were interpreted by Uranerz Exploration and Mining Ltd. using published aeromagnetic maps of the area compiled by the Geological Survey of Canada (GSC).

In June of 1989, the FALC-JV was created between Uranerz Exploration and Mining Ltd. and Cameco; Uranerz remained as project operator until 1998. Kimberlite was successfully intersected in each of 7 drillholes targeted on geophysical anomalies.

De Beers Canada joined the FALC-JV in 1992 under a three-year earning-in period, after which time, the three partners each held a 33?% equity in the project. De Beers Canada satisfied earn-in requirements by the end of 1994.

Kensington, a junior exploration company involved in the search for diamonds in Saskatchewan, was invited to the FALC-JV in 1995 under a three-year earning-in period, after which time the four partners each held a 25% equity in the project. Kensington satisfied earn-in requirements by the end of 1997.

Cameco acquired Uranerz Exploration and Mining Ltd. during the third quarter of 1998. Cameco assumed the 10% carried participating interest held by Uranerz and became interim operator of the project.

De Beers Canada became operator of the project effective December 1998.

Review of available data in a desktop study executed during 1999-2000 delineated the four most high-priority targets (140/141,122,148,150).

Kensington and De Beers Canada have actively funded exploration throughout their involvement in the project, while the participating interests of Uranerz and Cameco have been reduced due to periods of non-funding from 1992 to 1999 (not including periods of time when new FALC-JV partners were earning-in).

During 2001, the FALC-JV sold a block of 4 claims located near Weirdale (1024 ha in area) which contain 2 drilled kimberlite bodies.

During 2002, the FALC-JV sold a block of 12 claims near Foxford (1088 ha), which contain 2 drilled kimberlite bodies, and a block of 5 claims located northeast of Birchbark Lake (320 ha) which contains a single drilled kimberlite body to Shore Gold

All FALC-JV partners funded exploration and evaluation programs during 2001 - 2004 except for UEM (carried interest).

In late 2004 strategic refocusing resulted in the development of an Advanced Exploration and Evaluation program (AE&E) to advance the project to pre-feasibility within a three year timeframe based on identification and evaluation of 70 million carats from high-grade zones in the central cluster of kimberlites.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property lies 65 km northeast of the City of Prince Albert (population 42,000) which is served by road, rail and scheduled air links. The closest settlements are a series of villages located along Provincial Highway 55, which link Prince Albert and the town of Nipawin. The highway roughly marks the northern margin of an agricultural belt which extends to the White Fox River in the south. This region is close to the northern limit of arable agriculture in this segment of the province. The nearest point of juncture for power and phone lines is 25 km north towards the town of Smeaton.

A network of logging roads and 4-wheel drive trails provides access within the forested areas. The best of these sand roads are open all year and are maintained by area logging companies and by the FALC-JV during field operations. Provincial Highway 55 traverses the Snowden claims and also is a main trunk road from which gravel grid roads surround the northern claims situated under cultivated land.

The Fort a la Corne Forest and this portion of the Northern Provincial Forest fall within the boreal transition eco-region which defines the gradation from the grasslands and aspen groves of the south to the true boreal forest of the north. The forests are mature, with a predominance of jack pine. Aspen, alder, white and black spruce, poplar and tamarack are found in local stands. The average elevation of the area is 450 m above sea level, with local relief of less than 50 m in narrow creek valleys. The immediate area of the main exploration/evaluation focus around kimberlite 140/141 has local relief of less than 20 m and is predominantly flat with subtle hills.

Climate data has recently been compiled by the University of Saskatchewan Geography Department as part of the Atlas of Saskatchewan Project (1999). The climate of the Prince Albert region is described as humid continental, with cool summers (Koppen temperature and precipitation classification). The annual mean temperature (100 year average) is 0.8(degree)C. Monthly mean temperatures vary from -19(degree)C (January) to +17(degree)C (July). The average annual number of hot days (30(degree)C or higher) is 6. The average annual number of very cold days (-30(degree)C or lower) is 29. The annual mean precipitation is 406 mm, with precipitation (0.2 mm or greater) in 21 days per year, on average.

The uranium and gold mining operations of northern Saskatchewan are serviced in part by Prince Albert area businesses, and industries draw skilled labour from this area. Electrical power is generated nearby (the E.B. Campbell Hydro
Generating Station on the Saskatchewan River east of Nipawin) and a telecommunications infrastructure is in place.

History

The Fort a la Corne area had not previously been explored for the occurrence of kimberlites, although there are reports of a prospector having found as many as five diamonds in the Melfort-Nipawin area prior to the Second World War. The story however, remains unsubstantiated as the diamonds were reportedly lost in a fire. A prospector hoping to follow-up on this report requested a permit from the provincial government in 1948 for exclusive diamond prospecting within Saskatchewan; this venture was abandoned because the government was only willing to grant a permit area of 259 km(2).

The next report of diamond related activity in the area was in 1961 when several stones were reportedly discovered in gravel downstream from Sturgeon Lake (northwest of Prince Albert). Nothing of any substance developed. At around the same time, a subsidiary of De Beers was reportedly conducting a regional exploration program throughout southern Saskatchewan. A full description of exploration activities leading up to the discovery of diamondiferous kimberlites in the Fort a la Corne area is given in Lehnert-Thiel et al. (1992). To date, no formal mineral resource or mineral reserve estimates for diamonds have been made in the Fort a la Corne area.

Other than several aggregate deposits, no economic occurrences of minerals, oil or gas have been discovered in the project area. Zones of banded iron formation in the Precambrian basement near Choiceland (some 30 km to the east and northeast of the joint venture properties) were investigated in 1955 by IREX and IPSCO. The IREX-Zone (155 Mt grading 28% Fe) and the IPSCO-Zone (55 Mt grading 27% to 29% Fe) were found to be uneconomic. A third body, the Kelsey Lake Zone investigated in 1975 (390 Mt at 34% Fe), was also found to be uneconomic. These deposits lie approximately 600 m below surface and were found to consist of inter-layered bands of magnetite and hematite dipping 65 to 70 degrees to the east.

Oil and gas exploration wells have been drilled throughout the area, but none of them currently produces hydrocarbons. Groundwater exploration holes, water well, and oil and gas exploration holes are the main sources of information on the sub-Quaternary geology within the project area. Notably, none of these holes was ever reported to have encountered kimberlite.

Geological information about the area is available from groundwater testholes and oil and gas exploration wells. Geological maps of Quaternary deposits and other Phanerozoic units are available at a scale of 1:250,000. Information on the Precambrian basement within the project area is largely restricted to inferences gathered from airborne magnetic surveys. Data from a 1969 GSC airborne magnetic survey is available on 1:253,440 scale map sheets.

Activities by Competitors in the Fort a la Corne Area

Spurred by the public interest generated both by the results obtained from the Fort a la Corne Project and by the activities of the large number of companies actively exploring for diamonds across much of Canada, an area in excess of 100 km north-south x 80 km east-west, centered on the FALC-JV dispositions, is almost completely staked by more than 20 different companies. (NTS map sheets 63L, 73G, H, I, and J). Since 1989, the entire area has been closely scrutinized by several companies utilizing the results and interpretations of geophysical surveys that infrequently culminated with small-scale, local drilling programs. In most cases, no new kimberlites were discovered, although significant discoveries were made by two companies, Shore Gold Inc. and Forest Gate Resources, which are discussed briefly below.

Up to 2005, some limited drilling had been completed in the immediate vicinity of the Fort a la Corne Kimberlite Field as well as further to the north
(Smeaton, Wapawekka, and Candle Lake), although much of the work was of a speculative and promotional nature. These activities indicated the presence of three kimberlites north of the Fort a la Corne area and two kimberlites (anomalies 137 and 139) in the former Crown Reserve along the southeast margin of the joint-venture land holdings. Shore Gold continues to maintain an interest in these southern-most bodies, and has extensively drilled the Star Kimberlite Body (anomaly #139) including core drilling and one 24 inch diameter, reverse circulation drillhole. On the basis of extensive work to produce a geological model for the Star Kimberlite by the GSC, the Saskatchewan Geological Survey, Dr. John Bowles of Mineral Science Ltd., and consultants with ACA Howe, Shore Gold planned and initiated a bulk sample program to sample up to 30,000 tonnes of kimberlite for diamond recovery. A 4.5 metre diameter shaft was excavated during 2003 and 2004, and work continues on sampling the vertical and horizontal extent of kimberlite near the interpreted main vent of the Star Kimberlite project. The shaft extends to a depth of 250 m and extensive horizontal drifting and limited underground delineation drilling are ongoing. Kimberlite samples are processed through a 10 tonne per hour Dense Media Separation ("DMS") facility, with final diamond recovery arising from DMS concentrate through a procedure combining x-ray sorting, grease table technology, and hand-picking. An additional 10,000 tonnes of kimberlite was excavated during 2005 to provide an additional 1,500 carats to the 4,000+ carats already recovered to date. An extensive drillhole program was initiated during the summer of 2005 with two rigs drilling PQ (3-inch) coreholes in a 100 to 200 metre grid across the body. Large diameter drillholes targeted on a subset of the coreholes will provide representative samples from the central part of the body. These samples will be run through the processing plant onsite and diamond results will be integrated with subsurface correlation in the geological model to develop a National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum compliant Indicated Resource for the Star Kimberlite.

In addition to the Weirdale, Foxford, and Birchbark Lake claims recently purchased from the FALC-JV, Shore Gold has progressively increased its land holdings at the southern margin of the Fort a la Corne area since 1995. Its most recent staking acquisitions were 3 small claims (60 ha) located at the junction of the North and South Saskatchewan Rivers. Shore Gold currently holds 138 claims for a total of 23,952 ha. Under an earn-in agreement with Shore Gold, Skeena Resources drilled two NQ coreholes into two different kimberlites within the Weirdale cluster. Both holes intersected kimberlite and core samples were submitted for diamond recovery. The evaluation program did not continue due to low diamond recoveries and because Skeena Resources withdrew from the earn-in agreement.

Forest Gate Resources Inc. ("Forest Gate") drilled a small geophysical anomaly east of the FALC-JV landholdings approximately 2 kilometres from kimberlite body 119 during the 2nd quarter of 2003. Its first NQ drillhole intersected kimberlite, but the hole was lost after intersecting some 26 m of kimberlite. Subsequent attempts to intersect kimberlite by NQ and HQ coreholes were defeated due to bad ground conditions in the glacial overburden causing the holes to be lost above kimberlite. FGRI resumed investigation of the Dizzy Kimberlite in November 2003. Five NQ holes were targeted on the central part of the magnetic anomaly, all within some 50 m of the discovery hole. Details and results of the drilling program have not yet been released by Forest Gate. Core drilling continued on the property during 2004 and 2005 and a second kimberlite (Duke) was discovered during June 2005 located on its south boundary with Shore Gold. Additional drilling during the summer of 2005 re-tested ground adjacent to the eastern boundary of the FALC-JV property in the vicinity of Kimberlite 121 and
119. An unknown thickness of resedimented kimberlite hosted within the Cretaceous mudstones was intersected. Also in 2005, Forest Gate announced it had acquired 100% ownership of a disposition totaling some 768 hectares located on the central-western border of the main cluster of FALC-JV kimberlites and adjacent to the western margin of Kimberlite 122.

Geological Setting

The project area lies near the northeastern rim of the Interior Platform of North America. The platform is covered by a series of sedimentary rocks over Precambrian basement in a 600 to 1,200 km wide belt between the Rocky Mountains to the west, and the Canadian Shield, which crops out towards the northeast. Little is known of the metamorphic basement underlying the kimberlite area except for information gathered during 1950's and 1960's era exploration work at the nearby Choiceland banded iron formation deposit.

Diamond recovery from kimberlite samples of the tested bodies indicate approximately 70% of the kimberlites are diamond-bearing, and 50% are macrodiamond-bearing (based on recovery of stones greater than 1.0 mm in one dimension). These figures indicate Fort a la Corne to be the largest macrodiamond-bearing kimberlite field in the world. The main group of kimberlites is located within the Fort a la Corne Provincial Forest and forms a north-northwest elongated cluster approximately 32 km in length, extending from the Saskatchewan River to Highway 55 near Shipman. Smaller outlying kimberlite clusters occur near Weirdale in the west, near Foxford in the north and near Snowden in the northeast. A main grouping of very large kimberlite bodies occurs in the southern part of the trend.

The footprint sizes of 69 kimberlite bodies originally held by the FALC-JV were estimated from geophysical models to fall in the 2.7 to 184.0 hectare range. The mass of kimberlite at each body was also estimated, using a conservative density value of 2.5 gm/cc, and was reported to range from 3 to 675 million tonnes. From the same report, the cumulative surface area of the kimberlite bodies contained within the FALC-JV was estimated to be 2,818 hectares, and the total mass of these kimberlites was estimated to be 9 billion tonnes. More recently, the 140 and 141 kimberlite bodies were shown to be part of a single large structure with an estimated footprint of 250 hectares and greater than 500 million tonnes of kimberlite, based on a density value of approximately 2.2 gm/cc.

Exploration

Exploration activities in the field have been conducted every year since 1989, with the exception of 1998, and have included local and regional geophysical surveys, drilling, and sampling for the recovery of macrodiamonds, microdiamonds, and indicator minerals.

Geophysical Exploration

A total of 88 magnetic targets were obtained from 15,500 line-kilometres of airborne magnetic survey. Seventy-one anomalies were interpreted as kimberlite-type signatures. Extensive ground magnetic surveys were utilized to refine the area and estimated thickness of each of the anomalies and in many cases further work was done subsequent to discovery drilling of the kimberlite bodies. While the geophysical emphasis has been on magnetics and gravity, several other methods including CSAMT, seismic, and GEOTEM have been tested.

Drilling and Diamond Recovery Summaries

A total of 349 drillholes have been completed to the end of 2004-2005 program using various methods to produce core or chips from boreholes ranging from small to very large diameters (64 to 914 mm). By 1997, 69 of the original 71 (98.6%) targets in the project area had been tested by drilling. The FALC-JV currently retains 63 kimberlite bodies after selling several lower priority satellite kimberlite clusters. Exploration and evaluation activities have included: grade estimate studies, diamond valuations, diamond breakage studies, tracer studies, core and chip logging, microscopic petrography, sedimentary and volcanological studies, stratigraphic studies, radiometric age dating, zonation studies, downhole geophysical logging, caliper logging, lithogeochemistry, micropaleontology studies, magnetic susceptibility measurements, specific gravity measurements, and drillhole location surveys. A historical accounting of exploration activities and results from 1988 to 1997 is available in Jellicoe et al. (1998) and Lehnert-Thiel et al. (1992). At least 5,600 tonnes of kimberlite have been tested for macrodiamond content and thousands of samples for complete diamond recovery were completed using caustic fusion or jigging procedures and continue to be run to present-day. Almost half of this mass of kimberlite has come from Kimberlite 140/141. While substantial and extensive programs of geophysical surveys, drilling, sampling, and previously noted lines of investigation have been completed over 69 kimberlite bodies, this work only provided the means to initially prioritize the targets for more detailed work from 2000 onwards. A summary of exploration work during the period 1987 to 1999 is available in a technical report titled "Summary of Exploration and Evaluation of the Fort a la Corne Kimberlite Field, East-Central Saskatchewan" dated September 2005. This report is available digitally on SEDAR as well as on the Kensington Resources Ltd. website.

During 1999 and the early part of 2000, an in-depth evaluation and synthesis of all available information for each kimberlite body was conducted separately by De Beers Canada and Kensington staff. Based on these studies, De Beers Canada identified 17 kimberlites as having sufficient information on which to prioritize their diamond resource potential. From this list, 5 targets were selected for continued evaluation of diamond content and value.

2000 Exploration and Sampling Program

A full review of all diamond recovery, including 1999 work, was completed by MINRED in early 2000. This prioritization was based on body size, depth, grade, and diamond size frequency distribution. Two kimberlites were chosen for further work (large diameter drilling). Three 609 mm holes were placed into body 122 and two were placed into 141. A total of 487 macrodiamonds weighing 38.37 cts were recovered from the entire exercise.

Evaluation of the Fort a la Corne kimberlite bodies during 2000 and early 2001 utilized a synthesis of diamond recoveries, previous diamond valuations, and estimated body size to prioritize the bodies with the most potential for economic diamond deposits. Results of the desktop studies conducted in 1999 and 2000 are summarized in Table 2. Despite incomplete testing and difficulties in rationalizing diamond recoveries from a variety of drilling and processing methods, exploration was then focused on five high-priority bodies (Table 3).

                      Table 2: Kimberlite and Diamond Information Utilized in 2000 Prioritzation Study

    ---------------------------------------------------------------------------------------------------------------------
    Body    Size of Body   Total Micro-  Sample wt      Total       Total Macro   Total     Sample    Average     Sample
                             diamonds      (kg)      Microdiamond     diamonds    carats    weight   Stone size    Grade
                                                        weight                              tonnes)   (carats)     cpht
                                                     (octacarats*)
    ---------------------------------------------------------------------------------------------------------------------
    101         15.8            1        210.0          6,450       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    116         27.3            0         17.0         0                 0         0.000      27.8                  0.0
    ---------------------------------------------------------------------------------------------------------------------
    118         76.0           81        410.4        2,692,565          2         0.020      8.8       0.010       0.2
    ---------------------------------------------------------------------------------------------------------------------
    119         23.7            7        267.6         71,750            0         0.000      34.9                  0.0
    ---------------------------------------------------------------------------------------------------------------------
    120        134.1          655        884.0        9,895,830         149        5.746     205.7      0.039       2.8
    ---------------------------------------------------------------------------------------------------------------------
    121         34.8          357        776.5        9,196,102         63         2.340      60.6      0.037       3.9
    ---------------------------------------------------------------------------------------------------------------------
    122        108.0          211        622.0        6,436,950         77         5.820      87.4      0.076       6.7
    ---------------------------------------------------------------------------------------------------------------------
    123         24.4          153        300.3       29,207,503          7         0.132      18.3      0.019       0.7
    ---------------------------------------------------------------------------------------------------------------------
    126         21.6            0         73.0            0              1         0.130      38.5      0.130       0.3
    ---------------------------------------------------------------------------------------------------------------------
    133         17.0           42        152.0         87,400            1         0.045      42.7      0.045       0.1
    ---------------------------------------------------------------------------------------------------------------------
    134         17.0           11         84.9         74,345            1         0.010      3.2       0.010       0.3
    ---------------------------------------------------------------------------------------------------------------------
    135         41.0            1         52.8         18,597       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    140        143.6          391        1122.6      12,410,200         39         2.010      77.6      0.052       2.6
    ---------------------------------------------------------------------------------------------------------------------
    141        106.8          102        574.2        4,175,600         18         0.925      34.8      0.051       2.7
    ---------------------------------------------------------------------------------------------------------------------
    144         32.0            2         68.8         11,250       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    145         42.7          490        985.4       22,711,356         32         0.908      52.7      0.028       1.7
    ---------------------------------------------------------------------------------------------------------------------
    147        135.4          658        207.0       12,113,910         114        4.180      78.3      0.037       5.3
    ---------------------------------------------------------------------------------------------------------------------
    148        184.0          374        262.0        3,711,050         70         2.369     121.4      0.034       2.0
    ---------------------------------------------------------------------------------------------------------------------
    150         67.2          162        473.0        9,894,000         37         2.885     117.1      0.078       2.5
    ---------------------------------------------------------------------------------------------------------------------
    151      No data                                                     4         0.460      5.5       0.115       8.3
    ---------------------------------------------------------------------------------------------------------------------
    152         24.8           47        166.0         697,500           0         0.000      0.4                   0.0
    ---------------------------------------------------------------------------------------------------------------------
    154         32.0            4        100.0         95,345       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    155         18.0           12        105.6        1,093,587          7         0.080      4.3       0.011       1.9
    ---------------------------------------------------------------------------------------------------------------------
    156          6.9           11        140.8         209,621           0         0.000      5.8                   0.0
    ---------------------------------------------------------------------------------------------------------------------
    157          2.7            3         58.7         19,185       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    159         10.0            2         52.8          4,233       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    162         55.5           33        234.0         262,950           3         0.120      17.9      0.040       0.7
    ---------------------------------------------------------------------------------------------------------------------
    166         15.0           19         88.0         177,821           3         0.042      3.0       0.014       1.4
    ---------------------------------------------------------------------------------------------------------------------
    167         69.5           30        252.0         50,000            8         0.315      15.4      0.039       2.0
    ---------------------------------------------------------------------------------------------------------------------
    168         31.9            1         20.0          1,450            5         0.215      30.6      0.043       0.7
    ---------------------------------------------------------------------------------------------------------------------
    169         78.5          128        626.4        4,581,540         47         4.075      74.0      0.087       5.5
    ---------------------------------------------------------------------------------------------------------------------
    170         25.0           36         93.6         573,415           7         0.099      5.1       0.014       1.9
    ---------------------------------------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------------------------------------
    Body    Size of Body   Total Micro-  Sample wt      Total       Total Macro   Total     Sample    Average     Sample
                             diamonds      (kg)      Microdiamond     diamonds    carats    weight   Stone size    Grade
                                                        weight                              tonnes)   (carats)     cpht
                                                     (octacarats*)
    ---------------------------------------------------------------------------------------------------------------------
    174         37.8          112        296.8        9,632,700          2         0.035      11.7      0.018       0.3
    ---------------------------------------------------------------------------------------------------------------------
    175         36.8           47        251.6         343,500           5         0.290      10.1      0.058       2.9
    ---------------------------------------------------------------------------------------------------------------------
    176         26.0          172        258.7       15,993,385         17         0.966      49.3      0.057       2.0
    ---------------------------------------------------------------------------------------------------------------------
    181         13.0            2        339.6         17,750            0         0.000      30.7                  0.0
    ---------------------------------------------------------------------------------------------------------------------
    218         22.0            5        143.0          8,400            2         0.180      17.8      0.090       1.0
    ---------------------------------------------------------------------------------------------------------------------
    219         42.4           47        192.2        1,927,950          4         0.185      39.9      0.046       0.5
    ---------------------------------------------------------------------------------------------------------------------
    220         23.7          409        199.4       13,195,244         69         3.133      69.7      0.045       4.5
    ---------------------------------------------------------------------------------------------------------------------
    221          7.2           73        264.4        7,658,734         21         0.341      5.5       0.016       6.2
    ---------------------------------------------------------------------------------------------------------------------
    223          4.7           10         60.5         227,442           2         0.123      2.2       0.062       5.6
    ---------------------------------------------------------------------------------------------------------------------
    269          8.3            3         8.3           9,884       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    326         43.4            0         18.0            0              2         0.060      20.2      0.030       0.3
    ---------------------------------------------------------------------------------------------------------------------
    601         86.2           24        100.1         108,158           1         0.008      4.8       0.008       0.2
    ---------------------------------------------------------------------------------------------------------------------
    602         68.3            4        234.0         36,200            0         0.000      3.0                   0.0
    ---------------------------------------------------------------------------------------------------------------------
    603         19.3            1         18.0          4,850            1         0.270      36.2      0.270       0.7
    ---------------------------------------------------------------------------------------------------------------------
    606         43.8           21            213.0     229,550           0         0.000      3.9                   0.0
    ---------------------------------------------------------------------------------------------------------------------
    611          1.8            1             57.3      1,000            0         0.000      2.9                   0.0
    ---------------------------------------------------------------------------------------------------------------------
    614         24.0            1            139.0       900            17         1.425     26.7       0.084       5.3
    ---------------------------------------------------------------------------------------------------------------------
    615         12.2            3             68.6      4,632       Not sampled
    ---------------------------------------------------------------------------------------------------------------------
    * = 1 octacarat is equivalent to 1x10-8 carat

The primary objective of the 2000 program was to obtain large minibulk samples from two prioritized bodies. Results from this program are shown in Table 4. The drilling program was structured to enable maximum recovery of macrodiamonds in order to provide a first-order, average value (US$/carat) of the stones in each body.

                             Table 3: Prioritized Kimberlite Bodies
----------------------------------------------------------------------------------------------------------------
                             Modeled                                               Macro-diamond    De Beers
                  Est.        Mass        # of    Minibulk Mass       Average         Grade         Forecast
Kimberlite Body   Area    (millions of    Drill      (tonnes)      Micro-diamond     (cpht)        Commercial
                  (Ha)       tonnes)      Holes                   (stones/tonne)                  Grade (cpht)
----------------------------------------------------------------------------------------------------------------
122                108         540         11         388               340            5.2             16
----------------------------------------------------------------------------------------------------------------
140                144         537          8         74                377            4.4            5-19
----------------------------------------------------------------------------------------------------------------
141                107         395          5         271               180            4.8             19
----------------------------------------------------------------------------------------------------------------
147                135         497          5         73              3,180            7.2             15
----------------------------------------------------------------------------------------------------------------
148                184         675         12         121             1,425            2.2             10
----------------------------------------------------------------------------------------------------------------
150/151            112         336          6         120               340            4.8             16
----------------------------------------------------------------------------------------------------------------

                              Table 4: Macrodiamond Recoveries from 2000 Drillholes
----------------------------------------------------------------------------------------------------------------
                     Kimberlite         Minibulk                                Sample
                    Intersection          Mass          Number                   Grade
Drillhole             (metres)        (kilograms)      Of Stones    Carats      (cpht)     Large Stone Recovery
----------------------------------------------------------------------------------------------------------------
122-09                  155.7           129.153           63           4.235      3.3      1 stone >0.5 carats
----------------------------------------------------------------------------------------------------------------
122-10                  146.0           118.092           57           5.105      4.3      1 stone >0.5 carats
----------------------------------------------------------------------------------------------------------------
122-11                  102.8            81.078           92           7.970      9.7      4 stones >0.5 carats
----------------------------------------------------------------------------------------------------------------
Subtotal                404.5           328.324           212         17.310      5.3
----------------------------------------------------------------------------------------------------------------
141-04                  168.1           138.590           169         12.840      9.3      2 stones >0.5 carats;
                                                                                           2 stones >1.0 carat
----------------------------------------------------------------------------------------------------------------
141-05                  144.5           113.260           106          8.220     47.2      4 stones >0.5 carats
----------------------------------------------------------------------------------------------------------------
Subtotal                312.6           251.850           275         21.060      8.4
----------------------------------------------------------------------------------------------------------------
2000 Total              717.1           580.175           487         38.370
----------------------------------------------------------------------------------------------------------------


Past stone valuations were considered rough estimates only due to very small parcel sizes and a lack of larger stones. Due to these factors, average diamond values per body were often understated, despite a large fraction of gem-quality stones. Concern for these problems by Kensington and De Beers Canada have led to the use of two methods to understand the quality of diamond at Fort a la Corne. De Beers formulates modeled values based on integration of average sieve fractions for commercial-sized stones with the diamond size distributions and grade forecasts. In concert with this approach, individual stone values and average body values are currently being assessed by an independent diamond consultant with specific expertise in this area. All forecast grades and modeled values are evaluated during revenue modeling for the prioritized bodies.

2001 Exploration and Sampling Program

The 2001 kimberlite evaluation program was a combined drilling program of core and large diameter, reverse circulation holes that were followed by macrodiamond recovery from the acquired kimberlite bulk samples. Following the initial macrodiamond recoveries, and subsequent revenue modeling by MINRED in 2000 and early 2001, it was noted that at the middle and upper end of ore value estimates, the 141 kimberlite had the potential to be economic, when compared to the 1996 Fluor Daniel Wright Scoping Study.

A program was designed to collect sufficient diamonds to reduce the uncertainty surrounding the diamond value estimates for body 141. MINRED suggested that 100 cts (total recovery) should be sufficient to achieve this aim. Some discussion was held to determine the best method to collect these stones as well as to test or investigate a larger part of the kimberlite.

Added to this was the possibility that both kimberlites 141 and 140 were in fact part of the same body. Barbara Scott Smith concluded this in 1994 after viewing core data from both kimberlites. While diamond size frequency plots for the two bodies looked quite different, it was felt that this difference may have been a reflection of sample bias. Removing some questionable drill hole diamond size frequency data from plots of kimberlite 140 flattened the curve to resemble the relatively coarse size frequency distribution of kimberlite 141.

MINRED stated they would require 100 carats from kimberlite 141 to enable them to model a diamond value with a higher degree of confidence. Calculated from the 2000 kimberlite intersections and results, eight large diameter drill holes would be necessary to recover the additional 80 cts required. Some work was proposed on kimberlite 150 as this was the third prioritized target from the MINRED 2000 review; two large diameter drill holes were planned for 150. As the 2000 large diameter drillhole program produced high volumes of kimberlite sample, diamonds larger than one carat, and minimal breakage, the 24 inch reverse flood method was again chosen as the preferred drilling technique.

The high cost of large diameter drilling, along with the poorly understood but possibly complex kimberlite geology of kimberlite 141 prompted a proposed program of core drilling to ensure planned large diameter drillholes were correctly sited. Up to eight PQ sized holes were originally proposed but upon receiving drill quotes from contractors, and discussing petrographic requirements with the De Beers' petrographic consultant, Barbara Scott Smith, it was decided that up to 16 NQ sized (47.6 mm) core holes could be installed for the same cost and benefit.

A core hole was therefore planned for each proposed large diameter site to gain some geological control before the larger diameter work. This left a further 6 core holes available for geology-only investigations. Large diameter drill holes were planned in the expectation that reasonable intersections of kimberlite could be obtained around the 2000 sites. All drill holes were sighted on a UTM grid established over the kimberlites and field staff were prepared to relocate large diameter sites based on corehole intersections. The final program therefore called for 16 core holes (14 planned on kimberlites 140/141 and 2 on kimberlite 150) and 10 x 24 inch drill holes (8 holes into kimberlite 141, 2 holes into kimberlite 150).

Drilling of sixteen NQ (1.875 inch diameter) cores, predominantly from the 141 body, permitted geological evaluation of the kimberlites and was a means to spot the locations of the large diameter drillholes. Large diameter drilling is used for acquisition of bulk samples for macrodiamond recovery and stone valuation. Sixteen NQ (47.6 mm) diameter drill holes were completed, comprising 13 holes on kimberlite 141, one hole into kimberlite 140 and two core holes into kimberlite
150. A summary of corehole statistics is summarized in Table 5.

In general, coreholes were constructed with the use of three bits of different size. Surface holes were installed using a mud circulation system and an HW tricone milled tooth bit (130.2 mm diameter). At around 30 m, the HW tricone was replaced with a NW tricone bit (98.4 mm) and again mud was used for circulation. This was used until around 93-96 m when an NQ core bit replaced the tricone and coring commenced. Core drilling was generally conducted with either fresh water or at least low viscosity mud. Casing was generally installed to around 80 m although on occasion this dropped so additional lengths had to be added.

Two exceptionally thick intersections of kimberlite were sampled. The first was in hole 141-09 (Table 6) where 257.8 m of kimberlite were intersected. This hole was located on the modeled margin of kimberlite 141. The second deep intersection was seen in hole 141-13. Kimberlite was intersected between 111 m and the bottom of the hole at 450 m. The hole was terminated in kimberlite. It is believed that both holes are located near or within the main feeder vent of the 141 body.


                       Table 5: Core Intersection Summary
-----------------------------------------------------------------------------------------

Drillhole            Top of Kimberlite     Bottom of Kimberlite   Kimberlite Thickness (m)
                            (m)                    (m)
-----------------------------------------------------------------------------------------
141-06                     103.5                  246.0                     142.5
-----------------------------------------------------------------------------------------
141-07                     109.5                  238.5                     129.0
-----------------------------------------------------------------------------------------
141-08                     109.5                  273.5                     164.0
-----------------------------------------------------------------------------------------
141-09                     105.0                  362.8                     257.8
-----------------------------------------------------------------------------------------
141-10                     101.5                  254.9                     153.4
-----------------------------------------------------------------------------------------
141-11                     102.5                  192.0                      89.5
-----------------------------------------------------------------------------------------
141-12                     112.5                  266.5                     154.0
-----------------------------------------------------------------------------------------
141-13                    111.16                   450+                    338.84
-----------------------------------------------------------------------------------------
141-14                    105.01                  207.8                    102.79
-----------------------------------------------------------------------------------------
141-15                     115.3                  233.6                     118.3
-----------------------------------------------------------------------------------------
141-16                     105.8                  221.1                     115.3
-----------------------------------------------------------------------------------------
141-17                       114                  250.8                     136.8
-----------------------------------------------------------------------------------------
141-18                    110.95                    201                     90.05
-----------------------------------------------------------------------------------------
140-09                       116                  229.5                     113.5
-----------------------------------------------------------------------------------------
150-06                      97.4                  282.6                     185.2
-----------------------------------------------------------------------------------------
150-07                      95.6                  236.4                     140.8
-----------------------------------------------------------------------------------------
Total:                                                                   2,431.78
-----------------------------------------------------------------------------------------

The main objective of the 2001 program was to obtain sufficient macrodiamonds to provide approximately 60 additional carats for valuation in order to increase the confidence level of reported modeled values and revenue for the 141 kimberlite. Also, the shape, size, diamond distribution, and internal architecture of the body will be estimated using the 3D capabilities of GEMCOM, a computer program that plots drillhole and diamond recovery information.

A combined kimberlite intersection of 1,327.2 metres facilitated excavation of a total of 889.8 tonnes of kimberlite of which 471 tonnes of wet chips greater than 1.5 mm in size were retained for diamond recovery. Of these totals, 120.96 tonnes were excavated from the kimberlite 150 body with 60.37 tonnes of wet, coarser chips saved for processing. A total of 768.85 tonnes of wet chips were excavated from kimberlite 141. Theoretical (excavated) kimberlite masses shown in Table 6 were calculated using continual borehole diameter information from downhole caliper surveys. Some sample information listed here was revised from previous news releases.

                               Table 6: Summary of Minibulk Sampling
    -------------------------------------------------------------------------------------------------
    Drillhole Number               Kimberlite       Theoretical Mass Kimberlite  Total Depth of Hole
                                  Intersection               (tonnes)                  (metres)
                                    (metres)
    -------------------------------------------------------------------------------------------------
    141-20                           145.5                      95.586                  255.2
    -------------------------------------------------------------------------------------------------
    141-21                           142.2                      93.399                  245.0
    -------------------------------------------------------------------------------------------------
    141-22                           119.0                      84.129                  231.0
    -------------------------------------------------------------------------------------------------
    141-23                           160.8                     104.589                  267.0
    -------------------------------------------------------------------------------------------------
    141-24                           115.7                      76.940                  231.0
    -------------------------------------------------------------------------------------------------
    141-25                           101.3                      66.681                  206.6
    -------------------------------------------------------------------------------------------------
    141-26                           126.1                      82.472                  236.2
    -------------------------------------------------------------------------------------------------
    141-27                           115.6                      76.463                  219.5
    -------------------------------------------------------------------------------------------------
    141-28                           135.2                      88.589                  244.7
    -------------------------------------------------------------------------------------------------
    150-08                           165.9                     120.958                  262.0
    -------------------------------------------------------------------------------------------------
    Total:                         1,327.2                       889.8                2,398.2
    -------------------------------------------------------------------------------------------------


Initial processing of 117 samples (each representing approximately 12 metres of kimberlite intersection) was conducted at the De Beers Dense Media Separation
(DMS) facility at Grande Prairie between September 19, 2001 and October 20, 2001. The total headfeed weight of drained kimberlite was 413.134 tonnes for the bulk sample from kimberlite 141 and 57.988 tonnes for the kimberlite 150 minibulk sample. Reduction of material for diamond recovery by concentration of heavy minerals (and diamonds) resulted in a 99.2% decrease in mass.
Consequently, only 3,773 kilograms of +1.5 mm material were shipped to De Beers's facilities in South Africa for final diamond recovery and sorting (Table
7). Ten audit samples and 5 repeat samples were run during processing.

                 Table 7: Summary of 2001 Initial Processing by Dense Media Separation
------------------------------------------------------------------------------------------------------
Drillholes               Number of      Dense Media     Heavy Mineral Concentrate  Concentrate % of
                          Samples      Headfeed Mass             Weight                Headfeed
                                          (tonnes)             (kilograms)               Mass
------------------------------------------------------------------------------------------------------
141-20 to 28                  103          413.134               2,852.08                0.7
------------------------------------------------------------------------------------------------------
150-08                         14           57.988                 920.90                1.6
------------------------------------------------------------------------------------------------------
Program Total:                117          471.122               3,772.98                0.8
------------------------------------------------------------------------------------------------------

141 Macrodiamond Recovery and Grade Estimates

A total of 769 tonnes of kimberlite were excavated in 2001 from kimberlite 141 utilizing large diameter drillholes. Final diamond recovery from 3,773 kilograms of heavy mineral concentrate, derived from the dense media separation process, gave recovery of a total of 466 stones with a cumulative mass of 45.59 carats. Of this total, 431 macrodiamonds (greater than 1.5 mm in size) weighing 42.455 carats were recovered and added to the existing kimberlite 141 inventory of 248 stones weighing 21.22 carats recovered from program samples acquired in 2000. Notably, a single stone weighing 3.335 carats was recovered from the 141 samples. The average sample grade (total program carats divided by total sample tonnes) was 0.055 carats per tonne or 5.5 carats per hundred tonne; this compares with 18 cpht from forecast grades, which are expected to better reflect the average grade over the entire kimberlite rather than localized (area and stratigraphic) deficiencies or abundances due to extreme nugget effects known to be common to heterogeneous diamond deposits. Diamond recovery for the samples from kimberlite 150 yielded 35 stones weighing 3.135 carats were recovered from kimberlite 150. Fewer carats than initially anticipated were recovered from the 2001 program resulting in lower minibulk sample grades and less stones in the greater than 0.5 carat range (particularly, in comparison to 2000 samples for kimberlite 141). Some reasons for this discrepancy include:

Poor drilling completion in 3 of 10 holes resulting in inability to sample the bottom-most kimberlite strata that were expected to yield significant numbers of stones;

Change in lower treatment size cut-off from 1.0 mm to 1.5 mm in 2001, which resulted in fewer stones and less carats recovered;

Re-calculation of kimberlite density from 2.5 to 2.21, based on several hundreds of sample measurements; this re-calculation impacts on the sample grade calculation; and

Complexity in kimberlite lithotype encountered by drilling that may reflect variations in diamond distribution.

Microdiamond Recovery

Representative core samples from drillholes 141-09 and 141-12 were selected for total diamond recovery using caustic dissolution methods in De Beers's facilities. A total of 424 microdiamonds were recovered from this procedure with a cumulative weight of 0.143 carats. Data derived from this exercise were incorporated in the forecast grades estimates for parts of kimberlite 141.

Table 8 shows sample grades for the eleven 610 mm diameter boreholes drilled in 2000 and 2001 that range up to 41.5 cpht and cumulatively average 5.5 cpht. Notably, the high-end sample grade includes the 3.335-carat stone recovered from a 2001 sample. Individual minibulk sample grades are not considered representative of the average grade of the kimberlite. Rather ,the range of values likely brackets the actual grade of specific kimberlite phases or units, of which there may be several within a given drillhole. Grade estimates derived from statistical modeling of diamond size distributions for kimberlite 141 ranged from 5 to 12 cpht. These estimates are extrapolations for stones greater than 1.5 mm in size and pertain only to the central portion of kimberlite 141 where testing was conducted during 2000 and 2001.

             Table 8: Minibulk Sample Grades for 2000 and 2001 Drillholes in Kimberlite 141
    -----------------------------------------------------------------------------------------------
                                                                            Preliminary Estimate
                    Year       Range of Minibulk       Average Borehole         of Number of
    Drillhole      Drilled      Sample Grade (cpht)     Sample Grade (cpht)   Kimberlite Phases
    -----------------------------------------------------------------------------------------------
    141-20          2001          0 - 41.5                 6.6                       3
    -----------------------------------------------------------------------------------------------
    141-21          2001          0 - 16.1                 6.4                       4
    -----------------------------------------------------------------------------------------------
    141-22          2001          0 - 17.7                 7.2                       2
    -----------------------------------------------------------------------------------------------
    141-23          2001          0 - 11.4                 5.5                       2
    -----------------------------------------------------------------------------------------------
    141-24          2001          0 - 21.3                 5.2                       3
    -----------------------------------------------------------------------------------------------

    -----------------------------------------------------------------------------------------------
                                                                            Preliminary Estimate
                    Year       Range of Minibulk       Average Borehole         of Number of
    Drillhole      Drilled      Sample Grade (cpht)     Sample Grade (cpht)   Kimberlite Phases
    -----------------------------------------------------------------------------------------------
    141-25          2001          0 - 9.7                  2.7                         2
    -----------------------------------------------------------------------------------------------
    141-26          2001          0 - 17.2                 5.5                    at least 2
    -----------------------------------------------------------------------------------------------
    141-27          2001          0 - 6.9                  2.1                         2
    -----------------------------------------------------------------------------------------------
    141-28          2001          0 - 13.9                 4.2                         3
    -----------------------------------------------------------------------------------------------
    141-04          2000          0 - 34.3                 8.4                         4
    -----------------------------------------------------------------------------------------------
    141-05          2000          0 - 19.7                 7.1                         4
    -----------------------------------------------------------------------------------------------


Interpretive Results for 2001 Drilling and Sampling Program

De Beers Canada, the operator of the project, oversaw preparation of an evaluation report authored by managers and geoscientists in Mineral Resource Services (MRS), a department of De Beers located in Johannesburg, South Africa. The report, for which preliminary results were supplied during July 2002, was finalized in November 2002 based on currently available information and was modeled by De Beers using proprietary techniques. Macrodiamond recoveries for 2000 and 2001 were carried out at De Beers' facilities located in Canada and South Africa. The total microdiamond inventory that was recovered in early 2002 and utilized in the current grade forecasts was recovered both from Lakefield Laboratory in Canada and the De Beers' laboratories in Kimberley, South Africa. Services and interpretations rendered to the FALC-JV by De Beers were not independent or "at arms-length" due to their involvement in the project as a partner.

141 Modeled Diamond Values and Preliminary Assessment of Revenue

Actual average parcel diamond values for the 2001 stones were posted at US$52.60/carat, reflecting a substantial increase from US$33.67/carat for the 2000 stones. De Beers notes that since the valuation of the 2000 diamond parcel, the rough market has undergone a negative shift, a trend that only recently is showing signs of a reversal. For the purpose of modeling diamond value, the 2000 and 2001 parcels were not valued as a single parcel; rather they were combined on paper only, keeping the diamonds separate for later layout exercises that will be used to determine if the recovered diamonds differ in a gross sense across the 140/141 kimberlite body as drilled to date.

Modeled dollar per carat values in diamond exploration takes into account the expected diamond size distribution from any potential, future production scenario. An average dollar/carat value is based on diamond values extrapolated upwards to include recoveries modeled in the larger diamond sieve sizes. A model for 141 was fitted around the actual dollar per carat per sieve class recoveries leading to average values for all of the applicable diamond sieve categories. Combination of the modeled revenue curve and diamond size distribution yielded updated dollar per carat value estimates. This gave modeled values for 141 macrodiamonds that ranging from US$20 to US$220/carat. In light of the difference between modeled parcel and actual values, De Beers suggested that for small diamond samples, the actual parcel value is highly variable and the actual dollar per carat value for a potential producer is usually understated.

Modeled values were combined with grade estimates and dollar per tonne values were calculated for the modeled size distributions. Hence, as a preliminary assessment of revenue based on value and grade estimates, De Beers indicated a range from US$1 to US $26/tonne. Confidence limits of 80% for the modeled values and a preliminary assessment of revenue reflect variability in diamond size distribution and diamond value, but not of grade. However, Kensington considers all estimates, particularly those of grade, with low confidence in respect of newly-defined geological complexity (at least 4 phases of kimberlite) and with respect to variations in diamond size distribution in the 141 and 140 bodies, overall small diamond parcel sizes, and low levels of sampling across the breadth of the body (nugget-effect).

Valuation of the 2000/2001 diamonds was conducted during November 2002 by WWW International Diamond Consultants ("WWW"). WWW indicated an overall average value, based on its open market price book, of 15-20% higher than that listed by De Beers for the same diamond parcels. The De Beers valuations were made utilizing the DTC June 2002 price book. The single large stone measuring 3.335 carats that was recovered from large diameter drillhole 141-20 was given a value of US$450/carat, compared to US$390/carat value attributed by De Beers. WWW also pointed out the technical difficulties of putting a realistic market value on a relatively small geological sample.

2001 Macrodiamond Breakage Study

A total of 441 macrodiamonds from kimberlites 141 and 150 were examined for fresh, unetched surfaces that are considered the result of man-made breakage caused by drilling or diamond recovery procedures. Of the 33 stones examined from kimberlite 150, thirteen were significantly broken with estimated loss of diamond ranging from 50% to greater than 75%. Two stones were "fragments", which are defined as diamonds that have no original faces intact, thus obscuring determination of the size of the original stone, and three stones were "minor" to "very minor" fragments with estimated diamond loss of greater than 50% of the stone; this strongly suggests shattering of larger diamonds. In total, 39.4% of the diamonds from kimberlite 150 were broken to some degree. All stones recovered from kimberlite 150 were captured in round diamond sieves having openings of 2.845 mm or smaller. The increased breakage is due to the relatively harder and higher density rock in kimberlite 150 compared to softer, more altered kimberlites as seen in bodies 141 and 122.

Seventy-six macrodiamonds of the 407 examined from kimberlite 141 samples were damaged to some degree. Of the total number from kimberlite 141, approximately 3% (12 stones) were "fragments" and 4% (17 stones) were classed as "minor" to "very minor" pieces that strongly suggest shattering of a larger diamond. The remaining 47 broken stones constituted 10.8% of the diamonds resulting in a cumulative macrodiamond breakage of 18.7%. This figure is marginally higher than the 17% breakage observed in the investigation of samples from body 141 in 2000 but was considered an acceptable low level of breakage by De Beers for a large diameter drill program. Of the 98 stones captured by a 2.464+ mm round diamond sieve, although 11 stones had estimates of greater than 25% loss due to breakage, most of the largest stones captured by 3.454+ mm sieves did not have significant breakage. Loss of "fragments" and "minor" pieces to the discarded, undersize fraction of the excavated kimberlite (greater than 1.5 mm) cannot be adequately quantified and shattering of larger diamonds may still be an issue beyond simple estimation of loss from recovered stones. Estimation of the actual amount of diamond lost from broken pieces is not factored in the grade calculations or grade forecasts, which are based on size distribution of the recovered stones.

2002 Exploration and Sampling Program

The budget for this program was pegged at $5.2 million based on recommendations put forward by geoscientists of the De Beers Mineral Resource Services Group
(MRS) following evaluation of draft interpretations of results from the combined 2000 and 2001 programs. A two-stage drilling program (coring and minibulk sampling) was focused on improving the understanding of geology, diamond distribution, and diamond values within the combined 140/141 body with the goal of ultimately proving a resource tonnage. Minibulk samples were acquired from three very large diameter, reverse-circulation drillholes (914.4 mm or 36 inch), which were targeted on the central part of the northwest eruptive centre. These drillholes were targeted to provide additional stones to improve confidence levels in diamond valuations for this part of the body. In addition, five favourable locations were chosen from the sparsely-tested southeastern and central portions of the combined 140/141 body for minibulk sampling using large diameter (609 mm or 24 inch) reverse circulation drilling.

The program gave emphasis to the following:

     (i) A 2 Phase Drilling Program composed of 25 NQ coreholes (1.875 inch diameter), three - 36 inch diameter RC boreholes, and five - 24 inch diameter RC boreholes;
     (ii) Geophysical Studies: Ground Magnetic and Gravity Surveys, and a Magneto-Telluric Survey;
     (iii) De Beers Evaluation by MRS: Grade Forecasts, Valuation, and Revenue Calculations;
     (iv) Geotechnical Studies - Test structural integrity of bedrock and kimberlite;
     (v)  GEMCOM Modeling of the Kimberlite and Economic Parameters; and
     (vi) Conceptual Modeling Exercise: an in-house study conducted by AMEC engineering with assistance from the FALC-JV partners, to define thresholds for continued economic evaluation of the kimberlites. This is an internal report that is not specifically applicable to a single body.

Large diameter, air-assist, mud-flood, reverse circulation drilling (LDDH) was conducted by Layne-Christensen Drilling. Three cased 36-inch LDDH were targeted in a tight cluster around corehole 141-29 and LDDH 140-04 which returned significant grades and larger stones in 2000. The remainder of the LDDH program included five 24-inch boreholes strategically placed in locations of favourable corehole intervals with indications of higher diamond prospectivity. The eight large diameter drillholes will provide additional carats to increase the level of confidence in grade forecasts, valuations and revenue modeling by De Beers.

Ground geophysical surveys completed in the summer of 2002 on the 140/141 body and surrounding areas suggest the possibility of thicker kimberlite than originally expected in areas extending from and close to the combined body. One such adjacent area was shown by coincident gravity and magnetic anomalies as a large extension (approx. 600 x 600 metres) westwards from the southern part of kimberlite body 140. In addition, an intense gravity anomaly coincident with a weak magnetic dipole occurs off the western flank of 141. Another gravity anomaly of similar magnitude and size (approx. 600 x 600 metres) exists approximately 800 metres to the southeast of body 140. These anomalies fit in well with the linear northwest trend apparent in the main kimberlite cluster. FALC-JV geophysicists are evaluating these anomalies to ascertain whether they are prospective for new areas of kimberlite.

Core Drilling Program

A total of 25 NQ coreholes (diameter of 1.875 inches or 47.6 mm) were completed on kimberlite 141/140. Drillhole 141-36 intersected 171.0 metres of kimberlite, and corehole 140-21 produced 264.2 metres (approx. 865 feet) of kimberlite and was terminated while still in kimberlite due to poor drilling conditions. The coarseness of kimberlite and thicker interval may indicate that this hole is on or near the vent of kimberlite 141/140 and is considered highly prospective for diamonds due to indicator mineral abundance, coarse grain size, and presence of mantle xenoliths. Both kimberlite bodies are currently understood by geological modeling to form a single body. Preliminary evaluation of the core from the south-central portion of the 140/141 body indicates a new area of stratigraphically distinct upper kimberlite which exhibits characteristics that are considered prospective for diamond grade. Boreholes 141-18 and 141-37 were both terminated in kimberlite due to lost steel downhole, and borehole 140-20 was shut down in kimberlite due to drilling difficulties. Table 9 summarizes the core drilling program.

                        Table 9: Summary of Core Drilling Program
    ---------------------------------------------------------------------------------------
    Drillhole            Top of          Bottom of        Kimberlite        Total Drill
     Number             Kimberlite       Kimberlite       Thickness           Depth
                         (metres)         (metres)         (metres)          (metres)
    ---------------------------------------------------------------------------------------
    140-10               110.0              242.0            132.0            250.8
    ---------------------------------------------------------------------------------------
    140-11               102.0              167.0             65.0            201.0
    ---------------------------------------------------------------------------------------
    140-12               102.0              242.9            140.9            247.5
    ---------------------------------------------------------------------------------------
    140-13               110.0              236.6            126.6            243.0
    ---------------------------------------------------------------------------------------
    140-14               109.0              244.3            135.3            249.0
    ---------------------------------------------------------------------------------------
    140-15               102.0              336.5            234.5            342.0
    ---------------------------------------------------------------------------------------
    140-16                99.7              237.3            137.6            243.0
    ---------------------------------------------------------------------------------------
    140-17               104.1              258.2            154.1            261.0
    ---------------------------------------------------------------------------------------
    140-18                99.8              120.0             20.2            120.0
    ---------------------------------------------------------------------------------------
    140-19               104.1              218.1            114.0            231.0
    ---------------------------------------------------------------------------------------
    140-20                99.5              221.0            121.5            221.0
    ---------------------------------------------------------------------------------------
    140-21               105.3              369.5            264.2            369.5
    ---------------------------------------------------------------------------------------
    140-22               107.8              185.0             77.2            198.0
    ---------------------------------------------------------------------------------------
    140-23               125.0              180.9             55.9            192.0
    ---------------------------------------------------------------------------------------
    140-24               110.7              214.8            104.1            225.0
    ---------------------------------------------------------------------------------------
    140-25               108.2              189.6             81.4            195.0
    ---------------------------------------------------------------------------------------
    140-26               110.7              218.5            107.8            225.0
    ---------------------------------------------------------------------------------------
    140-27               118.7              207.4             88.7            219.0
    ---------------------------------------------------------------------------------------
    141-29               105.8              273.0            167.2            279.0
    ---------------------------------------------------------------------------------------
    141-34               101.4              238.1            136.7            246.0
    ---------------------------------------------------------------------------------------

    ---------------------------------------------------------------------------------------
    Drillhole            Top of          Bottom of        Kimberlite        Total Drill
     Number             Kimberlite       Kimberlite       Thickness           Depth
                         (metres)         (metres)         (metres)          (metres)
    ---------------------------------------------------------------------------------------
    141-35               109.0              215.0            106.0            222.0
    ---------------------------------------------------------------------------------------
    141-36               102.5              273.5            171.0            280.0
    ---------------------------------------------------------------------------------------
    141-37               104.8              124.0             19.2            124.0
    ---------------------------------------------------------------------------------------
    141-37               104.8              255.1            150.3            261.0
    ---------------------------------------------------------------------------------------
    141-38               106.2              218.5            112.3            231.0
    ---------------------------------------------------------------------------------------
    Totals:                                                3,023.7          5,875.8
    ---------------------------------------------------------------------------------------


Reverse Circulation Drilling and Kimberlite Sample Tonnages for 2002

Three very large diameter drillholes (914.4 mm or 36 inch) were targeted on the central part of the northwest eruptive centre in order to maximize recovery of diamonds to improve confidence levels for diamond valuations in this part of the body. Each of the three drillholes were spotted within 15 metres of a centrally located NQ corehole (141-29) that was drilled in 2002 to permit better understanding of this kimberlite intersection, which provided the best macrodiamond recoveries in 2000 (large diameter drillhole 141-04).

Subsequent to core drilling, several of the most prospective kimberlite intersections were identified for minibulk sampling by large diameter (609 mm or 24 inch) reverse circulation, mud-flood with air-assist drilling methods, which were conducted from September 29 to November 22. A total of 1,271.9 tonnes of kimberlite were excavated from the boreholes and then screened onsite for disposal of fines less than 1.5 mm in size. Drilling and sampling information for all eight large diameter boreholes is shown in Table 10.


               Table 10: Preliminary Kimberlite Intersections and Sample Tonnages for 2002 Program
----------------------------------------------------------------------------------------------------------------
                                                                                     Range of       Average
RCmud(1)        Kimberlite     Excavated        Sample                                Minibulk   Borehole Sample
Drillhole       Thickness         Mass            Mass       Total        Total     Sample Grade     Grade
Number            (m)           (tonnes)        (tonnes)     Stones       Carats       (cpht)        (cpht)
----------------------------------------------------------------------------------------------------------------
141-30           914.4          141-29           161.6        14           264.6      233.82         104.09
----------------------------------------------------------------------------------------------------------------
141-31           914.4          141-29           166.8        14           269.8      241.39          95.88
----------------------------------------------------------------------------------------------------------------
141-32           914.4          141-29           165.8        28(4)        268.8      253.78          96.59
----------------------------------------------------------------------------------------------------------------
141-33            609           141-09           252.6        23           359.0      176.48         100.83
----------------------------------------------------------------------------------------------------------------
140-28(5)         609           140-21           111.8        10           217.1       72.16          57.65
----------------------------------------------------------------------------------------------------------------
140-29            609           140-16           131.2        12           230.8       84.87          58.22
----------------------------------------------------------------------------------------------------------------
140-30            609           140-17           150.0        13           259.0      100.10          63.82
----------------------------------------------------------------------------------------------------------------
140-31            906      ~80 metres from       166.4        15           274.7      109.24          69.93
                                140-21
----------------------------------------------------------------------------------------------------------------
Totals:                                        1,306.3        129        2,143.8    1,271.87         647.01
----------------------------------------------------------------------------------------------------------------
1.   RCmud refers to Reverse  Circulation,  mud-flood with  air-assist  drilling methods
2.   Information for the core drilling program was reported in a news release by
     Kensington dated Oct. 15, 2002
3.   Typically 12 metre sample interval
4.   6 metre sample interval utilized to improve resolution
5.   Drillhole terminated prematurely at a depth of 217.1 metres due to downhole problems

The initial stage of diamond recovery was conducted at a DMS plant with 5 tonnes/hour capacity that treated material in the size range of 1.5 mm to 12.5 mm after preparations to remove clayey fines and crushing of greater than 12.5 mm oversize material. The plant is located in Grande Prairie and is operated by De Beers Canada. Preliminary data indicates separation procedures produced approximately 1.5 tonnes of diamond-bearing heavy mineral concentrate from the eight large diameter drillholes. Final diamond recovery is underway at high-security facilities operated by De Beers in Johannesburg, South Africa.

2002 Results of Macrodiamond Recovery

On March 28, 2003, the Company reported the initiation of final diamond recovery for minibulk samples from the 2002 program. Approximately 1.5 tonnes of DMS heavy mineral concentrate samples containing macrodiamonds were separated from 1,272 tonnes of kimberlite excavated by three 914 mm (36 inch) and five 610 mm (24 inch) diameter drillholes targeted on the 140/141 composite kimberlite body. The Company conducted on-site due-diligence auditing and monitoring of the final diamond recovery procedures by Brent C. Jellicoe, P.Geo., the Company's Qualified Person, and Anthony Bloomer of Venmyn Rand (Pty) Ltd. of Johannesburg, South Africa, an independent firm of mining and minerals management advisors. Final diamond recovery for the Fort a la Corne drillholes was conducted at the newly renovated De Beers' Group Exploration Macro-diamond Laboratory (GEMDL), located in Johannesburg, South Africa. Laboratory renovations completed during 2003 focused on increasing the levels of efficiency and security in the facility, while in compliance with ISO 17025 accreditation standards.

The final macrodiamond recovery values were reported to the FALC-JV partners in July of 2003. A summary of all recoveries is shown in the Table 11 followed by a summary of large stone recovery by drillhole in Table 12. Recovered macrodiamonds were subjected to characterization studies including; luminescence, magnetic susceptibility, and photography. The stones were then cleaned, re-weighed, and re-sized before valuation in Charter House, London England, a De Beers facility. The stones were then sent back to KMDL for a Breakage Study.

            Table 11: Summary of Final Macrodiamond Recovery Results and Grades for 2002 Program
----------------------------------------------------------------------------------------------------------------
                                                                                     Range of       Average
RCmud(1)        Kimberlite     Excavated        Sample                                Minibulk   Borehole Sample
Drillhole       Thickness         Mass            Mass       Total        Total     Sample Grade     Grade
Number            (m)           (tonnes)        (tonnes)     Stones       Carats       (cpht)        (cpht)
----------------------------------------------------------------------------------------------------------------
141-30           161.6          233.82          104.09        155         14.77       0 - 15.6         6.317
----------------------------------------------------------------------------------------------------------------
141-31           166.8          241.39           95.88        153         16.62       0- 22.1          6.885
----------------------------------------------------------------------------------------------------------------
141-32           165.8          253.78           96.59        144         16.93       0 - 17.6         6.671
----------------------------------------------------------------------------------------------------------------
Subtotal         494.2          729.99          296.56        452         48.32
36"LDDH
----------------------------------------------------------------------------------------------------------------
141-33           252.6          176.48          100.83         45         16.795      0 - 114.4        9.516
----------------------------------------------------------------------------------------------------------------
140-28(2)        111.8           72.16           57.65         15          1.22        0 - 8.2         1.691
----------------------------------------------------------------------------------------------------------------
140-29           131.2           84.87           58.22         72         14.45      1.6 - 58.1       17.026
----------------------------------------------------------------------------------------------------------------
140-30           150.0          100.10           63.82         55          9.49        0 - 46.7        9.490
----------------------------------------------------------------------------------------------------------------
140-31           166.4          109.24           69.93         29          3.125       0 - 16.6        2.861
----------------------------------------------------------------------------------------------------------------
Subtotal         812.0          542.87          350.45        216         45.09
24" LDDH
================================================================================================================
Other(3)                                                        1          0.35
----------------------------------------------------------------------------------------------------------------
Totals:        1,306.3        1,271.87          647.01        669        93.760
================================================================================================================
1.   RCmud refers to Reverse  Circulation,  mud-flood with  air-assist  drilling methods
2.   Drillhole  terminated  prematurely  at a depth of  217.1 m due to  downhole problems
3.   Recovery  from  composite  granulometry  samples  and  Gravel  Purge  after processing

A total of 54 macrodiamonds larger than 0.25 carats were recovered from the samples. These stones had a combined weight of 42.03 carats. Only 5 macrodiamonds weighing 0.645 carats were recovered from concentrate cage cleanups, DMS Audits, and composite granulometry samples. This is less than 1% of the total stone recovery.


                                Table 12: Summary of Large Stone Recovery for 2002 Program
----------------------------------------------------------------------------------------------------------------------
  Drillhole        >0.25 and <0.5 ct.        >05. and <0.75 ct.        >0.75 and <1.0 ct.             >1.0 carat
    Number
   RCmud(1)     -----------------------------------------------------------------------------------------------------
  Drillhole       Number of    Number of    Number of    Number of    Number of    Number of     Number of    Number of
    Number         Stones        Carats       Stones       Carats       Stones        Carats       Stones       Carats
----------------------------------------------------------------------------------------------------------------------
    141-30           8           2.910           0              0          0              0           0            0
----------------------------------------------------------------------------------------------------------------------
    141-31           8           2.985           1          0.695          1          0.860           0            0
----------------------------------------------------------------------------------------------------------------------
    141-32           7           2.320           4          2.230          0              0           1        1.045
----------------------------------------------------------------------------------------------------------------------
    141-33           4           1.340           1          0.630          1          0.855           1       10.230
----------------------------------------------------------------------------------------------------------------------
  140-28(2)          0               0           0              0          0              0           0            0
----------------------------------------------------------------------------------------------------------------------
    140-29           5           1.490           0              0          0              0           4        8.145
----------------------------------------------------------------------------------------------------------------------
    140-30           3           0.825           0              0          1          0.895           1        3.610
----------------------------------------------------------------------------------------------------------------------
    140-31           1           0.325           1          0.515          0              0           0            0
----------------------------------------------------------------------------------------------------------------------
   Other(3)          1           0.35            0              0          0              0           0            0
======================================================================================================================
   Totals:          37         12.545            7          4.070          3          2.610           7       23.030
----------------------------------------------------------------------------------------------------------------------
1.   RCmud refers to Reverse  Circulation,  mud-flood with  air-assist  drilling methods
2.   Drillhole  terminated  prematurely  at a depth of  217.1 m due to  downhole problems
3.   Recovery  from  composite  granulometry  samples  and  Gravel  Purge  after processing


2002 Results of Macrodiamond Breakage Study

Macrodiamond breakage studies indicate potential diamond loss due to adverse drilling methods and recovery procedures. Recent breaks in a diamond caused by mechanical damage can often be discriminated from those formed by natural causes. A total of 644 diamonds recovered from the Fort a la Corne kimberlite bodies 140 and 141 during 2002 were examined for fresh breakage by the Harry Oppenheimer House (HOH) Geology team. Only breakage with unetched (i.e. "fresh") surfaces were considered. "Chipped" stones, or those that have less than 5% of the original diamond removed through fresh breakage, are considered "whole". "Significantly broken" is defined as more than 5% of the original diamond lost due to fresh (man-made) breakage. "Major" particles refer to the breakage of diamonds to the extent where more than 50%, but less than 95% of the original diamond is remaining A "minor" fragment constitutes less than half of the original diamond. The presence of minor fragments, especially very minor or "less than 25% remaining and fragment", strongly suggests the shattering of stones. A fragment is defined as a diamond that has no original faces remaining, rendering it impossible to determine the original size of the stone.

Some 22% of the total 644 diamonds examined from kimberlite 140/141 samples were damaged to some degree. Approximately 10.4% were chipped and are considered "whole". Seventy diamonds or 10.87% are major particles with greater than 50% of the stone remaining. Only three diamonds or 0.47% are "minor" fragments that have less 50% remaining. This indicates that shattering of larger stones was minimal in 2002, and much lower than the 3-4% seen in 2001. However, loss of "fragments" and "minor" pieces to the discarded, undersize fraction of the excavated kimberlite (less than 1.5 mm) cannot be adequately quantified and shattering of larger diamonds may still be an issue beyond simple estimation of loss from recovered stones. Total diamond breakage (not including "chipped" stones) is 11.34%, which is significantly lower than total breakage seen in 2000 and 2001. In 2002, Kimberlite 141 displayed a higher level of breakage (13.66%) than body 140 (4.35%). However, due to the small number of stones recovered from each drillhole from 140, comparison on a percentage basis should be made with considerable caution. Estimation of the actual amount of diamond lost from broken pieces is not factored in the grade calculations or grade forecasts, which are based on size distribution of the recovered stones only.

2002 Raw Valuations of Macrodiamonds

Macrodiamonds recovered from the 2002 drill program were valued in August 2003 using the De Beers July 2003 price book. Macrodiamonds from the 2000 and 2001 programs were updated to this price book at the same time. Table 13 summarizes the raw macrodiamond values. The full spread of values per sieve size were utilized to calculate modeled values, which are reported in the De Beers' Mineral Resource Management (MRM) Report summarized later in this overview.


                        Table 13: Raw Stone Values Based on the De Beers' July 2003 Price Book
-----------------------------------------------------------------------------------------------------------------------
                 2000                                     2001                                    2002
-----------------------------------------------------------------------------------------------------------------------
   Carats         Value        Av/Pr        Carats        Value        Av/Pr        Carats        Value        Av/Pr
                (US$/ct)     (US$/ct)                   (US$/ct)     (US$/ct)                   (US$/ct)     (US$/ct)
-----------------------------------------------------------------------------------------------------------------------
    21.6         806.62        37.34        42.08       2,733.38       64.96        90.96       3,371.12       37.06
-----------------------------------------------------------------------------------------------------------------------


2002 Results of Microdiamond Recoveries

Representative core samples from drillholes 140-16 and 140-17 were selected for total diamond recovery using caustic dissolution methods at Lakefield Research in Ontario. Residues from the caustic procedures conducted at Lakefield were shipped to the De Beers' Kimberley Acid laboratory in South Africa for final picking and imaging. The coreholes intersected previously untested kimberlite phases including thick intervals of xenolith-rich breccia, coarse olivine pyroclastic kimberlite, and matrix-supported kimberlite located in the south and central part of the combined 140/141 kimberlite body. Recoveries of a total of 446 microdiamonds (206 stones from 140-016 and 240 stones from 140-17) were combined with the existing diamond dataset and incorporated into the 2002 grade modeling exercise conducted by De Beers.

Samples were also collected from corehole 140-12 for the dual purpose of increasing the microdiamond inventory in the southern part of the 140/141 kimberlite, and to test diamond recovery procedures at the SRC. Thirty-one microdiamonds were recovered from the 41.54 kg sampled from the "speckled beds"; this calculates to 74.6 stones per 100kg. Eighty microdiamonds were recovered from the 40.92 kg sampled from the "kimberlite breccia beds"; this calculates to
195.9 stones per 100kg. Comparable stone concentration numbers are as follows,

     Kimberlite Breccia in 140-16:               162.5 stones/100kg
     Kimberlite Breccia in 140-17:               120.3 stones/100kg
     Speckled beds in 140-16:                    72 to 128 stones/100kg
     Speckled beds in 140-17:                    88 to 102 stones/100kg
     Range for "Coarse" Megagraded bed:          5 to 194, but averaging about
                                                   75 stones/100kg
     Range for "Fine" Megagraded bed:            5 to 175, but averaging about
                                                   50 stones/100kg


It is very important to keep in mind that it is the size distribution of the stones that is most important, not the stone concentration. Five stones were large enough to be recovered on the +212 micron screen and one stone was recovered on a +1180 micron screen; this single large stone weighed 9.52 mg or
0.0476 carats and is considered a macrodiamond; the three axes of the stone measure 2.14 x 1.78 x 1.70 mm. Proper allocation of diamonds to specific kimberlite phases by De Beers in the 140/141 body remains contentious until the geology of this complex body is better resolved.

A PQ corehole was drilled proximal to the three 36 inch diameter drillholes near the centre of the 141 deeper-going zone. This core was slabbed and then representatively sampled for diamond recovery using caustic dissolution at Lakefield Research Laboratory. All diamonds and residues from processing were forwarded to the De Beers Kimberley Microdiamond Laboratory in South Africa ("KMDL") for routine weighing, shape classification, and normal due diligence. A total of 396 stones were recovered from the 636.9 kg of kimberlite sample. These stones were added to the diamond inventory for the megagraded beds of 141 and form part of the diamond dataset utilized for grade forecasting by De Beers.

2002 Grade Forecasts, Modeled Values, and Modeled Revenue Estimates

The MRM department of De Beers Consolidated Mines has carried out annual reviews of the Fort a la Corne project since 1999 that include resource estimation work as well as recommendations for prioritization of the kimberlite bodies. MRM prepared an update for kimberlite 140/141 incorporating all relevant historical microdiamond and macrodiamond diamond recovery data as well as geological information current to the Spring of 2003. This report was received in final format during September 2003.

In 2002, the 140/141 body was classified at the "deposit" level for all variables considered including geology, grade, revenue, and sampling data. The 2002 Fort a la Corne MRM review utilized data to differentiate the kimberlite into coarse and fine zones based on diamond size frequency. Grade forecasts for these zones ranged from 7 to 12 cpht and corresponding revenues of US$20-220/tonne.

Based on these findings, MRM recommended a program of large diameter drilling in the vicinity of holes 141-04 and 141-05 aimed at increasing the macrodiamond parcel for revenue modeling. A cluster of three 36 inch diameter holes were drilled within close proximity of 141-04 and a total of 48.24 carats were recovered. In addition, MRM recommended improving understanding of the geological model for the kimberlite through core drilling that would also provide opportunities for identification of coarser grained zones. Based on kimberlite intersections in these coreholes, five 24" diameter drillholes were drilled in locations extending from the 141 central area to the 140 central area. Of these holes, one was targeted to investigate the "fine-grained vent" intersected at corehole 141-33, and the others to test the assumed extension of the mega-graded bed. A total of 45.09 carats were recovered from these drillholes.

2002 Grade Forecasts

The relatively sparse data, particularly when separated into the different geological units, implies that global estimates per geological subdivision are the only meaningful calculations possible. A grade-size plot was derived from the combination of micro- and macro-diamond data for each of the five geological units. Size frequency distributions were plotted from this data leading to calculation of grade estimates that were then both incorporated into revenue models. A sixth unit was created by division of the mega-graded bed into fine and coarse size frequency distributions.

The coarsest diamond size distributions were seen in the Mega-graded-coarse, Kimberlite Breccia and Fine-grained Vent units, although the distribution of the latter unit appears anomalously coarse due to the presence of a 10.23 carat stone. The Mega-graded bed-coarse shows the most consistency across the micro- and macro-diamond size ranges reflecting the larger number of recovered stones of all sizes, particularly with the addition of the diamonds from the three 36 inch diameter holes. The other kimberlite units show varying numbers of stone counts, but all are substantially less than the coarse mega-graded bed and highlight the uncertainty associated with grade results generated in this report. Stone counts utilized in the size frequency distributions and grade forecast results are shown in Table 14.

2002 Revenue Models

Raw values of the macrodiamonds were determined by the DTC in London, England based on the July 2003 price book. Valuation data was electronically compiled into six geological/size distribution units as previously described. Actual and forecast grade data is shown in Table 15 with revenue per geological unit in dollars per carat.

                    Table 14: Total Microdiamond and Macrodiamond Stone Counts and Weights
   ------------------------------------------------------------------------------------------------------
                                      Tonnes1              Stone Counts                    Carats
          Geological Unit          of Kimberlite
   ------------------------------------------------------------------------------------------------------
                                                   Micro-diamond  Macro-diamond      Total       >1.5 mm
   ------------------------------------------------------------------------------------------------------
   Mega-graded-coarse                 1,048.9           311            888           95.8         88.6
   ------------------------------------------------------------------------------------------------------
   Mega-graded-fine                    371.1            226             86           10.9         10.0
   ------------------------------------------------------------------------------------------------------
   Mega-graded-repeated                254.9            180            155           13.6         12.7
   ------------------------------------------------------------------------------------------------------
   Fine Kimberlite (Vent)              176.5            171             43           16.5         16.5
   ------------------------------------------------------------------------------------------------------
   Speckled kimberlite                  93.9            126             45            4.6          4.3
   ------------------------------------------------------------------------------------------------------
   Kimberlite Breccia                   74.0            183             67           14.3         13.7
   ------------------------------------------------------------------------------------------------------
     1.   Some barren samples have been excluded for grade calculation purposes


                  Table 15: 2002 Evaluation Program - Actual and Modeled Grade and Revenue Data with
                                             Comparison to 2001 Program
--------------------------------------------------------------------------------------------------------------------
        Geological Unit                  Grade in cpht (>1.5 mm)                 Revenue in US$/carat (>1.5 mm)
--------------------------------------------------------------------------------------------------------------------
                                    Actual          2001         2002            2002           2001         2002
                                    Sample        Forecast     Forecast       Raw Values      Forecast     Forecast
--------------------------------------------------------------------------------------------------------------------
Mega-graded-coarse                    8.4            12           12             32.9            115          97
--------------------------------------------------------------------------------------------------------------------
Mega-graded-fine                      2.7             5            7             17.2            38           71
--------------------------------------------------------------------------------------------------------------------
Mega-graded-repeated                  5.0             -            8             22.2             -           75
--------------------------------------------------------------------------------------------------------------------
Fine Kimberlite (Vent)                9.3             -            5             33.7             -           93
--------------------------------------------------------------------------------------------------------------------
Speckled kimberlite                   4.5             -            9             40.0             -           67
--------------------------------------------------------------------------------------------------------------------
Kimberlite Breccia                    18.6            -           15             53.6             -           97
--------------------------------------------------------------------------------------------------------------------


Each of these sub-parcels was plotted in log-space showing average sieve size against dollar per carat. Some 150 carats of macrodiamonds were available for revenue modeling, but the number per sub-parcel was considerably smaller. As would be expected, the extremely small parcels showed no consistent trends or obvious differentiation. The decision was made to electronically combine the complete data and the model into a single dollar per carat per sieve class. A geologically-based revenue split could be made in the future if sufficiently more stones are added to each dataset.

Plotted in log-space, the combined data showed a degree of consistency from a revenue perspective in the smaller sieve classes below +13 diamond sieve (4.521 mm). Very few carats exist in the larger size classes (only 15% by weight of the total parcel) and considerable modeling of assortment (model, quality, and colour) is required. Existing data from De Beers' group operations, combined with the assortment profile of the smaller diamonds was used to extrapolate the revenue curve up to the +23 diamond sieve (10.312 mm). The resultant dollar per carat per sieve class table has subsequently been applied to the six modeled size frequency distributions. Variations in diamond coarseness of the units lead to six distinct overall dollar per carat figures at a bottom cut-off of 1.5 mm and at SSV on the DTC July 2003 price book.

2002 Deposit Risk

Attempting to define confidence limits or upside and/or downside potential on deposit level resource data is problematic. By definition deposit level resources imply considerable risk and hence broad confidence limits. The estimation of the microdiamond-macrodiamond relationship and hence grade estimation from limited data is, to some degree, a subjective process.

Furthermore, it is likely that the emplacement model of the Fort a la Corne deposits will have some bearing on the microdiamond -macrodiamond relationship. The microdiamond content (and size distribution) can vary as a function of emplacement, under-recovery of microdiamonds from wind action during the sub-aerial pyroclastic event(s), and gravity sorting, which will result in different ratios of macrocrysts, phenocrysts and interstitial material. These processes can cause either dilution or concentration of micro diamond potential.

The impact of dilution or concentration of microdiamonds can affect the grade estimation process. In addition, any physical "sorting" within the microdiamond size ranges will affect the size frequency distribution and hence revenue estimation.

The deposit risk can be summarized into four main areas:

     o internal geology, the lateral and vertical extent (i.e. volume) of each geological identified unit,
     o    the grade of each geological unit,
     o    the size distribution of each geological unit, and
     o    the assortment (US$/carat/per size) per geological unit.

The risk associated with grade and size frequency distribution has been previously mentioned. In terms of the assortment profile, the revenue modeling process was forced to assume a similar assortment for all the geological units. Despite this amalgamation, the diamond parcel consists of about 150 carats, which is well below the 2000 to 5000 carats considered necessary to make a forecast with reasonable levels of confidence.

Conclusions and Recommendations from the 2002 MRM Report

The advances made in the geological model of 140/141 necessitated a complete rethinking of the grade and revenue estimation processes. It is likely that as geological knowledge and deposit delineation evolve so will the estimation methodologies. A natural consequence of refining a geological model is that the available sampling data has to be separated into the relevant geological subdivisions. This frequently results in creating a situation where there is insufficient data per geological subdivision for evaluation purposes.

The 2002 Fort a la Corne update classified the project at the Deposit stage for all variables and parameters. Subsequent to the report, the geological model was revised and further LDD drilling was conducted. The recognition of a more complex internal geology resulted in the necessity of more detailed data per geological unit. Thus despite additional data from the 2002 program, the project status has not changed significantly and remains at the Deposit stage for geology, volume, grade, density and revenue.

Based on the current geological understanding of 140/141 the following recommendations can be made:

     o Petrographic studies from existing material (chemical fingerprint, XRF etc) should be done to assist in geological unit identification, differentiation and the emplacement model.
     o Increase micro diamond database (from existing core) for the fine, speckled and breccia kimberlites.
     o Investigate the potential for diluting and or concentrating micro diamonds as a function of the host kimberlite.
     o Improve the geological understanding and the extent of the kimberlite breccia unit by delineation drilling.
     o Should the volumetric extent of the kimberlite warrant further investigation, this should be in the form of single 36 inch diameter LDD holes on a systematic grid.


Discussion Points Concerning the 2002 MRM Report

In consideration of the MRM Report, the following discussion points are relevant:

1. The 140/141 kimberlite is characterized by stratigraphic complexity and there appears to be a high degree of variability in grade and diamond size distribution. It is very likely that the 140/141 kimberlite is the product of at least two eruptive centres or feeders that have produced a coalescent kimberlite body. At present the geological model is complex and it is very important to recognize different kimberlite phases and then to properly allocate diamond recoveries to these units in preparation for modeling grade and revenue. It is the opinion of Brent Jellicoe that further work is required on the geological model and that allocation of diamond results may change as the geological model evolves.
2. Most data relates to the mega-graded bed; the mega-graded bed is more a local feature rather than a pervasive kimberlite wide feature. 50% of the mega-graded samples are "Fine" and are tested only in the central part of the 141 sector (about 20 ha); the grades and values are not representative of the entire body. Combining data from the mega-graded bed at 140 and from 141 is not advisable as they likely came from two different vents and eruptive events.
3. Considerable additional sampling will be required to obtain a confident geological model for the entire kimberlite. This model requires broad distribution of drillholes and representative sampling both vertically and horizontally in order to model the spatial distribution of diamonds in terms of size and number. However, delineation of the extent of higher grade zones may permit early estimation of the volume and tonnage of that phase - this becomes a relevant evaluation criterion that may discourage further work if the calculated tonnage falls below that which is thought to be required for an economic deposit.
4. In previous years, grade forecasts for Fort a la Corne Grade kimberlites typically have been 2-3 times higher than actual sample grades. Two forecasts in 2002 were lower than the actual sample grades. De Beers has explained that this is the other side of the nugget-effect whereby a greater amount of diamond is recovered from a sample than that which would be representative of a larger sample. Both the "breccia" and "Fine Kimberlite (Vent)" would fall under this explanation if the kimberlite unit contacts and corresponding allocation of diamonds were correctly determined.
5. Recovery derived from total content models for the subdivisions was factorised in respect of the smaller diamonds to represent a probable production type diamond size distribution, thus eliminating smaller diamonds that would normally be screened out to undersize or locked in tailings during production.
6. Small parcel sizes limit confidence in the modeled grades, values, and revenues; in particular, all phases besides the mega-graded bed have very small diamond parcels.
7. It is difficult to compare results from 2000, 2001, and 2002 due to different presentation formats and different (evolving) ways of modeling the data.


Disclaimers and Cautionary Points - 2002 MRM Report

1. Grade was derived from the total diamond content model. This procedure assumes that the observed diamond content distribution with size is reflected correctly by sampling and provides a global grade estimate for the part of the kimberlite covered by sampling.
2. Revenue figures supplied in this report are based on very small amounts of diamonds and could vary substantially from actual average values determined from larger diamond parcels.
3. Actual parcel value is calculated by dividing total dollar value by total carats in the parcel. For small samples, this value is highly variable and simulations have shown that the actual dollar per carat value for a producer is usually understated this way.
4. Modeled dollar per carat value takes into account the expected diamond size distribution for the producer and is based on average values extrapolated for larger diamond sieves.
5. Under normal conditions, it is possible to draw a valid comparison only if the diamond parcel contains more than 2000 carats. The absence of a sufficient number of large stones means that there is still considerable uncertainty associated with the revenue model.
6. If the presence of any part of the size distribution has been influenced by secondary events in any part of the body, local grade derived from these methods would not be valid and a serious difference in diamond size distribution and grade may occur locally within the kimberlite.
7. More confidence in the extrapolated values can only be achieved by having a larger diamond parcel for valuation. 8. Diamonds could be lost during sampling and treatment as a result of breakage or non-recovery due to low luminescence; breakage is not accounted for in any of the modeling, despite the preponderance of breakage in larger stones.

2003 Exploration and Sampling Program

During the first eight months of 2003, no field programs were conducted at Fort a la Corne as the bulk of the 2002 diamond recovery and the interpretation program was underway. In August 2003, the FALC-JV partners met to discuss a work program for 2003 and decided to implement a $3.0 million program based, in part, on recommendations put forward by geoscientists of De Beers' MRM following evaluation of draft interpretations of results from the combined 2000, 2001, and 2002 programs. This program focused on improving the understanding of geology, diamond distribution, and diamond values of the southern part of the 140/141 body with a goal of ultimately proving up resource tonnage for the "kimberlite breccia". In addition, a significant drilling and sampling effort was aimed at investigating the geology and diamond distribution in other high priority bodies including Kimberlites 122, 148, and 150.

2003 Airborne Geophysical Survey

The 2003 work program commenced with a fixed-wing airborne tri-sensor magnetic gradiometer survey over the entire FALC-JV project claim area that was run by Goldak Airborne Surveys. The survey had some over-run beyond the claim boundaries and the affected claim holders were offered hard copy results covering their land. Two blocks were flown for a total of 3,090 line kilometres at a 150 metre line spacing. The airborne survey provides a much improved magnetic dataset compared to previous airborne data acquired in 1989 and 1990.

Kensington received a final report documenting the program and including a full digital record of the results. The project operator has produced full scale colour maps and interpreted the results. Six new magnetic anomalies potentially representing un-tested kimberlite bodies were identified. These targets required drill-testing to confirm the presence of kimberlite and to permit logging for petrographic character.

2003 Ground Gravity Surveys

Ground gravity surveys accompanied by differential GPS were conducted by an in-house De Beers' crew over kimberlite 122, a large area embracing kimberlites 148, 150, and the area around kimberlite 140/141, which was partially surveyed in 2002. The surveys used 100 m line spacing and 100 m stations; a total of 2,482 stations were acquired over a 3 month period. A large gravity anomaly of significant amplitude was delineated immediately east of, and contiguous to, the 150 kimberlite. The anomaly covers an area three times that of the known 150 kimberlite body, or about 200 ha. Both the gravity and magnetic data indicate that some kimberlites may have greater extents than previously outlined. The outlined extent of kimberlite bodies to a 30 metre thickness cut-off by modeling geophysical data is in progress by the operator. Kensington has received a final report documenting the program and including a full digital record of the results.

2003 Core Drilling Program

Boart-Longyear mobilized three LF-70 hydraulic core drilling rigs for this program. A total of 49 core holes provide significant opportunities for understanding the geology of 4 separate, prioritized kimberlite bodies and for diamond recovery geared to better understanding their diamond content and distribution.

Drilling concluded during mid-November with a total of 48 HQ (63.5 mm or 2.5 inches) coreholes and one NQ (47.6 mm or 1.875 inches) corehole. Diamond core bits are composed of traceable synthetic cutting diamonds that can easily be distinguished from natural stones. Significant intersections of prospective kimberlite were encountered in each of the kimberlite bodies investigated and sufficient coverage of the bodies from this program and previous drilling will permit construction of geological models. The table shown below summarizes the drilling program. The core was subsequently petrographically logged in detail and sampled for microdiamond recovery and geochemistry according to priority and prospectivity. A summary of kimberlite core intersections is shown in Table 16.

                   Table 16: Summary of 2003 Drilling Results
---------------------------------------------------------------------------------------------------------
                                                     Base of     Thickness of   Thickness of
                       Thickness   Top of Main        Main          Main           Total            End
     Kimberlite         of Till     Kimberlite     Kimberlite    Kimberlite      Kimberlite       of Hole
  Body / Drillhole        (m)          (m)             (m)           (m)             (m)            (m)
---------------------------------------------------------------------------------------------------------
       140-32            101.06       101.06          244.30        143.24          146.29         291.00
---------------------------------------------------------------------------------------------------------
       140-33            100.42       100.42          199.35         98.93           98.93         208.00
---------------------------------------------------------------------------------------------------------
       140-34            100.20       100.20          205.50         105.3          105.72         219.00
---------------------------------------------------------------------------------------------------------
       140-35            104.95       113.60          152.43         38.83           56.85         216.00
---------------------------------------------------------------------------------------------------------
       140-36             99.00        99.00          139.62         40.62           40.62         142.00
---------------------------------------------------------------------------------------------------------
       140-37            102.92       131.93          142.33(1)      10.40           10.40         147.00
---------------------------------------------------------------------------------------------------------
       140-38            101.90       105.00          214.96        109.96          109.96         228.00
---------------------------------------------------------------------------------------------------------
       141-40            109.20       138.93          161.35         22.42           25.23         272.00
---------------------------------------------------------------------------------------------------------
       140-39            100.17       100.17          243.40        143.23          143.23         249.00
---------------------------------------------------------------------------------------------------------
       140-40            102.00       102.00          237.35        135.35          138.55         246.00
---------------------------------------------------------------------------------------------------------
   140/141 Total       1,021.82                                     837.88          875.78       2,218.00
---------------------------------------------------------------------------------------------------------
     03-150-01           106.32       106.32          198.85         92.53           92.53         207.00
---------------------------------------------------------------------------------------------------------
     03-150-02           112.78       112.78          214.13        101.35          101.35         225.00
---------------------------------------------------------------------------------------------------------
     03-150-03           110.42       123.96          169.17         45.21           45.21         180.00
---------------------------------------------------------------------------------------------------------
     03-150-04           106.80       111.23          169.70         58.47           60.59         192.00
---------------------------------------------------------------------------------------------------------
     03-150-05            99.90       104.53          154.90         50.37           50.42         174.00
---------------------------------------------------------------------------------------------------------
     03-150-06            96.28        96.28          216.16        119.88          119.88         222.00
---------------------------------------------------------------------------------------------------------
     03-150-07           104.15       121.49          157.56         36.07           36.07         165.00
---------------------------------------------------------------------------------------------------------
     03-150-08           113.73       117.67          205.96         88.29           88.29         213.00
---------------------------------------------------------------------------------------------------------
     03-150-09            99.00       101.16          183.05         81.89           81.89         192.00
---------------------------------------------------------------------------------------------------------
     03-150-10           103.47       109.63      135.00 (2)        31.60            31.60         135.00
---------------------------------------------------------------------------------------------------------
     03-150-11           113.47       120.90      158.00 (3)        35.33            35.33         158.00
---------------------------------------------------------------------------------------------------------
     03-150-12           102.90       102.90          192.50         89.60           89.60         201.00
---------------------------------------------------------------------------------------------------------
     150 Total         1,269.22                                     763.66          832.76       2,264.00
---------------------------------------------------------------------------------------------------------
     03-148-01            92.39        92.39          251.20        158.81          158.81         258.00
---------------------------------------------------------------------------------------------------------
     03-148-02            93.65        93.65          201.50        107.85          107.85         231.00
---------------------------------------------------------------------------------------------------------
     03-148-03            92.75        92.75          203.87        111.12          111.12         216.00
---------------------------------------------------------------------------------------------------------
     03-148-04            99.15        99.15          153.38         54.23           54.23         183.00
---------------------------------------------------------------------------------------------------------
     03-148-05                                                                    0.00 (4)          67.00
---------------------------------------------------------------------------------------------------------
     03-148-05a           92.18        92.18          181.00         88.82           91.77         204.00
---------------------------------------------------------------------------------------------------------
     03-148-06            91.80        91.80          200.09        108.29          108.29         207.00
---------------------------------------------------------------------------------------------------------
     03-148-07           100.88       100.88          147.24         46.36           46.36         153.00
---------------------------------------------------------------------------------------------------------
     03-148-08            99.31        99.31          147.12         47.81           47.81         156.00
---------------------------------------------------------------------------------------------------------
     03-148-09           109.90       109.90          124.93         15.03           16.95         156.00
----------------------------------------------------------------------------------------------------------
     03-148-10           112.54       112.54          152.31         39.77           39.77         159.00
---------------------------------------------------------------------------------------------------------
     03-148-11           102.49       102.49          134.80         32.31           36.64         150.00
---------------------------------------------------------------------------------------------------------
     03-148-12            92.20        92.20          272.85        180.65          180.65         282.00
----------------------------------------------------------------------------------------------------------
     03-148-13            96.00        96.00          193.33         97.33           97.33         210.00
---------------------------------------------------------------------------------------------------------
     03-148-14            93.02        93.02          222.85        129.83          129.83         234.00
---------------------------------------------------------------------------------------------------------
     03-148-15            92.56        92.56          198.31        105.75          105.75         207.00
---------------------------------------------------------------------------------------------------------
     148 Total         1,460.82                                   1,323.96        1,333.16       3,073.00
---------------------------------------------------------------------------------------------------------
     03-122-01           117.05       140.36          204.25         63.89           63.89         213.00
---------------------------------------------------------------------------------------------------------
     03-122-02           117.10       118.70          230.29        111.59          111.59         249.00
---------------------------------------------------------------------------------------------------------
     03-122-03           119.45       119.45          195.00         75.55           75.55         204.00
---------------------------------------------------------------------------------------------------------
     03-122-04           107.20       107.20          225.00        117.80          117.80         231.00
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                     Base of     Thickness of   Thickness of
                       Thickness   Top of Main        Main          Main           Total            End
     Kimberlite         of Till     Kimberlite     Kimberlite    Kimberlite      Kimberlite       of Hole
  Body / Drillhole        (m)          (m)             (m)           (m)             (m)            (m)
---------------------------------------------------------------------------------------------------------
     03-122-05           108.48       113.80          183.20         69.40           69.60         195.00
---------------------------------------------------------------------------------------------------------
     03-122-06           112.41       112.41          178.24         65.83           66.02         186.00
---------------------------------------------------------------------------------------------------------
     03-122-07           106.80       119.25          195.28         76.03           83.63         204.00
---------------------------------------------------------------------------------------------------------
     03-122-08           114.00       114.00          193.92         79.92           79.92         204.00
---------------------------------------------------------------------------------------------------------
     03-122-09           111.60       111.60          268.30        156.70          158.06         279.00
---------------------------------------------------------------------------------------------------------
     03-122-10           112.00       112.00          140.62         28.62           28.89         144.00
---------------------------------------------------------------------------------------------------------
     03-122-11           108.00       108.00          153.39         45.39           45.39         165.00
---------------------------------------------------------------------------------------------------------
     122 Total         1,234.09                                     890.72          900.34       2,274.00
---------------------------------------------------------------------------------------------------------
    Grand Total        4,985.95                                   3,816.22        3,942.04       9,829.00
---------------------------------------------------------------------------------------------------------
     % of Total            50.7                                       38.8            40.1
---------------------------------------------------------------------------------------------------------
1.   drillhole 140-37 prematurely terminated in disturbed kimberlitic sediments
2.   drillhole  03-150-10  prematurely  terminated in kimberlite due to drilling difficulties
3.   drillhole  03-150-11  prematurely  terminated in kimberlite due to drilling difficulties
4.   drillhole  03-148-05  prematurely  terminated in overburden due to drilling difficulties


2003 Sampling and Micro-diamond Recovery

A selection of representative intervals were sampled from each of the kimberlite bodies drilled in 2003. Core from each of the bodies drilled in 2003 were macroscopically logged, slabbed longitudinally by saw, and then selectively sampled. The main sampling effort was two-fold: to collect representative samples for petrographic examination and archiving, and tocomplete diamond recovery down to a lower cut-off of 75 microns using caustic dissolution methods. Samples of slabbed core measuring up to 40 cm long were collected for archiving and future petrographic studies. Representative samples for diamond recovery were collected over variable intervals with attention to sampling discrete phases of kimberlite.

Diamond recovery was completed in two stages. The SRC recovered diamonds using caustic dissolution and concentrate beneficiation methods. Stones were hand-picked from the resulting residue, and then described and weighed. Recently, the SRC was certified under ISO 17025 for Diamonds (see CAN-P-1579 in the Guide to the Accreditation of Mineral Analysis Lab). The second stage involved shipping the recovered diamonds and selected caustic residue to the KMDL in South Africa for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques. Both sets of data were released to the FALC-JV partners, however, the KMDL weights were utilized in grade forecasting based on statistical evaluation of diamond size distributions. For results following in this section, the reader is cautioned that viewed in isolation, microdiamond stone counts can be misleading and the estimation of macrodiamond grade from microdiamond results require an interpretation of the diamond size frequency distributions.

Diamond Recovery from Kimberlite 140/141 in 2003

Average microdiamond recoveries from three of the 2002 coreholes targeted on the central and southern parts of the body ranged from 12.7 to 13.5 stones per 10 kg, but these averages reflect sampling of at least three different kimberlite phases. These drillhole averages are at least twice that seen for similar recoveries from other parts of the body. Allocation of diamonds to appropriate kimberlite phases by De Beers' experts facilitated an early grade forecast of
18.6 cpht for the breccia beds and 4.5 cpht for the speckled beds. Given the relatively small numbers of microdiamonds in the dataset for discrete kimberlite types or phases, and the need to better delineate the extent of the new kimberlite phases, nine HQ coreholes (2.5 inch or 63.5 mm diameter) were drilled.

A total of 1,159 microdiamonds were recovered utilizing caustic dissolution methods from 595.15 kilograms of core submitted to the SRC from Kimberlite 140/141. Samples for microdiamond recovery were extracted from six of the corehole intersections. The SRC reported 97% recovery of internal tracers during diamond recovery; stone picking was routinely audited by a supervisor. The microdiamond results from these drillholes were integrated with the 140/141 dataset including results from similar kimberlite types intersected in earlier drillholes (140-12, 140-16, 140-17, and 141-09), followed by modeling of grade forecasts for the southern part of the 140/141 body. A summary of diamond recovery results for the drillholes and these phases are reported in Tables 17 and 18 illustrating how the best stone abundances were recovered from the repeated graded beds and the breccias immediately underlying them. Table 19 shows diamond recovery results by sieve size range for the same kimberlite types.


         Table 17: Summary of 140/141 Microdiamond Results by Drillhole
-------------------------------------------------------------------------------
                  Sample Mass                      Average        Stones larger
  Drillhole          (kg)        # of Stones     Stones/10kg      than 0.5 mm
-------------------------------------------------------------------------------
   140-32            99.90            173              17.3            1
-------------------------------------------------------------------------------
   140-33            92.65            219              23.6            1
-------------------------------------------------------------------------------
   140-38           100.80            173              17.2            1
-------------------------------------------------------------------------------
   140-34            91.85            166              18.1            0
-------------------------------------------------------------------------------
   140-39           110.60            199              18.0            1
-------------------------------------------------------------------------------
   140-40            99.35            229              23.0            0
-------------------------------------------------------------------------------
   Total:           595.15           1159              19.5            4
-------------------------------------------------------------------------------



      Table 18: Summary of 140/141 Microdiamond Results by Kimberlite Type
--------------------------------------------------------------------------------
                            Sample        # of        Average      Stones larger
Kimberlite Type            Mass (kg)     Stones     Stones/10kg     than 0.5 mm
--------------------------------------------------------------------------------
Repeated Graded Beds         142.55        323          22.7         2
--------------------------------------------------------------------------------
Breccia Beds                 274.90        593          21.6         2
--------------------------------------------------------------------------------
Other Kimberlite Units        68.00        109          16.0         0
--------------------------------------------------------------------------------
Speckled Beds                109.70        134          12.2         0
--------------------------------------------------------------------------------
Total:                       595.15       1159          19.5         4
--------------------------------------------------------------------------------


                  Table 19: 140/141 Microdiamond Recoveries by Sieve Category and Kimberlite Type
-------------------------------------------------------------------------------------------------------------
  Kimberlite            +0.075mm   +0.106mm   +0.150mm   +0.212mm   +0.300mm   +0.425mm   +0.600mm   +0.850mm
     Type                 Sieve      Sieve      Sieve      Sieve      Sieve      Sieve      Sieve      Sieve
-------------------------------------------------------------------------------------------------------------
Repeated Graded Beds       176         94         30         17          3          1          0          2
-------------------------------------------------------------------------------------------------------------
Breccia Beds               309        159         87         26          9          1          2          0
-------------------------------------------------------------------------------------------------------------
Other Kimb. Units           58         34         10          5          2          0          0          0
-------------------------------------------------------------------------------------------------------------
Speckled Beds               66         40         20          6          2          0          0          0
-------------------------------------------------------------------------------------------------------------
Total:                     609        327        147         54         16          2          2          2
-------------------------------------------------------------------------------------------------------------

The "repeated graded beds" and the "breccia beds" immediately underlying them yielded the best stone abundances. The average microdiamond abundance for all 140/141 samples is 19.5 stones per 10 kg while the repeated graded beds and breccia beds yielded average microdiamond abundances of 22.5 and 21.6 stones per 10 kg, respectively. This is much higher than previous results for Kimberlite 140/141. A total of four stones larger than 0.5 mm were recovered from the repeated graded beds and the breccia beds, two of which was recovered from the
0.850 sieve screen. Simple evaluation of microdiamond stone counts in isolation are insufficient to estimate macrodiamond contents, but can be utilized in diamond size frequency distributions to give grade forecasts.

In addition to the results from caustic dissolution, a high quality diamond weighing 0.77 carats was encountered during sample preparation of kimberlite core in the FALC-JV warehouse. The diamond was liberated while HQ core, from a depth of 117.86 m in drillhole 140-34, was being slabbed by a rock saw utilizing a non-diamond masonry blade. The diamond was not damaged by the blade, although the stone halted the cutting process and scored the blade. Both halves of the slabbed core retained a clear impression of the stone within kimberlite of the repeated graded beds. The diamond was weighed and measured by the SRC in Saskatoon. According to the SRC, the stone measures 5.50 x 4.40 x 4.20 mm in three dimensions and was described as a colourless, clear octahedroid with etched trigons and hillocks.

In addition to testing new core, ten kimberlite core samples collectively weighing 82.46 kg were collected from a 55 metre interval of hole 140-12 (drilled in 2002) located on the southern part of Kimberlite 140/141 during the fourth quarter of 2003 for a due diligence audit of the SRC diamond recovery process. A total of 127 diamonds were recovered, of which 6 stones were larger than a 0.212 square sieve. The larger stones ranged in size from 0.36 x 0.34 x
0.3 mm to 2.14 x 1.78 x 1.7 mm. These diamond recoveries were added to the 140/141 diamond dataset for grade forecasting.

Diamond Recovery from Kimberlite 148 in 2003

A total of 2,059 microdiamonds were recovered from 739.8 kilograms of core sampled from Kimberlite 148. The average diamond grade for all samples was 27.8 stones per 10 kg, which compares favourably to previous results from corehole 148-09 (drilled and tested in 1993) showing 14.3 stones per 10 kg from a 262 kg sample. The highest stone abundance figures for previous Fort a la Corne samples ranged up to 18.3 stones per 10 kg.

The best stone abundances were seen in the FBVK and the MPK units, although the three largest stones were recovered from OPK. A total of 14 macrodiamonds, with at least one dimension larger than 0.5 mm, were recovered from the samples. Diamond results by kimberlite type are shown in Table 20. Diamond results by kimberlite type and sieve category are shown in Table 21.


                      Table 20: 148 Microdiamond Results by Kimberlite Type
-------------------------------------------------------------------------------------------------------------
                                                                         Microdiamond
    Kimberlite     Sample Mass       Number of      Carat Weight           Abundance           Stones larger
        Type        (kilograms)         Stones      (milligrams)      (stones/10 kilograms)     than 0.5 mm
-------------------------------------------------------------------------------------------------------------
        FBVK            194.75            708            10.033              36.4                     4
-------------------------------------------------------------------------------------------------------------
        MPK             316.95            983            10.809              31.0                     4
-------------------------------------------------------------------------------------------------------------
       WS-FE             40.70             79             3.705              19.4                     0
-------------------------------------------------------------------------------------------------------------
        OPK             146.55            226             5.785              15.4                     4
-------------------------------------------------------------------------------------------------------------
       MPK-B             40.85             63             1.008              15.4                     2
-------------------------------------------------------------------------------------------------------------
       Total            739.80          2,059            31.340         Average of 27.8
-------------------------------------------------------------------------------------------------------------

                          Table 21: 148 Microdiamond Results by Sieve Category and Kimberlite Type
----------------------------------------------------------------------------------------------------------------------------
Kimberlite Type   +0.075mm        +0.106mm     +0.150mm      +0.212mm     +0.300mm     +0.425mm      +0.600mm      +0.850mm
                       Sieve         Sieve        Sieve         Sieve        Sieve        Sieve         Sieve         Sieve
----------------------------------------------------------------------------------------------------------------------------
      FBVK               310           195          121            60           15            5             2             0
----------------------------------------------------------------------------------------------------------------------------
      MPK                422           336          135            63           21            4             2             0
----------------------------------------------------------------------------------------------------------------------------
     WS-FE                29            22           12            10            3            2             0             1
----------------------------------------------------------------------------------------------------------------------------
      OPK                116            53           30            18            5            1             2             1
----------------------------------------------------------------------------------------------------------------------------
     MPK-B                26            20            9             7            0            1             0             0
----------------------------------------------------------------------------------------------------------------------------
     Total               903           626          307           158           44           13             6             2
----------------------------------------------------------------------------------------------------------------------------


The SRC reported a 97% recovery of internal tracers during diamond recovery; stone picking was routinely audited by a supervisor. Microdiamond results from these drillholes were integrated with the 148 dataset including results from similar kimberlite types intersected in earlier drillholes. Modeling of grade forecasts for the different major kimberlite units currently is in progress.

Diamond Recovery from Kimberlite 122 in 2003

A total of 327 microdiamonds were recovered from 412.65 kilograms of core sampled from Kimberlite 122. Representative slabbed core samples were collected from 11 HQ coreholes widely spaced across the 122 body. Six of these stones have at least one dimension exceeding 0.5 mm in length and are considered to be macrodiamonds.

Samples from the north crater of Kimberlite 122 gave total recovery of 133 stones, of which 2 macrodiamonds had at least one dimension greater than 0.5 mm. Most of the stones were recovered from the MPK-N kimberlite phase producing the best average stone abundance of 9.8 stones/10kg. In addition, the overlying UCSK-N gave an average abundance of 7.5 stones/10kg based on recovery of 18 stones from a much smaller sample mass. Table 22 shows the recovery of stones by kimberlite type and area.


                         Table 22: Summary of 122 Microdiamond Results by Kimberlite Type
--------------------------------------------------------------------------------------------------------------
   Kimberlite Type               Range of Sampled      Sample       # of Stones      Average     Stones larger
                                  Phase Thickness       Mass (kg)                  Stones/10kg    than 0.5 mm
                                        (m)
--------------------------------------------------------------------------------------------------------------
North Main Pyroclastic                56 - 74          117.55           115            9.8             1
Kimberlite (MPK-N)
--------------------------------------------------------------------------------------------------------------
North Upper Complex sediments         11 - 43           23.95           18             7.5             1
and Kimberlite (UCSK-N)
--------------------------------------------------------------------------------------------------------------
Total 122 North Crater:                                141.50           133            9.4             2
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
   Kimberlite Type               Range of Sampled      Sample       # of Stones      Average     Stones larger
                                  Phase Thickness       Mass (kg)                  Stones/10kg    than 0.5 mm
                                        (m)
--------------------------------------------------------------------------------------------------------------
South Main Pyroclastic                   36 - 103       222.55           163            7.3               4
Kimberlite (MPK-S)
--------------------------------------------------------------------------------------------------------------
South Upper Complex sediments             3 - 12         7.75             3             3.9               0
and Kimberlite (UCSK-S)
--------------------------------------------------------------------------------------------------------------
South Other Pyroclastic                  23 - 53         32.40           26             8.0               0
Kimberlite (OPK-S1)
--------------------------------------------------------------------------------------------------------------
Total 122 South Crater:                                 262.70           192            7.3               4
--------------------------------------------------------------------------------------------------------------
Basal Sediments and Kimberlite              7            8.45             2             2.4               0
(SAK), south periphery of body
--------------------------------------------------------------------------------------------------------------
Total 122:                                              412.65           327            7.9               6
--------------------------------------------------------------------------------------------------------------


By comparison, samples from the south crater returned lesser stone abundances of
7.3 and 3.9 stones/10kg for the MPK-S and UCSK-S phases, respectively. The MPK-S unit had four macrodiamonds with at least one dimension greater than 0.5 mm. OPK-S1, in the southeastern part of the body, returned an average value of 8.0 stones/10kg based on the recovery of 26 stones from 32.40 kg of sample.

In terms of size fractions, approximately 38% of the stones were recovered on the 0.075 mm sieve and 83% of the stones were retained in sieves less than 0.212 mm (Table 23). Overall, percentage recoveries by sieve class were very similar for the north and south sectors.

Stone recoveries from 122 cannot easily be compared to those from bodies 148 and 140/141 as these kimberlites were formed from separate volcanic eruptions that most likely have a distinct population of micro- and macrodiamonds. Simple evaluation of microdiamond stone counts in isolation are insufficient to estimate macrodiamond contents, however, they can be utilized in diamond size frequency distributions to give grade forecasts.

                         Table 23: 122 Microdiamond Recoveries by Sieve Category and Kimberlite Type
---------------------------------------------------------------------------------------------------------------------------
 Kimberlite            +0.075mm     +0.106mm      +0.150mm     +0.212mm     +0.300mm     +0.425mm     +0.600mm     +0.850mm
    Type                  Sieve        Sieve         Sieve        Sieve        Sieve        Sieve        Sieve        Sieve
---------------------------------------------------------------------------------------------------------------------------
MPK-N                        50           30            19            8            4            3            0            1
---------------------------------------------------------------------------------------------------------------------------
UCSK-N                        4            7             4            2            0            1            0            0
---------------------------------------------------------------------------------------------------------------------------
     North Crater:           54           37            23           10            4            4            0            1
---------------------------------------------------------------------------------------------------------------------------
       % of North:         40.6         27.8          17.3          7.6          3.0          3.0            0          0.7
---------------------------------------------------------------------------------------------------------------------------
MPK-S                        61           48            26           16            5            3            4            0
---------------------------------------------------------------------------------------------------------------------------
UCSK-S                        0            3             0            0            0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
OPK-S1                        8            4             6            7            1            0            0            0
---------------------------------------------------------------------------------------------------------------------------
     South Crater:           69           55            32           23            6            3            4            0
---------------------------------------------------------------------------------------------------------------------------
       % of South:         35.9         28.6          16.7         12.0          3.1          1.6          2.1            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
 Kimberlite            +0.075mm     +0.106mm      +0.150mm     +0.212mm     +0.300mm     +0.425mm     +0.600mm     +0.850mm
    Type                  Sieve        Sieve         Sieve        Sieve        Sieve        Sieve        Sieve        Sieve
---------------------------------------------------------------------------------------------------------------------------
SAK                           1            0             1            0            0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
        Total 122:          124           92            56           33           10            7            4            1
---------------------------------------------------------------------------------------------------------------------------
         % of 122:         37.9         28.1          17.1         10.2          3.1          2.1          1.2          0.3
---------------------------------------------------------------------------------------------------------------------------


A comparison of recent stone recoveries from caustic dissolution to similar types of historical results can be made on a limited basis. For the 122 north crater, combined MPK-N/UCSK-N diamond abundances are 3 times that seen in rotary hole 122-01, which was drilled in 1989. This drillhole produced kimberlite samples in the form of chips. Diamond recovery was achieved by combined crushing, jigging, heavy liquid separation, and caustic fusion. A total of 77 kg of kimberlite chips were analyzed for diamond content and produced 22 stones, of which five were macrodiamonds having at least one dimension greater than 0.5 mm and two of the stones had their largest dimension close to 1 mm. It is not known what the bottom cutoff for recovery was for this procedure, Although the smallest stone size recovered from these samples was 0.10 mm, a relatively coarse bottom cut-off may explain the comparatively low stone abundances for 122-01, despite recovery of a significant proportion of larger diamonds. Table 24 shows a comparison of diamond abundances for historical and recent results.

Several drillholes located on the south part of 122 were tested for diamond content from 1993 to 1996. Diamond abundances for these drillholes ranged from
2.5 to 4.5 stones/10kg compared to an average of 7.3 stones/10kg for the 2003 coreholes located in the 122 south crater (MPK-S and OPK areas). Kimberlite core samples totaling over 400 kg from coreholes 122-05 and 122-06, and an additional 252 kg of chip samples from large diameter reverse circulation drillholes 122-07 and 122-08 averaged between 2.5 to 4.5 stones/10kg based on the recovery of 218 diamonds. All four of these drillholes are located within the south and southeastern part of body 122. Stone abundances for 2003 coreholes in the 122 south crater (MPK-S and OPK-S1 areas) were about twice these recoveries with an average of 7.3 stones/10kg.

The SRC reported 95.3% recovery of internal tracers during diamond recovery; stone picking was routinely audited by a supervisor. Microdiamond results from these drillholes were integrated with the 122 dataset including results from similar kimberlite types intersected in earlier drillholes (122-01, 122-05, 122-06, 122-07, 122-08).

Diamond Recovery from Kimberlite 150

Kimberlite 150 was selected for delineation drilling and microdiamond sampling due to both favourable historical diamond recoveries and its size. The new results were combined with historical data in order to make grade forecasts based on stone size distributions.

                   Table 24: Comparison of Recent and Historical 122 Microdiamond Results by Area
--------------------------------------------------------------------------------------------------------------
                                                           Diamond
                            Year of         Diamond        Recovery       Sample
  Drillhole/Area            Diamond         Recovery      Bottom Cut       Mass       # of         Average
   Comparison               Recovery       Facility(1)     -off (mm)       (kg)       Stones     Stones/10kg
--------------------------------------------------------------------------------------------------------------
122 North Crater
--------------------------------------------------------------------------------------------------------------
122-01                       1989        C.F. Minerals         ?             77         22           2.9
--------------------------------------------------------------------------------------------------------------
MPK-N, UCSK-N                2003             SRC            0.075         141.5        133          9.4
--------------------------------------------------------------------------------------------------------------
122 South Crater
--------------------------------------------------------------------------------------------------------------
122-05                       1992             KAL            0.074          169         42           2.8
--------------------------------------------------------------------------------------------------------------
122-06                       1993             KAL            0.074          239         99           4.5
--------------------------------------------------------------------------------------------------------------
122-07                       1994             KAL            0.074          181         51           2.5
--------------------------------------------------------------------------------------------------------------
122-08                       1995             KAL            0.074           71         26           4.1
--------------------------------------------------------------------------------------------------------------
122-09                       2001             KAL            0.074          264         22           0.8
--------------------------------------------------------------------------------------------------------------
122-10                       2001        KAL, Lakefield      0.074          417         38           0.9
--------------------------------------------------------------------------------------------------------------
122-11                       2001             KAL            0.074          167         20           1.2
--------------------------------------------------------------------------------------------------------------
MPK-S, UCSK-S, OPK-S1        2003             SRC            0.075         262.70       192          7.3
--------------------------------------------------------------------------------------------------------------
1.   Abbreviated forms are as follows:  Saskatchewan Research Council, Saskatoon
     (SRC), De Beers' Kimberley Acid Laboratory,  South Africa (KAL),  Lakefield
     Research Labs, Ontario (Lakefield)


Representative slabbed core samples were collected from 12 HQ coreholes widely spaced across the 150 body. A total of 392 microdiamonds were recovered from 51 samples utilizing caustic dissolution methods on 422 kilograms of core submitted to the SRC. The SRC recovered and reported diamonds down to a lower cutoff of
0.075 mm in size; diamonds passing through a 0.075 mm screen were not included in the stone tallies. The SRC reported 98.6% recovery of internal tracers during diamond recovery; stone picking was routinely audited by a supervisor.

Recovered diamonds and selected caustic residues were sent to the KMDL for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques. KMDL reported 238 stones with dimensions equivalent to a +74 micron sieve cut-off and having a combined weight of 0.248 carats, including one macrodiamond weighing 0.226 carats recovered in the 2 mm sieve category. The average diamond grade for all samples was 5.7 stones per 10 kg, utilizing only stones greater than 74 microns.

Due to geological complexity in the 150 kimberlite body, the results from the 2003 drillholes were divided into three groups corresponding to the three areal lobes of the kimberlite outline (Table 25). Diamond results by kimberlite type and sieve category are shown in Table 26.

In terms of stone size fractions, approximately 49.4% of the stones were recovered on the 0.074 mm sieve and 94.1% of the stones were retained in sieves less than 0.212 mm. However, 91% of the total carat weight of diamond from these samples was recovered in a single stone from the west lobe. Viewed in isolation, microdiamond stone counts can be misleading and the estimation of macrodiamond grade from microdiamond results will require an interpretation of the diamond grade-size plots.

                              Table 25: 150 Microdiamond Results by Kimberlite Type
---------------------------------------------------------------------------------------------------------------------
                                                                                     Microdiamond
150                                                   Total Carat      Stones         Abundance
Kimberlite          Sample Mass                          Weight         > 74         > 74 microns      Stones larger
Area                   (kg)          Total Stones    (octacarats)(1)   microns       (stones/10 kg)     than 0.5 mm
---------------------------------------------------------------------------------------------------------------------
North Lobe             82.7              80            394,500          47               5.7
---------------------------------------------------------------------------------------------------------------------
West Lobe             239.5             258          24,332,850         161              6.7              1;0.226 cts.
---------------------------------------------------------------------------------------------------------------------
South Lobe             99.5              54            183,400          31               3.1
---------------------------------------------------------------------------------------------------------------------
Total                 421.7             392          24,910,750         239        Average of 5.7
---------------------------------------------------------------------------------------------------------------------
1.   One octacarat is equivalent to 1x10-8 carats


              Table 26: KMDL 150 Microdiamond Results (>74 microns) by Sieve Category and Kimberlite Type
------------------------------------------------------------------------------------------------------------------------
                                                                                                  +0.600 to
Kimberlite        +0.074mm      +0.106mm     +0.150mm      +0.212mm     +0.300mm     +0.425mm     +0.850 mm      +2 mm
Type                Sieve        Sieve         Sieve        Sieve         Sieve        Sieve        Sieves       Sieve
------------------------------------------------------------------------------------------------------------------------
North Lobe           22            18            3            4             0            0            0            0
------------------------------------------------------------------------------------------------------------------------
West Lobe            78            49           25            6             2            0            0            1
------------------------------------------------------------------------------------------------------------------------
South Lobe           18            9             3            1             0            0            0            0
------------------------------------------------------------------------------------------------------------------------
Total                118           76           31            11            2            0            0            1
------------------------------------------------------------------------------------------------------------------------


Modeling of the south lobe of the body utilized 129 microdiamonds (23 unused stones were categorized as less than 74 microns in size) grouped into four size categories. Only 15 macrodiamonds were recovered from this lobe in the past and this number of stones was insufficient to include in the modeling. The south lobe was assigned a forecast grade of 3 cpht encompassing a mass of 50.5 million tonnes based on integration of drillhole information and geophysical data. The north lobe was not modeled due to the availability of only 67 microdiamonds and no historical macrodiamonds. The estimated mass for this lobe is 32.1 tonnes.

The reader is cautioned that the grade estimates are conceptual in nature. The grade of kimberlite above a 1.5 mm bottom cutoff is estimated from a combination of micro- and macrodiamond data. Confidence levels for these figures are low and additional testing of macrodiamond content may be required to increase confidence levels in the grade forecasts. The reader should also be aware that insufficient geological control and quantity of sampling has been obtained to permit rigorous application of economic considerations and that there is no certainty that these preliminary assessments will be realized. In short, the figures presented herein are utilized as an exploration tool and their primary value is for comparison of diamondiferous kimberlite targets within the focus of the ongoing evaluation program.

Both the new data and the De Beers MRM grade forecasts do not support further drilling and sampling work on this kimberlite but efforts on the other prospective bodies will continue under the current, accelerated program.


2004 Exploration and Sampling Program

During the first eight months of 2004, no field programs were conducted at Fort a la Corne. In July 2004, the FALC-JV partners implemented a $7.62 million program in part based on recommendations put forward by geoscientists of De Beers' MRM and in recognition of large, relatively sparsely tested kimberlite bodies located proximally to the centre of the large cluster in the southern part of the main kimberlite trend.

The 2004 exploration program had three main objectives. One was to determine geological models for four high-interest kimberlite bodies and to adequately sample individual kimberlite units in each body for diamond content. The four bodies include kimberlites 120, 147, 121, and 221. None of these four bodies have been drilled in the past 5 years. The second objective was to test for the presence of kimberlite in five geophysical anomalies located around the central cluster using HQ core holes. The third objective was to improve the understanding of geology, diamond distribution, and diamond values of the southern parts of both the 140/141 body and 122 body with the goal of ultimately proving resource tonnage for the higher grade zones. A combination of coreholes (as pilot holes) and large diameter reverse circulation drillholes were used in these two bodies. The 2004 program included ten large diameter minibulk drillholes positioned on the higher-grade zones in Kimberlites 140/141 and 122. The 140/141 kimberlite had been the subject of drilling in 2000, 2001, 2002, and 2003, however the 2004 work focussed on the south west portion of the kimberlite where little information was available. Kimberlite 122 was last drilled in 2000 when three large diameter (610 mm) reverse circulation drillholes (LDDH) were completed on the south-central part of the body. The rationale for mini-bulk sampling in 2004 was to increase the confidence in the grade forecast models and the average diamond values in the kimberlite units of higher grade interest in bodies 140/141, 122 and 148. During 2004, mini-bulk sampling was carried out on the oscillating breccia unit of body 140/141 and the MPK unit within the southern crater of body 122.

Planning, Permits, Environmental Health and Safety

At the project level, De Beers Canada submitted a detailed exploration/evaluation program plan to Saskatchewan Environment ("SE") prior to the start of the field program which included all anticipated impacts caused by the drilling activities in the Fort a la Corne Forest area (road construction, drill pad preparation, water sources and rehabilitation). Approval for drillsite access and drill pad construction was granted through a Timber Permit issued separately by SE. Authority to withdraw surface water for drilling was covered by a Temporary Water Rights Licence issued by the Saskatchewan Watershed Authority. The Department of Fisheries and Oceans ("DFO") was advised by letter of the programme and responded with several guidelines.

Prior to mobilization, a field visit was conducted by an SE conservation officer who inspected each of the proposed drillsites. Photographs were taken at each site so that rehabilitation could be checked against the original features of the land surface after drilling was completed.

2004 Core Drilling Program

Boart-Longyear mobilized two LF-70 hydraulic core drilling rigs for this program. A total of 39 HQ core (2.5 inches or 63.5 mm diameter) core holes provided significant opportunities for understanding the geology of 6 separate, prioritized kimberlite bodies and for diamond recovery geared to better understanding their diamond content and distribution. Ten of the coreholes were used as pilot holes for large diameter, reverse circulation drilling in kimberlites 122 and 140/141. As well, five of the coreholes were targeted on geophysical anomalies to test for the presence of kimberlite.

Drilling concluded during mid-November with a total of 38 HQ or HQ/NQ (63.5 mm or 2.5 inches) coreholes and one NQ (47.6 mm or 1.875 inches) corehole. Diamond core bits are composed of traceable synthetic cutting diamonds that can easily be distinguished from natural stones. Significant intersections of prospective kimberlite were encountered in each of the prioritized kimberlite bodies investigated and sufficient coverage of the bodies from this program and previous drilling will permit construction of geological models. Kimberlite was intersected in two of the five geophysical anomalies, but will not be further discussed in this report. A summary of kimberlite core intersections is shown in Table 27.

At present, the sampling strategy for diamond recovery utilizing caustic dissolution methods is based on collection the of representative material from areas within boundaries marking lithological contacts. Representative samples for diamond recovery were collected over variable intervals, but from areas within discrete phases of kimberlite. Samples are made up of a maximum of 8 kg each and closed with numbered seals that cannot be tampered with. In addition, during 2004, samples of slabbed core measuring up to 40 cm long were collected for archiving and future petrographic studies. The number of samples collected per drillhole is a function of several factors including:

     o    budgetary considerations for the diamond recovery program
     o number of discrete phases present in the drillhole and in the kimberlite as a whole (complexity of geology)
     o    thickness of intersection and discrete kimberlite phases
     o    estimate of diamonds required for further evaluation

                         Table 27: Summary of 2004 Core Drilling at Fort a la Corne
------------------------------------------------------------------------------------------------------------------
                                                                        Thickness of       Total
                                                           Base of          Main         Kimberlite       End of
                                      Top of Kimberlite   Kimberlite     Kimberlite     Intersection       Hole
Drill hole #        CoreSize(1)              (m)             (m)             (m)            (m)(2)          (m)
------------------------------------------------------------------------------------------------------------------
    04-140-041          HQ                    97.40          246.00         106.44           128.28        252.00
------------------------------------------------------------------------------------------------------------------
    04-140-042          HQ                    97.56          241.22         138.59           140.76        243.00
------------------------------------------------------------------------------------------------------------------
    04-140-043          HQ                   100.57          232.35         119.84           124.89        236.00
------------------------------------------------------------------------------------------------------------------
    04-140-048          NQ                   104.90          137.66          32.76            58.65        180.00
------------------------------------------------------------------------------------------------------------------
    04-140-050          HQ                   100.19          236.62         129.18           131.59        243.00
------------------------------------------------------------------------------------------------------------------
   140 Subtotal                                                                              584.17      1,154.00
------------------------------------------------------------------------------------------------------------------
    04-121-009         HQ/NQ                 112.03          289.53         177.50           177.50        291.00
------------------------------------------------------------------------------------------------------------------
    04-121-010          HQ                   112.67          204.50          91.83            91.83        222.00
------------------------------------------------------------------------------------------------------------------
    04-121-011          HQ                   109.84          200.78          90.94            90.94        207.00
------------------------------------------------------------------------------------------------------------------
    04-121-012          HQ                   116.33          154.61          29.75            36.63        168.00
------------------------------------------------------------------------------------------------------------------
    04-121-013          HQ                   131.24          168.33          30.76            32.27        179.00
------------------------------------------------------------------------------------------------------------------
   121 Subtotal                                                                              429.17      1,067.00
------------------------------------------------------------------------------------------------------------------
    04-221-002          HQ                   112.05          170.80          28.99            51.16        180.00
------------------------------------------------------------------------------------------------------------------
    04-221-003          HQ                   121.35          196.73          75.38            75.38        303.00
------------------------------------------------------------------------------------------------------------------
    04-221-004          HQ                   109.55          183.49          34.05            68.59        195.00
------------------------------------------------------------------------------------------------------------------
   221 Subtotal                                                                              195.13        678.00
------------------------------------------------------------------------------------------------------------------
    04-147-006          HQ                   106.28          181.22          74.94            74.94        192.00
------------------------------------------------------------------------------------------------------------------
    04-147-007          HQ                   101.35          184.56          83.21            83.21        195.00
------------------------------------------------------------------------------------------------------------------
    04-147-008          HQ                   101.12          218.19         117.07           117.07        228.00
------------------------------------------------------------------------------------------------------------------
    04-147-009          HQ                   103.40          221.82         118.42           118.42        231.00
------------------------------------------------------------------------------------------------------------------
    04-147-010          HQ                    96.00          221.68         125.68           125.68        231.00
------------------------------------------------------------------------------------------------------------------
    04-147-011          HQ                    99.78          218.03         118.37           118.25        228.00
------------------------------------------------------------------------------------------------------------------
    04-147-012          HQ                   101.42          202.96         101.54           101.54        213.00
------------------------------------------------------------------------------------------------------------------
    04-147-013          HQ                    95.16          211.31         116.15           116.15        222.00
------------------------------------------------------------------------------------------------------------------
   147 Subtotal                                                                              855.26      1,740.00
------------------------------------------------------------------------------------------------------------------
    04-120-021          HQ                   104.00          236.97         132.97           132.97        242.00
------------------------------------------------------------------------------------------------------------------
    04-120-022          HQ                   108.00          293.80         185.80           185.80        306.00
------------------------------------------------------------------------------------------------------------------
    04-120-023          HQ                   111.00          234.88         123.88           123.88        246.00
------------------------------------------------------------------------------------------------------------------
    04-120-024          HQ                   115.88          125.50           9.62             9.62        192.00
------------------------------------------------------------------------------------------------------------------
    04-120-025          HQ                   111.00          240.55         129.55           130.55        244.00
------------------------------------------------------------------------------------------------------------------
    04-120-026         HQ/NQ                 105.00          243.60           7.36           131.96        255.00
------------------------------------------------------------------------------------------------------------------
    04-120-027          HQ                   102.00          234.50          57.61           126.00        246.00
------------------------------------------------------------------------------------------------------------------
    04-120-028          HQ                   119.52          218.80          99.28            99.28        237.00
------------------------------------------------------------------------------------------------------------------
   120 Subtotal                                                                              940.06      1,968.00
------------------------------------------------------------------------------------------------------------------
  04-122-012(3)         HQ                      n/a             n/a            n/a              n/a        102.00
------------------------------------------------------------------------------------------------------------------
   04-122-012A          HQ                   108.00          313.15         198.49           202.88        357.00
------------------------------------------------------------------------------------------------------------------
    04-122-013          HQ                   114.00          200.37          86.37            86.37        213.00
------------------------------------------------------------------------------------------------------------------
    04-122-014          HQ                   110.45          299.00         141.84           176.80        299.00
------------------------------------------------------------------------------------------------------------------
    04-122-019          HQ                   107.24          314.65         207.41           207.41        345.00
------------------------------------------------------------------------------------------------------------------
   122 Subtotal                                                                              673.46      1,316.00
------------------------------------------------------------------------------------------------------------------
      Total                                                                                3,677.25      7,923.00
------------------------------------------------------------------------------------------------------------------
1.    HQ core has a diameter of 2.5 inches or 63.5 mm; NQ core has a diameter of
      1.875 inches or 47.6 mm; drillholes listed with both core sizes started with HQ diameter, but were forced to decrease to NQ size due to drilling difficulties
2.    These values may not be equal to Base of Kimberlite minus Top of
      Kimberlite due to intervening layers of country rock 3. Drillhole
      04-122-012 was lost due to drilling difficulties at a depth of 102 m

Diamond recovery was completed in two stages. The SRC recovered diamonds using caustic dissolution and concentrate beneficiation methods. Stones were hand-picked from the resulting residue, and then described and weighed. The second stage involved shipping the recovered diamonds and selected caustic residue to the KMDL for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques.

Diamond recovery information and results for each drillhole and kimberlite are recorded in tabular form. MRM and independent consultants/experts use this data for grade calculation exercises and prediction of stone sizes. For some bodies, microdiamond data is relatively sparse, sometimes being derived from a single drillhole, and represents the only diamond data (macro or micro) available for a given body.

2004 Drilling and Sampling Results

Kimberlite 120

The 120 kimberlite occurs in the main cluster of the Fort a la Corne Kimberlite Province and is located on western end of the irregular shaped 148/147/120/220 volcanic complex with the 148 kimberlite directly to the southeast and the 220 kimberlite immediately to the east. Eight coreholes on Kimberlite 120 provided
940.05 m of kimberlitic material from a total meterage of 1,968.0 m. The top of the first kimberlite intersection ranged between 102.0 to 115.88 m and the bottom of the last kimberlite unit situated between 234.5 and 243.6 m. Kimberlite thicknesses varied between 9.62 and 185.8 m. The average total core recovery for the 2004 drillholes was 93.7%.

Previous Drilling on Kimberlite 120

As summarized in Table 28, twenty drillholes were completed on the 120 kimberlite body between 1990 and 1993. Various thicknesses of kimberlite ranging between 0.0 and 170.0 m were encountered by the drilling. The top of the kimberlite in the drillholes was noted to be between 97.0 and 115.0 m depth.

The initial drilling programme testing the 120 body in 1990 consisted of four reverse circulation drillholes (120-01 to 120-04). Follow-up holes (DH's120-02 to 120-17) were completed in 1991 and 1992. These consisted of reverse circulation mini-bulk sample and coreholes (76 mm). One of the reconnaissance holes drilled in 1992 (DH 120-18) did not recover any kimberlite. One other hole, DH 120-05X, had to be abandoned while drilling overburden when problems were encountered in the hole. A second hole, DH 120-05 was completed at the same location. The following year 120-14 was abandoned and was replaced by 120-15. The reconnaissance drillhole 120-18 did not intersect any kimberlite in 1992. Drillhole 120-20 was a redrill of holes 120-12 and 120-13 in order to confirm macrodiamond recoveries in the earlier drillhole.

               Table 28: Summary of Historic Drillholes and Minibulk Macrodiamond Recovery for 120
-------------------------------------------------------------------------------------------------------------
                 Year                                    Kimberlite             Sample   Recovered  Recovered
  Drillhole     Drilled   Type(1)     TOK      BOK       Thickness     EOH      Mass(t)    Stones     Carats
-------------------------------------------------------------------------------------------------------------
   120-01        1990      RCA       105.0    228.0          123.0     265.0       7.10        0           0
-------------------------------------------------------------------------------------------------------------
   120-02        1990      RCA       114.0    223.0          109.0     223.0       6.29       26       0.070
-------------------------------------------------------------------------------------------------------------
   120-03        1990      RCA       108.0    222.0          114.0     270.0       6.58        5       0.280
-------------------------------------------------------------------------------------------------------------
   120-04        1990      RCA       106.0    238.0          132.0     250.0       7.62       12       0.865
-------------------------------------------------------------------------------------------------------------
   120-05        1991    RCA/UR      102.6    198.0           92.0     230.0      14.07       15       0.175
-------------------------------------------------------------------------------------------------------------
   120-05X       1991      RCA           -        -              0     110.0          0        0           0
-------------------------------------------------------------------------------------------------------------
   120-06        1991    RCA/UR      110.0    203.0           90.0     231.8      13.17        1       0.445
-------------------------------------------------------------------------------------------------------------
   120-07        1991      RCA        97.0    179.0           59.0     207.4       2.92        8       0.010
-------------------------------------------------------------------------------------------------------------
   120-08        1991    RCA/UR      107.0    240.0          130.8     264.0      19.50       22       0.160
-------------------------------------------------------------------------------------------------------------
   120-09        1991    RCA/UR      108.0    238.0          128.0     246.0      19.10       11       0.460
-------------------------------------------------------------------------------------------------------------
   120-10        1991    RCA/UR      106.5    190.0           81.0     204.0      12.18        2       0.240
-------------------------------------------------------------------------------------------------------------
   120-11        1991     Core       109.0    232.3          123.3     232.3       4.72        0       0.045
-------------------------------------------------------------------------------------------------------------
   120-12        1992     Core       112.0    184.5           71.5     221.0       1.71        0           0
-------------------------------------------------------------------------------------------------------------
   120-13        1992     Core       115.0    240.4          122.4     246.0          0        0           0
-------------------------------------------------------------------------------------------------------------
   120-14        1992      RCa       108.0    109.0              0     111.5          0        0           0
-------------------------------------------------------------------------------------------------------------
   120-15        1992      RCA       108.0    236.5          125.0     236.5      17.46       12       0.420
-------------------------------------------------------------------------------------------------------------
   120-16        1992      RCA       114.0    246.5          130.0     246.5      18.16       22       1.620
-------------------------------------------------------------------------------------------------------------
   120-17        1992      RCA       104.0    276.5          170.0     276.5      23.74       20       0.610
-------------------------------------------------------------------------------------------------------------
   120-18        1992    Rotary          -        -              0     160.0          0        0           0
-------------------------------------------------------------------------------------------------------------
   120-19        1993     Core       110.0    283.1          168.0     293.0       0.99        1       0.055
-------------------------------------------------------------------------------------------------------------
   120-20        1993      RCA       110.0    276.3          163.5     276.3      29.82       12       0.316
-------------------------------------------------------------------------------------------------------------
   Total:                                                   2132.5    4800.8     205.14      151       5.771
-------------------------------------------------------------------------------------------------------------
1    RCA = 152-914 mm reverse  circulation  airblast;  UR=  under-ream;  Rotary=
     conventional   circulation   tricone  Note  This  table  does  not  include
     microdiamonds and  macrodiamonds  that may have been recovered from caustic dissolution or jigging recovery methods.


Microdiamond recoveries in 2004 compared favourably with historical recoveries which are shown at the bottom of Table 29. The average stone density of the 2004 recoveries was significantly higher at 15 stones/10kg and there were similar recoveries of stones larger than 0.5 mm (per kg). Microdiamond recovery by drillhole and sieve category for Kimberlite 120 is shown in Table 30. Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to MRM of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

                       Table 29: Summary of 2004 and Historical Kimberlite 120 Microdiamond Results
-----------------------------------------------------------------------------------------------------------------------
                                                                  Carat
     Drillhole                   Number of          Sample        Weight       # of           Average    Stones larger
    Drillhole                    Samples(1)        Mass (kg)     (carats)     Stones       Stones/10kg   than 0.5 mm(2)
-----------------------------------------------------------------------------------------------------------------------
     04-120-021                          12          97.75       0.0073550        127           13.0           0
-----------------------------------------------------------------------------------------------------------------------
     04-120-022                          16         129.62       0.0104550        155           12.0           1
-----------------------------------------------------------------------------------------------------------------------
     04-120-023                          10          82.05       0.0095050        102           12.4           1
-----------------------------------------------------------------------------------------------------------------------
     04-120-024                           1           8.05       0.0004100          9           11.2           0
-----------------------------------------------------------------------------------------------------------------------
     04-120-025                          12          98.40       0.0355650        196           19.9           1
-----------------------------------------------------------------------------------------------------------------------
     04-120-026                          10          81.65       0.0072700        137           16.8           0
-----------------------------------------------------------------------------------------------------------------------
     04-120-027                          11          89.16       0.0061850         99           11.1           0
-----------------------------------------------------------------------------------------------------------------------
     04-120-028                           7          56.72       0.0075550        137           24.2           0
-----------------------------------------------------------------------------------------------------------------------
              Total:                     79         643.40       0.0843000        962           15.0           3
-----------------------------------------------------------------------------------------------------------------------
 120 Historical(3)        13 DH; 59 samples        1104.68       0.1664583        734           5.36           6
-----------------------------------------------------------------------------------------------------------------------

1. For the 2004 samples, representative sample intervals ranged from 6.5 to 18 metres of kimberlite intersection; sample weights ranged from 8.05 to 8.35 kg

2    Stones with at least one axis greater than 0.5 mm in length
3 Due to the wide variance in sample mass per historical drillhole, the average stones/10 kg for the historical results was weighted by the mass of individual samples (a simple average of drillhole values was calculated at 4.77 stones/10 kg)


                        Table 30: Kimberlite 120 Microdiamond Recoveries by Drillhole and Sieve Category
------------------------------------------------------------------------------------------------------------------------------
   Drillhole         +0.075mm      +0.106mm      +0.150mm     +0.212mm      +0.300mm      +0.425mm     +0.600mm      +1.400mm
                        Sieve         Sieve         Sieve        Sieve         Sieve         Sieve        Sieve         Sieve
------------------------------------------------------------------------------------------------------------------------------
   04-120-021              39            54            19           10             5             0            0             0
------------------------------------------------------------------------------------------------------------------------------
   04-120-022              58            54            31            9             2             1            0             0
------------------------------------------------------------------------------------------------------------------------------
   04-120-023              37            35            14           10             5             0            1             0
------------------------------------------------------------------------------------------------------------------------------
   04-120-024               3             4             1            1             0             0            0             0
------------------------------------------------------------------------------------------------------------------------------
   04-120-025              79            74            32           10             0             0            0             1
------------------------------------------------------------------------------------------------------------------------------
   04-120-026              56            40            21           17             2             1            0             0
------------------------------------------------------------------------------------------------------------------------------
   04-120-027              25            49            13            7             5             0            0             0
------------------------------------------------------------------------------------------------------------------------------
   04-120-028              59            44            22           10             1             1            0             0
------------------------------------------------------------------------------------------------------------------------------
     Total:               356           354           153           74            20             3            1             1
------------------------------------------------------------------------------------------------------------------------------


Kimberlite 147

The 147 kimberlite occurs in the main cluster of the Fort a la Corne Kimberlite Province and is located at the eastern section of the irregular shaped
148/147/120/220 volcanic complex with the 148 kimberlite directly to the south-west and the 220 kimberlite immediately to the west. Eight HQ coreholes (1,740.0 m) were completed during October and November 2004 in order to provide geological information on the 147 kimberlite and to provide additional information on the diamond potential of the body through microdiamond sampling.

The coreholes provided 855.38 m of kimberlitic material from a total meterage of 1,740.0 m. The top of the first kimberlite intersection ranged between 96 and
106.28 m and the bottom of the last kimberlite unit situated  between 181.22 and
221.82 m. Kimberlite thicknesses varied between 74.94 and 125.68 m. Three main kimberlite units were recognized within body 147. The average total core recovery for the 2004 drillholes was 97.4%.

Previous Drilling

Five reverse circulation drillholes were completed in the 147 kimberlite prior to 2004. Drillhole information for these holes is summarized in Table 31.

                  Table 31: Summary of Historic Drillholes and
                     Minibulk Macrodiamond Recovery for 147

-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------
               Year                                   Kimberlite              Sample     Recovered       Recovered
  Drillhole     Drilled    Type(1)  TOK      BOK       Thickness      EOH     Mass (t)   Stones          Carats
-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------
   147-01        1991       RCA    101.0    213.0            112.0     222.0       5.39               6            0.130
-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------
   147-02        1992       RCA     91.0    198.0            107.0     198.0       0.91               4            0.150
-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------
   147-03        1995       RCA     98.5    212.5            114.0     213.0      20.04              23            1.495
-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------
   147-04        1999       RCA     99.5    231.5            132.0     232.0      23.38              41            1.200
-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------
   147-05        1999       RCA    100.5    231.2            130.7     231.2      22.94              44            1.230
-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------
   Total:                                                    595.7    1096.2      72.66             118            4.205
-------------- ---------- -------- ------- --------- -------------- --------- ---------- --------------- ----------------

1    RCA=  152-914 mm reverse  circulation  airblast;  UR=  under-ream;  Rotary=
     conventional circulation tricone Note: This table does not include microdiamonds and macrodiamonds that may have been recovered from caustic dissolution or jigging recovery methods.

Sampling and Microdiamond Recoveries for 147

A total of 2,432 microdiamonds were recovered from 515.20 kg of kimberlite core in 63 samples utilizing caustic dissolution methods at the SRC. Microdiamond recoveries were audited and comparative individual stone sizes were calculated by experts at the KMDL in South Africa. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 32 and 33.

                        Table 32: Summary of 2004 and Historical Kimberlite 147 Microdiamond Results
--------------------------------------------------------------------------------------------------------------------------
                                                                   Carat
                                 Number of          Sample         Weight       # of           Average     Stones larger
     Drillhole                   Samples(1)         Mass(kg)      (carats)     Stones       Stones/10kg    than 0.5 mm(2)
--------------------------------------------------------------------------------------------------------------------------
     04-147-006                          13         106.40        0.025255        378             35.53                0
--------------------------------------------------------------------------------------------------------------------------
     04-147-007                           4          32.65        0.004075         67             20.52                0
--------------------------------------------------------------------------------------------------------------------------
     04-147-008                           7          57.35        0.052650        650            113.34                2
--------------------------------------------------------------------------------------------------------------------------
     04-147-009                           7          57.20        0.036245        155             27.10                1
--------------------------------------------------------------------------------------------------------------------------
     04-147-010                           7          57.40        0.030035        311             54.18                0
--------------------------------------------------------------------------------------------------------------------------
     04-147-011                           7          57.25        0.017215        238             41.57                1
--------------------------------------------------------------------------------------------------------------------------
     04-147-012                           6          48.90        0.014190        201             41.10                1
--------------------------------------------------------------------------------------------------------------------------
     04-147-013                          12          98.05        0.025415        432             44.06                1
--------------------------------------------------------------------------------------------------------------------------
       Total:                            63         515.20        0.205080       2432             47.21                6
--------------------------------------------------------------------------------------------------------------------------
 147 Historical(3)         3 DH; 10 samples            292       0.1042626        559              21.1                7
--------------------------------------------------------------------------------------------------------------------------
1.   For the 2004 samples,  representative  sample  intervals ranged from 3.2 to
     24.2 metres of kimberlite intersection;  sample weights ranged from 8.05 to
     8.25 kg
2.   Stones with at least one axis greater than 0.5 mm in length
3.   Due to the wide  variance  in sample  mass per  historical  drillhole,  the average stones/10 kg for the historical results was weighted by the mass of individual  samples (a simple average of drillhole values was calculated at
     21.4 stones/10 kg)


                      Table 33: Kimberlite 147 Microdiamond Recoveries by Drillhole and Sieve Category
-----------------------------------------------------------------------------------------------------------------------------
                     +0.075mm      +0.106mm     +0.150mm      +0.212mm     +0.300mm      +0.425mm      +0.850mm     +1.000mm
Drillhole               Sieve         Sieve        Sieve         Sieve        Sieve         Sieve         Sieve        Sieve
-----------------------------------------------------------------------------------------------------------------------------
04-147-006               130           118           67            48           15             0             0            0
-----------------------------------------------------------------------------------------------------------------------------
04-147-007                26            17           14             9            1             0             0            0
-----------------------------------------------------------------------------------------------------------------------------
04-147-008               195           229          123            64           34             5             0            0
-----------------------------------------------------------------------------------------------------------------------------
04-147-009                51            58           22            12            8             3             0            1
-----------------------------------------------------------------------------------------------------------------------------
04-147-010                93           112           58            28           11             9             0            0
-----------------------------------------------------------------------------------------------------------------------------
04-147-011                92            74           34            27            8             2             1            0
-----------------------------------------------------------------------------------------------------------------------------
04-147-012                80            66           28            20            5             1             1            0
-----------------------------------------------------------------------------------------------------------------------------
04-147-013               168           156           64            29           11             4             0            0
-----------------------------------------------------------------------------------------------------------------------------
         Total:          835           830          410           237           93            24             2            1
-----------------------------------------------------------------------------------------------------------------------------


Microdiamond recoveries in 2004 were significantly higher than historical recoveries shown at the bottom of Table 32. At 47 stones/10kg, the average stone density of the 2004 recoveries was more than double that of the historical recoveries and was actually much higher if the 128 microdiamonds measuring less than 0.075 mm were not included in the historical tally. In comparison, less than half of the stones larger than 0.5 mm were recovered. Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to MRM for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

Kimberlites 121 and 221

The 121 and 221 kimberlites occur in the main cluster of the Fort a la Corne Kimberlite Province and are located east of the 148/147/120/220 volcanic complex. Eight HQ coreholes (120-09 to 13, 221-02 to 04) were completed during October and November 2004 in order to improve the geological understanding of the 121 and 221 kimberlite bodies. The eight holes provided a total metreage of 1,745 m of core with a total of 624.3 m of kimberlitic material core. Kimberlite thicknesses varied between 32.27 m and 177.5 m for kimberlite body 121 and between 51.16 m and 75.38 m for kimberlite body 221. Drillholes 04-121-011 and 04-221-002 were reduced to NQ size core at a depth of 165 m due to technical problems encountered while drilling. From the core logging of the eight drill cores examined from kimberlite bodies 121/221, it has been determined that the medium to coarse-grained pyroclastic units intersected in the centre of the 121 and 221 bodies represent the material of highest interest. The average total core recovery for the 121/221 holes drilled during 2004was 97.1%.

Previous Drilling

Eight previous drillholes of various types (rotary, NQ core and reverse circulation mini-bulk sample holes) have tested the 121 kimberlite and one rotary hole tested the 221 body during the period 1989 through 1996. As shown in Table 34, the majority of past drillholes in the target area are clustered towards the centre of the circular to ovoid shaped 121 kimberlite body which ground magnetic modelling has forecasted to be 28 ha in size.

                 Table 34: Summary of Historic Drillholes and Minibulk Macrodiamond on 121 and 221
-------------------------------------------------------------------------------------------------------------------
                 Year                                    Kimberlite               Sample    Recovered    Recovered
  Drillhole     Drilled   Type(1)     TOK      BOK       Thickness     EOH       Mass(t)      Stones       Carats
-------------------------------------------------------------------------------------------------------------------
   121-01        1989     Rotary     110.9    158.5         47.60      158.5           0          0            0
-------------------------------------------------------------------------------------------------------------------
   121-02        1991       RCA      112.0    276.0        162.30      276.0        8.80          4        0.100
-------------------------------------------------------------------------------------------------------------------
   121-03        1992      Core      120.0    194.0         72.00      221.5        1.72          1        0.030
-------------------------------------------------------------------------------------------------------------------
   121-04        1992      Core      114.0    294.2        172.20      297.0        6.08          8        0.230
-------------------------------------------------------------------------------------------------------------------
   121-05        1992       RCA      120.0    185.0         62.50      185.0        8.73          2        0.095
-------------------------------------------------------------------------------------------------------------------
   121-06        1992       RCA      117.0    258.0        139.00      258.0       19.41         32        1.210
-------------------------------------------------------------------------------------------------------------------
   121-07        1992       RCA      111.0    216.5        104.50      216.5       14.52         15        0.665
-------------------------------------------------------------------------------------------------------------------
   121-08        1993      Core      112.0    299.0        172.00      305.0        0.97          1        0.010
-------------------------------------------------------------------------------------------------------------------
   221-01        1996     Rotary     123.1    298.4        168.55      299.0        4.66         21        0.341
-------------------------------------------------------------------------------------------------------------------
   Total:                                                   595.7     1096.2       64.89         84        2.681
-------------------------------------------------------------------------------------------------------------------
1.   RCA152-914  mm  reverse  circulation  airblast;  UR=  under-ream;   Rotary=
     conventional   circulation  tricone  Note:  This  table  does  not  include microdiamonds and  macrodiamonds  that may have been recovered from caustic dissolution or jigging recovery methods.


Variable thicknesses of kimberlite were also encountered by previous drillholes testing the 121 body ranging from 47.6 m (incomplete, rotary test hole) to 172.0 m depth. The average thickness of kimberlite encountered by the seven complete historic holes testing the body is 126.4 m. Taking local variations in elevation into consideration, the top of the kimberlite in the 121 body is approximately at 111-116 m depth.

The magnetic indicated outline of the 221 body indicates a circular 15 ha body appended to the northwest margin of the 121 kimberlite. A single 4 3/4 inch rotary drillhole (DH 221-01) collared at the centre of the body tested the target in 1996. A 168.6 m intersection of kimberlite was recovered in the hole.

Kimberlite 121

A total of 326 microdiamonds were recovered from 295.25 kg of kimberlite core in 36 samples utilizing caustic dissolution methods at the SRC. Microdiamond recoveries were audited and individual stone sizes were calculated by experts at the KMDL in South Africa. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 35 and 36.

                      Table 35: Summary of 2004 and Historical Kimberlite 121 Microdiamond Results
--------------------------------------------------------------------------------------------------------------------
                                                                   Carat
                                 Number of         Sample          Weight       # of         Average     Stones larger
     Drillhole                   Samples(1)        Mass(kg)       (carats)     Stones     Stones/10kg    than 0.5 mm(2)
--------------------------------------------------------------------------------------------------------------------
    04-121-009                         19          155.95         0.430420      248         15.90               1
--------------------------------------------------------------------------------------------------------------------
    04-121-010                          4           32.95         0.000715       13          3.95               0
--------------------------------------------------------------------------------------------------------------------
    04-121-011                          5           41.00         0.000710       25          6.10               0
--------------------------------------------------------------------------------------------------------------------
    04-121-012                          4           32.65         0.005110       25          7.66               1
--------------------------------------------------------------------------------------------------------------------
    04-121-013                          4           32.70         0.000530       15          4.59               0
--------------------------------------------------------------------------------------------------------------------
      Total:                           36          295.25         0.437485      326         11.04               2
--------------------------------------------------------------------------------------------------------------------
 121 Historical(3)       7 DH; 43 samples          875.75        0.1049610      378          5.18              17
--------------------------------------------------------------------------------------------------------------------

1.   For the 2004 samples,  representative  sample  intervals ranged from 4.2 to
     33.6 m of kimberlite intersection; sample weights ranged from 8.05 to 8.35 kg
2.   Stones with at least one axis greater than 0.5 mm in length
3. Due to the wide variance in sample mass per historical drillhole, the average stones/10 kg for the historical results was weighted by the mass of individual samples (a simple average of drillhole values was calculated at 4.32 stones/10 kg)


At first look, microdiamond recoveries in 2004 appeared considerably higher than historical recoveries, which are shown at the bottom of Table 35. At 11 stones/10kg, the average stone density of the 2004 recoveries was more than double that of the historical recoveries and was actually much higher if the 94 microdiamonds measuring less than 0.075 mm were not included in the historical tally. However, the average was affected significantly by very high stone recoveries in 04-121-009, which was located near the centre of the body and proximal to three historical holes with drillhole averages of greater than 6 stones/10 kg. While stone densities for the four drillholes located some 200 to 250 m away from the postulated central eruptive vent are comparable to the historical results, there is some indication that the centre of the pipe is more microdiamond-rich than the margins.

It is not known why only one stone larger than 0.5 mm was recovered in the 2004 program (notably, it was recovered on the 2.8 mm sieve screen and weighed
0.41667 carats), but most of the larger stones recovered in the historical programs were from the same central area of the body.

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to MRM for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

                 Table 36: Kimberlite 121 Microdiamond Recoveries by Drillhole and Sieve Category
-------------------------------------------------------------------------------------------------------------------
                     +0.075mm      +0.106mm     +0.150mm      +0.212mm     +0.300mm      +0.425mm      +2.800mm
Drillhole               Sieve         Sieve        Sieve         Sieve        Sieve         Sieve         Sieve
-------------------------------------------------------------------------------------------------------------------
   04-121-009            96            85           39            19           7              1              1
-------------------------------------------------------------------------------------------------------------------
   04-121-010             6             2            3             2           0              0              0
-------------------------------------------------------------------------------------------------------------------
   04-121-011            11            10            4             0           0              0              0
-------------------------------------------------------------------------------------------------------------------
   04-121-012             4             7            4             4           3              3              0
-------------------------------------------------------------------------------------------------------------------
   04-121-013             7             4            3             0           1              0              0
-------------------------------------------------------------------------------------------------------------------
     Total:             124           108           53            25          11              4              1
-------------------------------------------------------------------------------------------------------------------


Kimberlite 221

A total of 168 microdiamonds were recovered from 203.33 kg of kimberlite core in 25 samples utilizing caustic dissolution methods at the SRC. Microdiamond recoveries were audited and individual stone sizes calculated by experts at KMDL. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 37 and 38.

                     Table 37: Summary of 2004 and Historical Kimberlite 221 Microdiamond Results
-------------------------------------------------------------------------------------------------------------------
                                                              Carat
                            Number of         Sample          Weight       # of         Average     Stones larger
     Drillhole              Samples(1)        Mass(kg)       (carats)     Stones     Stones/10kg    than 0.5 mm(2)
-------------------------------------------------------------------------------------------------------------------
     04-221-002                    3           24.65        0.001030       16           6.49              0
-------------------------------------------------------------------------------------------------------------------
     04-221-003                   19          154.44        0.034955      137           8.87             2
-------------------------------------------------------------------------------------------------------------------
     04-221-004                    3           24.24        0.001370       15           6.19             0
-------------------------------------------------------------------------------------------------------------------
       Total:                     25          203.33        0.037355      168           8.26             2
-------------------------------------------------------------------------------------------------------------------
   121 Historical    1 DH; 8 samples          264.35        0.0781664      74           2.78             3
-------------------------------------------------------------------------------------------------------------------
1.   For the 2004 samples,  representative  sample intervals ranged from 5.15 to
     25.8 m of kimberlite intersection;  sample weights ranged from 8.08 to 8.25 kg

Microdiamond recoveries in 2004 were considerably higher than historical recoveries, which are shown at the bottom of Table 37. At 8.26 stones/10kg, the average stone density of the 2004 recoveries was close to three times that of the historical recoveries and was slightly higher if the 12 microdiamonds measuring less than 0.075 mm were not included in the historical tally. Most of the stones were recovered from a large amount of sample taken from the centrally located corehole 04-221-003 that was targeted on the eruptive vent and near to historic drillhole 221-001 drilled in 1996 using a conventional circulation rotary drilling method. A single large stone was recovered from corehole 04-221-003 weighing just over 0.025 carats and caught on a 1.18 mm sieve screen. Stone densities for all three 2004 coreholes are comparable despite drillholes 04-221-002 and 04-221-004 being located some 200 m away, towards the margins of the body.

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to MRM for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

        Table 38: Kimberlite 221 Microdiamond Recoveries by Drillhole and Sieve Category
------------------------------------------------------------------------------------------------
                  +0.075mm     +0.106mm   +0.150mm   +0.212mm   +0.300mm    +0.425mm    +1.180mm
Drillhole            Sieve        Sieve      Sieve      Sieve      Sieve       Sieve       Sieve
------------------------------------------------------------------------------------------------
   04-221-002          8           6          0           1          1          0            0
------------------------------------------------------------------------------------------------
   04-221-003         55          33         27          15          5          1            1
------------------------------------------------------------------------------------------------
   04-221-004          6           5          2           1          1          0            0
------------------------------------------------------------------------------------------------
           Total:     69          44         29          17          7          1            1
------------------------------------------------------------------------------------------------


Kimberlite 140/141

Four HQ coreholes (04-140-41, 42, 43, 50) were completed during September and October 2004 in order to provide geological control for five large diameter drillholes completed in the south central portion of the 140/141 kimberlite body testing the diamond potential of an oscillating kimberlite breccia unit. The holes provided material for petrographic logging and microdiamond sampling. A total of 974.0 m of core was drilled with a total kimberlite intersection of
525.52 m. The top of the first kimberlite intersection was encountered at a depth of 97.4 to 100.57 m; the bottom of the last kimberlite unit was drilled at a depth of 232.35 to 241.22 m. In three of the four drillholes three different kimberlite intersections were cored. A fifth corehole, 04-140-048, was completed on the southern-most part of the 140/141 magnetic anomaly. It was drilled to a depth of 180.0 m and intersected three separate kimberlite units totaling 158.65
m. New geological information from these coreholes together with the existing geological model was used to determine the location of several large diameter drillholes. Intersections of the Oscillating Breccia unit were shorter than that predicted by the model, with a maximum thickness of 81 m found for the unit. At greater depth, all the holes intersected the speckled kimberlite ("SPK"). The average total core recovery for the 140 drillholes completed in 2004 was 98.6%.

Previous Drilling

Between 1992 and 2003, seventy-seven drillholes were completed on the composite 140/141 kimberlite involving 18,738.2 m of drilling. This total includes 9,044.3 m of kimberlite. Past drilling of the composite 140/141 body indicates that a relatively deep intersection of kimberlite exists near DH 140-21 which may correspond to the location of a second vent in the 140/141 body, the first being identified in DH 141-02 in 1992 and the second identified in DH 141-13 in 2001. As summarized in Tables 39 and 40, past drilling along the eastern margin of the 140/141 body intersected relatively thin intersections of kimberlite. Several holes drilled along the western margin of the body resulted in deeper than expected intersections. It would also appear from these results that kimberlite with some thickness also extends beyond the currently modelled western margin of the 140/141 body.


               Table 39: Summary of Historic Drillholes and Minibulk Macrodiamond Recovery for 140
------------------------------------------------------------------------------------------------------------------
                 Year                                    Kimberlite               Sample    Recovered    Recovered
  Drillhole     Drilled   Type(1)     TOK      BOK       Thickness     EOH        Mass(t)     Stones       Carats
------------------------------------------------------------------------------------------------------------------
   140-01        1992      Core       120.0    182.5           49.5     204.0        0.45          0            0
------------------------------------------------------------------------------------------------------------------
   140-02        1992      Core       127.0    153.7           26.7     153.7        0.54          0            0
------------------------------------------------------------------------------------------------------------------
   140-03        1992      Core       124.0    320.0          194.0     323.7        6.10          8        0.495
------------------------------------------------------------------------------------------------------------------
   140-04        1992      Core       133.0    207.0           70.9     275.5        2.46          1        0.035
------------------------------------------------------------------------------------------------------------------
   140-05        1993      Core       123.0    315.9          184.2     323.0        1.10          2        0.090
------------------------------------------------------------------------------------------------------------------
   140-06        1993     Rotary      102.0    204.0          102.0     204.0        4.09          3        0.340
------------------------------------------------------------------------------------------------------------------
   140-07        1994       RCA       128.0    232.0          100.0     246.0       17.14          2        0.040
------------------------------------------------------------------------------------------------------------------
   140-08        1995       RCA       120.0    354.0          234.0     354.0       41.63         23        1.010
------------------------------------------------------------------------------------------------------------------
   140-09        2001      Core       116.0    229.5          113.5     245.7
------------------------------------------------------------------------------------------------------------------
   140-10        2001      Core       110.0    242.0          132.0     250.8
------------------------------------------------------------------------------------------------------------------
   140-11        2002      Core       102.0    167.0           65.0     201.0
------------------------------------------------------------------------------------------------------------------
   140-12        2002      Core       102.0    242.9          140.9     247.5
------------------------------------------------------------------------------------------------------------------
   140-13        2002      Core       110.0    236.6          126.6     243.0
------------------------------------------------------------------------------------------------------------------
   140-14        2002      Core       109.0    244.3          135.3     249.0
------------------------------------------------------------------------------------------------------------------
   140-15        2002      Core       102.0    336.5          234.5     342.0
------------------------------------------------------------------------------------------------------------------
   140-16        2002      Core        99.7    237.3          137.6     243.0
------------------------------------------------------------------------------------------------------------------
   140-17        2002      Core       104.1    258.2          154.1     261.0
------------------------------------------------------------------------------------------------------------------
   140-18        2002      Core        99.8    120.0      Hole Lost     120.0
------------------------------------------------------------------------------------------------------------------
   140-19        2002      Core       104.1    218.1          114.0     231.0
------------------------------------------------------------------------------------------------------------------
   140-20        2002      Core        99.5    221.0      Hole Lost     221.0
------------------------------------------------------------------------------------------------------------------
   140-21        2002      Core       105.3    367.5          264.2     369.5
-------------------------------------------------------------------------------------------------------------------
   140-22        2002      Core       107.8    185.0           77.2     198.0
------------------------------------------------------------------------------------------------------------------
   140-23        2002      Core       125.0    180.9           55.9     192.0
------------------------------------------------------------------------------------------------------------------
   140-24        2002      Core       110.7    214.8          104.1     225.0
------------------------------------------------------------------------------------------------------------------
   140-25        2002      Core       108.2    189.6           81.4     195.0
------------------------------------------------------------------------------------------------------------------
   140-26        2002      Core       110.7    218.5          107.8     225.0
------------------------------------------------------------------------------------------------------------------
   140-27        2002      Core       118.7    207.4           88.7     219.0
------------------------------------------------------------------------------------------------------------------
   140-28        2002       RCA       105.3    217.1          111.8     217.1       72.16         15        1.220
------------------------------------------------------------------------------------------------------------------
   140-29        2002       RCA        99.6    230.8          131.2     230.8       84.87         72        9.300
------------------------------------------------------------------------------------------------------------------
   140-30        2002       RCA       103.5    253.5          150.0     259.0      100.10         55        9.500
------------------------------------------------------------------------------------------------------------------
   140-31        2002       RCA       105.0    271.5          166.5     274.7      109.25         29        3.125
------------------------------------------------------------------------------------------------------------------
   140-32        2003      Core       101.1    244.3          143.2     291.0
------------------------------------------------------------------------------------------------------------------
   140-33        2003      Core       100.4    199.4           98.9     208.0
------------------------------------------------------------------------------------------------------------------
   140-34        2003      Core       100.2    205.5          105.3     219.0
------------------------------------------------------------------------------------------------------------------
   140-35        2003      Core       113.7    152.6           38.9     216.0
------------------------------------------------------------------------------------------------------------------
   140-36        2003      Core        99.0    138.6           39.6     142.0
------------------------------------------------------------------------------------------------------------------
   140-37        2003      Core       131.9    142.3           10.4     147.0
------------------------------------------------------------------------------------------------------------------
   140-38        2003      Core       108.3    215.0          106.7     228.0
------------------------------------------------------------------------------------------------------------------
   140-39        2003      Core       100.2    239.4          139.2     249.0
------------------------------------------------------------------------------------------------------------------
   140-40        2003      Core       102.0    242.9          140.9     246.0
------------------------------------------------------------------------------------------------------------------
   Total:      40 Holes                                      4476.7    9490.0      439.89        210       25.155
------------------------------------------------------------------------------------------------------------------
1.   RCA=  152-914 mm reverse  circulation  airblast;  UR=  under-ream;  Rotary=
     conventional   circulation   tricone   Note:This  table  does  not  include
     microdiamonds and  macrodiamonds  that may have been recovered from caustic dissolution or jigging recovery methods.


140/141 Corehole Drilling

The purpose of the 2004 drill program in the central portion of the 140/141 kimberlite was to generate additional geological information about the kimberlite and to enhance the geological model of the kimberlite body. Three of the four coreholes were used primarily as pilot holes for subsequent large diameter drillholes which tested the area extent of the oscillating kimberlite breccia unit and provided sufficient diamonds to obtain a preliminary diamond revenue estimate for the unit.

               Table 40: Summary of Historic Drillholes and Minibulk Macrodiamond Recovery for 141
------------------------------------------------------------------------------------------------------------------
                 Year                                    Kimberlite               Sample    Recovered    Recovered
  Drillhole     Drilled   Type(1)     TOK      BOK       Thickness     EOH        Mass(t)     Stones       Carats
------------------------------------------------------------------------------------------------------------------
   141-01        1992      Core       136.1    210.5        74.4       226.5        2.61            1        0.015
------------------------------------------------------------------------------------------------------------------
   141-02        1992      Core       136.0    320.0       183.0       320.0        6.14            2        0.040
------------------------------------------------------------------------------------------------------------------
   141-03        1994       RCA       105.0    258.0       144.0       274.0       24.93           15        0.870
------------------------------------------------------------------------------------------------------------------
   141-04        2000       RCA       103.9    272.0       168.1       272.0      137.97          169       12.840
------------------------------------------------------------------------------------------------------------------
   141-05        2000       RCA       104.3    245.5       141.2       248.8      112.82          106        8.220
------------------------------------------------------------------------------------------------------------------
   141-06        2001      Core       103.5    246.0       142.5       249.0
------------------------------------------------------------------------------------------------------------------
   141-07        2001      Core       109.5    238.5       129.0       245.0
------------------------------------------------------------------------------------------------------------------
   141-08        2001      Core       109.5    273.5       164.0       285.0
------------------------------------------------------------------------------------------------------------------
   141-09        2001      Core       105.0    362.8       257.8       372.0
------------------------------------------------------------------------------------------------------------------
   141-10        2001      Core       101.5    254.9       153.4       264.0
------------------------------------------------------------------------------------------------------------------
   141-11        2001      Core       102.5    192.0       89.50       204.0
------------------------------------------------------------------------------------------------------------------
   141-12        2001      Core       112.5    266.5       154.0       273.0
------------------------------------------------------------------------------------------------------------------
   141-13        2001      Core       111.2      N/A       338.0       450.0
------------------------------------------------------------------------------------------------------------------
   141-14        2001      Core       105.0    207.8       102.8       222.0
------------------------------------------------------------------------------------------------------------------
   141-15        2001      Core       115.3    233.6       118.3       243.0
------------------------------------------------------------------------------------------------------------------
   141-16        2001      Core       105.8    221.1       115.3       228.0
------------------------------------------------------------------------------------------------------------------
   141-17        2001      Core       114.0    250.8       136.8       264.0
------------------------------------------------------------------------------------------------------------------
   141-18        2001      Core       111.0    201.0        90.0       213.0
------------------------------------------------------------------------------------------------------------------
   141-19        2001       RCA         N/A      N/A           0        65.7           0            0            0
------------------------------------------------------------------------------------------------------------------
   141-20        2001       RCA       109.7    255.2       145.5       255.2       95.59           46        3.770
------------------------------------------------------------------------------------------------------------------
   141-21        2001       RCA       102.8    245.0       142.2       245.0       93.40           53        6.225
------------------------------------------------------------------------------------------------------------------
   141-22        2001       RCA       112.0    231.0       119.0       231.0       84.13           50        6.115
------------------------------------------------------------------------------------------------------------------
   141-23        2001       RCA       106.2    267.0       160.8       267.0      104.59           72        6.140
------------------------------------------------------------------------------------------------------------------
   141-24        2001       RCA       115.3    231.0       115.7       231.0       76.94           43        4.205
------------------------------------------------------------------------------------------------------------------
   141-25        2001       RCA       105.3    206.6       101.3       206.6       66.68           35        1.925
------------------------------------------------------------------------------------------------------------------
   141-26        2001       RCA       110.1    236.2       126.1       236.2       82.47           63        5.165
------------------------------------------------------------------------------------------------------------------
   141-27        2001       RCA       103.7    219.3       115.6       219.5       76.46           26        1.655
------------------------------------------------------------------------------------------------------------------
   141-28        2001       RCA       109.2    244.7       135.5       244.7       88.59           40        3.515
------------------------------------------------------------------------------------------------------------------
   141-29        2002      Core       105.8    273.0       167.2       279.0
------------------------------------------------------------------------------------------------------------------
   141-30        2002       RCa       105.0    264.6       161.6       264.6      233.83          155       14.770
------------------------------------------------------------------------------------------------------------------
   141-31        2002       RCA       104.9    269.8       166.8       269.8      241.40          153       16.620
------------------------------------------------------------------------------------------------------------------
   141-32        2002       RCA       102.2    268.8       165.8       268.8      253.78          144       16.930
------------------------------------------------------------------------------------------------------------------
   141-33        2002       RCA       103.6    359.0       252.6       359.0      176.49           45       16.795
------------------------------------------------------------------------------------------------------------------
   141-34        2002      Core       101.4    238.1       136.7       246.0
------------------------------------------------------------------------------------------------------------------
   141-35        2002      Core       109.0    215.0       106.0       222.0
------------------------------------------------------------------------------------------------------------------
   141-36        2002      Core       102.5    273.5       171.0       280.0
------------------------------------------------------------------------------------------------------------------
   141-37        2002      Core       104.8        -           0       124.0
------------------------------------------------------------------------------------------------------------------
   141-37A       2002      Core       104.8    255.1       150.3       261.0
------------------------------------------------------------------------------------------------------------------
   141-38        2002      Core       106.2    218.5       112.3       231.0
------------------------------------------------------------------------------------------------------------------
   141-39        2002      Core       105.8    275.0       169.2       278.0
------------------------------------------------------------------------------------------------------------------
   141-40        2003      Core       132.5    161.3        28.9       272.0
------------------------------------------------------------------------------------------------------------------
   900-01        1993      Core       114.0    167.2       299.0       299.0        0.42            0            0
------------------------------------------------------------------------------------------------------------------
   Total:      42 Holes                                   5951.2     10709.4     1959.24         1218      125.815
------------------------------------------------------------------------------------------------------------------
1.   RCA=  152-914 mm reverse  circulation  airblast;  UR=  under-ream;  Rotary=
     conventional   circulation   tricone
Note:This table does not include  microdiamonds and macrodiamonds  that may have been recovered from caustic dissolution or jigging recovery methods.

One hydraulic LF-70 corehole rig was mobilised into the Fort a la Corne Forest by Boart Longyear Ltd. on September 2, 2004. As summarized in Table 27, five coreholes were completed in the area. Drill pad construction and site access was contracted to T&P Enterprises of Choiceland, Saskatchewan with access to the 141/140 kimberlite gained via previously constructed trails. At each of the drill pads an area approximately 40 x 40 m was cleared. Temporary in-ground tailings sumps were also constructed in order to receive, store, and re-circulate mud and effluent produced during the corehole drilling.

HQ corehole drilling during the reporting period was generally completed using three different sized bits. Initial surface holes were drilled using a mud and water circulation system and a PW milled tooth tricone bit (139 mm diameter). At between 12 and 35 m depth, the tricone bit was replaced by a HW tricone bit (130.2 mm diameter) with bentonite mud and water used as a circulant in the hole. At a depth of 90-96 m, the HW tricone was replaced by an HQ tungsten carbide bit and coring commenced. The core drilling was conducted with either fresh water or low viscosity mud. Casing was generally installed to around 95 m in the hole, although on occasion, the casing string slipped downhole, so that additional lengths of casing had to be added.

A total of 168 m of HWT schedule casing and 37.5 m of PWT casing were lost in three of the four holes completed during the drillhole program.

140/141 Sampling and Diamond Recovery

Samples were obtained from three different HQ (2.5 inches or 63.5 mm diameter) drillholes that intersected the "breccia beds" and underlying "speckled beds" located in the southern part of the 140/141 kimberlite body. Similar to 2003 results, the "breccia beds" yielded the better stone abundances, although both kimberlite units yielded a single macrodiamond larger than 0.5 mm. The average microdiamond abundance for all 140/141 samples from 2004 was 13.3 stones per 10 kg while the breccia beds gave average microdiamond abundances of 17 stones per 10 kg. While the average 2004 stone abundance for the breccia beds was slightly lower than the 21.6 stones per 10 kg recorded in 2003, the latter were taken from a much broader area and variation in local diamond distribution was thought to account for the lower values seen in these three closely spaced drillholes.

A total of 658 microdiamonds were recovered from 496 kg of kimberlite core utilizing caustic dissolution methods at the SRC. Microdiamond recoveries were audited and individual stone sizes were calculated by experts at the KMDL. All recoveries reported here include stones with modeled sizes less than 74 microns in size in order to be directly comparable to 2003 results from the SRC that were reported for this zone. Summaries of diamond recovery by kimberlite phase, drillhole, and by sieve category are shown in Tables 41, 42, and 43.


    Table 41: 140/141 Microdiamond Results by Kimberlite Type and Year Tested

--------------------------- --------------- ------------- ------------------- ----------------------
 Kimberlite Type By Year     Sample Mass    # of Stones        Average         Stones larger than
          Tested                 (kg)                        Stones/10kg             0.5 mm
--------------------------- --------------- ------------- ------------------- ----------------------
2003 Breccia Beds                 274.9         593              21.6                   4
--------------------------- --------------- ------------- ------------------- ----------------------
2004 Breccia Beds                 312.0         531              17.0                   1
--------------------------- --------------- ------------- ------------------- ----------------------
2003 Speckled Beds                109.7         134              12.2                   0
--------------------------- --------------- ------------- ------------------- ----------------------
2004 Speckled Beds                184.0         127               6.9                   1
--------------------------- --------------- ------------- ------------------- ----------------------
               2004 Total:       595.15         1159             19.5                   2
--------------------------- --------------- ------------- ------------------- ----------------------


         Table 42: Summary of 140/141 Microdiamond Results by Drillhole

-------------------- ----------------- ---------------- ----------------- --------------------
     Drillhole         Sample Mass       # of Stones        Average       Stones larger than
                           (kg)                           Stones/10kg           0.5 mm
-------------------- ----------------- ---------------- ----------------- --------------------
      140-41                      160              245              15.3           1
-------------------- ----------------- ---------------- ----------------- --------------------
      140-42                      176              266              15.1           2
-------------------- ----------------- ---------------- ----------------- --------------------
      140-43                      160              147               9.2           0
-------------------- ----------------- ---------------- ----------------- --------------------
      Total:                      496              658              13.3           3
-------------------- ----------------- ---------------- ----------------- --------------------

 Table 43: 140/141 Microdiamond Recoveries by Sieve Category and Kimberlite Type

---------------- ------------ ------------- ------------ ------------- ------------ ------------- ------------- -----------
Kimberlite       -0.074mm     +0.074mm      +0.104mm     +0.150mm      +0.212mm     +0.300mm      +0.500mm      +1.00mm
Type             Sieve        Sieve         Sieve        Sieve         Sieve        Sieve         Sieve         Sieve
---------------- ------------ ------------- ------------ ------------- ------------ ------------- ------------- -----------
Breccia Beds         130          221           111           46           15            6             1            1
---------------- ------------ ------------- ------------ ------------- ------------ ------------- ------------- -----------
Speckled Beds        25            52           36            12            1            0             0            1
---------------- ------------ ------------- ------------ ------------- ------------ ------------- ------------- -----------
Total:               155          273           147           58           16            6             1            2
---------------- ------------ ------------- ------------ ------------- ------------ ------------- ------------- -----------


Large Diameter Drilling on Kimberlite 140/141

Five large diameter minibulk sampling holes were targeted on the oscillating breccia beds unit located in the south part of Kimberlite 140/141 in order to expand the parcel of diamonds from this body so that confidence levels in grade and revenue estimates could be increased.

Minibulk Sampling and Macrodiamond Recovery from 140/141

The total  estimated mass of kimberlite  excavated from body 140/141 in 2004 was
792.216 tonnes of which 494.066 tonnes of material greater than 1.5 mm in size was retained for macrodiamond recoveries. All five drillholes primarily sampled the oscillating pyroclastic breccia group (OPKBGP). Minibulk samples were shipped to the De Beers' dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA.

Total macrodiamond recovery from the five LDDH on 140/141 was 553 stones with a combined weight of 83.200 carats. Individual sample grades ranged from 1.68 cpht to 69.15 cpht, the latter grade being markedly influenced by recovery of the
10.23 carat stone. Drillhole grades ranged from 7.05 to 12.20 cpht. Two large macrodiamonds weighing 10.53 carats and 4.09 carats and 58 other stones larger than 0.25 carats were added to the inventory of large macrodiamonds recovered from the 140/141 breccia beds during the 2004 program. These recent larger stones and historical recoveries, including diamonds weighing 1.0, 1.16, 1.18, 1.26, 1.32, 1.39, 1.48, 1.5, 1.8, 2.57, 2.59, and 3.61 carats, contribute significantly to the evidence supporting a large stone distribution in the oscillating breccia unit.

LDDH 04-140-044

The total estimated mass of kimberlite  excavated from Large Diameter  drillhole
(LDDH) 04-140-044 was 198.903 tonnes of which 94.362 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries. The pilot hole for this LDDH is corehole 04-140-041. A summary of sampling information and diamond recovery results for this drillhole is shown in Table 44.


        Table 44: Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-044

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
                                                                                                               Est. # of
                                                                                                               Diamonds
                                               Theoretical                                                      > 0.25
                                   Sample       Excavated                 Drillhole               Drillhole      cts.
                   Kimberlite     Interval         Mass       Total         Grade     Total        stones/     (largest
   Drillhole          Unit           (m)       (tonnes)(1)     Carats      (cpht)      Stones       tonne      stone)(2)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-140-044      140 Breccia     128.36         186.29        21.06       11.30        160        0.86       14 stones
                      Beds                                                                                    (4.09 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------

1. The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.
2. Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 m) with multiple stone recoveries, the number of stones greater than 0.25 carats was estimated by dividing carat weight by the number of stones in the +9 sieve class for selected samples and all of the +11 and larger sieve classes.

A total of 160 macrodiamonds weighing 21.06 carats, including a 4.09 carat stone, were recovered from large diameter drillhole 04-140-044. Large stone recoveries in drillhole 04-140-044 included an estimated 14 diamonds greater than 0.25 carat in size with a combined weight of 9.58 carats. These 14 diamonds, or some 8.8% of the total number of stones, accounted for 45.5% of the carat weight of the parcel. The 4.09 carat stone was recovered from the 118 to 130 m interval within the upper part of the kimberlite body. The size distribution of the recovered diamonds from this drillhole is shown in Table 45.


                  Table 45: Summary of Macrodiamond Recovery by Sieve Size Category for Drillhole 04-140-044

----------------- -------- ------- -------- -------- ---------- --------- --------- ---------- -------- --------- ---------
   Drillhole      +1       +2      +3       +5       +6         +7        +9        +11        +13      +15       +21
                  Sieve    Sieve   Sieve    Sieve    Sieve      Sieve     Sieve     Sieve      Sieve    Sieve     Sieve
                  >1.09    >1.32   >1.48    >1.83    >2.15      >2.46     >2.85     >3.45      >4.52    >5.41     >7.93
                    mm       mm      mm       mm       mm         mm        mm        mm         mm       mm        mm
----------------- -------- ------- -------- -------- ---------- --------- --------- ---------- -------- --------- ---------
   04-140-044      0.01    0.145    1.025    3.035     1.96       3.37      2.77      3.13      0.65      0.86      4.09
     Carats
----------------- -------- ------- -------- -------- ---------- --------- --------- ---------- -------- --------- ---------
   04-140-044        1       3       29       54        22         26        12         8         1        1         1
     Stones
----------------- -------- ------- -------- -------- ---------- --------- --------- ---------- -------- --------- ---------

* An additional 2 stones weighing a cumulative 0.015 carats were recovered in the -1 sieve category (<1.09 mm).

LDDH 04-140-045

The total estimated mass of kimberlite  excavated from Large Diameter  drillhole
(LDDH) 04-140-045 was 143.128 tonnes of which 102.877 tonnes of material greater than 1.5 mm in size were retained for macrodiamond recoveries. A total of 135 macrodiamonds weighing 15.445 carats were recovered from LDDH 04-140-045. The pilot hole for this LDDH is corehole 04-140-050. A summary of sampling information and diamond recovery results for this drillhole is shown in Table 46.


               Table 46: Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-045

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
                                                                                                               Est. # of
                                                                                                               Diamonds
                                               Theoretical                                                      > 0.25
                                   Sample       Excavated                 Drillhole               Drillhole      cts.
                   Kimberlite     Interval         Mass       Total         Grade     Total        stones/     (largest
   Drillhole          Unit           (m)       (tonnes)(1)     Carats      (cpht)      Stones       tonne      stone)(2)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-140-045      140 Breccia      96.7          140.34       15.455       11.1         135          1        16 stones
                      Beds                                                                                      (0.46)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------

1 The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.
2 Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 m) with multiple stone recoveries, the number of stones greater than 0.25 carats was estimated by dividing total carat weight by the number of stones in the +11 and larger sieve classes.

Large stone recoveries in drillhole 04-140-045 included an estimated sixteen diamonds greater than 0.25 carat in size with a combined weight of 6.845 carats. These 16 stones, or some 11% of the total number, account for 44% of the carat weight of the parcel. The size distribution of the recovered diamonds from this drillhole is shown in Table 47.

        Table 47: Summary of Macrodiamond Recovery by Sieve Size Category

----------------- -------- ------- -------- -------- -------- ---------- --------- -------- ---------- ---------- --------
   Drillhole      -1       +1      +2       +3       +5       +6         +7        +9       +11        +12        +13
                  Sieve    Sieve   Sieve    Sieve    Sieve    Sieve      Sieve     Sieve    Sieve      Sieve      Sieve
                  <1.09    >1.09   >1.32   >1.48    >1.83     >2.16      >2.46     >2.85    >3.45      >4.089     >4.52
                    mm       mm      mm       mm       mm       mm         mm        mm       mm         mm         mm
----------------- -------- ------- -------- -------- -------- ---------- --------- -------- ---------- ---------- --------
   04-140-045      0.020   0.040      0      0.740    2.090     1.560     2.585     1.575     4.320      2.065     0.460
     Carats
----------------- -------- ------- -------- -------- -------- ---------- --------- -------- ---------- ---------- --------
   04-140-045        6       4        0       22       39        17         21       10        11          4         1
     Stones
----------------- -------- ------- -------- -------- -------- ---------- --------- -------- ---------- ---------- --------

LDDH 04-140-049

The total estimated mass of kimberlite  excavated from Large Diameter  drillhole
(LDDH) 04-140-049 was 150.591 tonnes of which 74.545 tonnes of material greater than 1.5 mm in size were retained for recovery of commercial-sized diamonds. A total of 100 macrodiamonds weighing 10.615 carats were recovered from LDDH 04-140-049. The pilot hole for this LDDH is corehole 04-140-051. A summary of sampling information and diamond recovery results for this drillhole is shown in Table 48.

Large stone recoveries in drillhole  04-140-049 included 6 diamonds greater than
0.25 carat in size with a combined weight of 2.78 carats. These 6 stones, or some 6% of the total number, accounted for 39% of the carat weight of the parcel. The size distribution of the recovered diamonds from this drillhole is shown in Table 49.


                 Table 48: Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-049

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
                                                                                                               Est. # of
                                                                                                               Diamonds
                                               Theoretical                                                      > 0.25
                                   Sample       Excavated                 Drillhole               Drillhole      cts.
                   Kimberlite     Interval         Mass       Total         Grade     Total        stones/     (largest
   Drillhole          Unit           (m)       (tonnes)(1)     Carats      (cpht)      Stones       tonne       stone)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-140-049      140 Breccia     102.56         148.84       10.615       7.132        100         0.7       6 stones
                      Beds                                                                                    (1.005 cts)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------

1. The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.

        Table 49: Summary of Macrodiamond Recovery by Sieve Size Category

           ---------------- -------- -------- ---------- --------- --------- ---------- --------- ---------
              Drillhole     +3       +5       +6 Sieve   +7        +9        +11        +12       +13
                            Sieve    Sieve    Sieve      Sieve     Sieve     Sieve      Sieve     Sieve
                            >1.48    >1.83    >2.16      >2.46     >2.85     >3.45      >4.089    >4.52
                              mm       mm       mm         mm        mm        mm         mm        mm
           ---------------- -------- -------- ---------- --------- --------- ---------- --------- ---------
             04-140-049      0.765    2.105     1.705     1.115     1.715      1.595      0.24     1.375
               Carats
           ---------------- -------- -------- ---------- --------- --------- ---------- --------- ---------
             04-140-049       19       37        19         8         9          5         1         2
               Stones
           ---------------- -------- -------- ---------- --------- --------- ---------- --------- ---------

LDDH 04-140-051

The total  estimated  mass of  kimberlite  excavated  from LDDH  04-140-051  was
156.026 tonnes of which 117.045 tonnes of material greater than 1.5 mm in size were retained for recovery of commercial-sized diamonds. A total of 68 macrodiamonds weighing 18.560 carats including a 10.53 carat stone were recovered from large diameter drillhole 04-140-051. The large, clear, yellow, macrodiamond, measuring approximately 1.4 x 1.0 x 0.75 cm, was recovered during diamond recovery procedures at the De Beers Group Exploration Diamond Laboratory in Johannesburg, RSA. It is classed as a higher-value Fancy stone. The pilot hole for this LDDH is corehole 04-140-032. A summary of sampling information and diamond recovery results for this drillhole is shown in Table 50.

                 Table 50: Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-051

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
                                                                                                               Est. # of
                                                                                                               Diamonds
                                               Theoretical                                                      > 0.25
                                   Sample       Excavated                 Drillhole               Drillhole      cts.
                   Kimberlite     Interval         Mass       Total         Grade     Total        stones/     (largest
   Drillhole          Unit           (m)       (tonnes)(1)     Carats      (cpht)      Stones       tonne       stone)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-140-051      140 Breccia     101.93         147.93        18.56      12.545        68         0.46       7 stones
                      Beds                                                                                       cts)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------

1. The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.
2. Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 m) with multiple stone recoveries, the number of stones greater than 0.25 carats was estimated by dividing carat weight by the number of stones in the +9 sieve class for selected samples and all of the +11 and larger sieve classes.

Large stone recoveries in drillhole 04-140-051 included an estimated 7 diamonds greater than 0.25 carat in size with a combined weight of 13.665 carats. These larger diamonds accounted for 73.6% of the total carat weight, but represented only 10.3% of the total stones in the parcel. Four of the seven larger diamonds, including the 10.53 carat stone, were recovered from samples taken from the upper 30 m of the kimberlite body within the oscillating breccia beds. The size distribution of the recovered diamonds from this drillhole is shown in Table 51.


 Table 51: Summary of Macrodiamond Recovery from LDDH 04-140-051 by Sieve Size Category

----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- -----------
   Drillhole      +2       +3      +5       +6 Sieve   +7        +9        +11        +12       +15      +23
                  Sieve    Sieve   Sieve    Sieve      Sieve     Sieve     Sieve      Sieve     Sieve    Sieve
                  >1.32    >1.48   >1.83    >2.16      >2.46     >2.85     >3.45      >4.09     >5.41    >10.312
                    mm       mm      mm       mm         mm        mm        mm         mm        mm        mm
----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- -----------
   04-140-051      0.075   0.455    1.045     0.815     0.700      1.84      0.885     0.895     1.32      10.53
     Carats
----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- -----------
   04-140-051        4       13      18        10         6         10         3         2         1         1
     Stones
----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- -----------

* No stones were recovered in the -1 (<1.09 mm) and +1 (>1.09 mm) sieve categories.

LDDH 04-140-052

The total  estimated  mass of  kimberlite  excavated  from LDDH  04-140-052  was
143.567 tonnes of which 105.567 tonnes of material greater than 1.5 mm in size were retained for recovery of commercial-sized diamonds. A total of 90 macrodiamonds weighing 17.51 carats, including a 1.39 carat stone, were recovered from LDDH 04-140-052. The nearest corehole to this LDDH is 04-140-032. A summary of sampling information and diamond recovery results for this drillhole is shown in Table 52.


                 Table 52: Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-052

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
                                                                                                               Est. # of
                                                                                                               Diamonds
                                               Theoretical                                                      > 0.25
                                   Sample       Excavated                 Drillhole               Drillhole      cts.
                   Kimberlite     Interval         Mass       Total         Grade     Total        stones/     (largest
   Drillhole          Unit           (m)       (tonnes)(1)     Carats      (cpht)      Stones       tonne       stone)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-140-052      140 Breccia      91.05         132.14        17.51       13.25        90         0.68       17 stones
                      Beds                                                                                    (1.39 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------

1. The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.
2. Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 m) with multiple stone recoveries, the number of stones greater than 0.25 carats was estimated by dividing carat weight by the number of stones in the +9 sieve class for selected samples and all of the +11 and larger sieve classes.

Large stone recoveries in drillhole 04-140-052 included an estimated 17 diamonds greater than 0.25 carat in size with a combined weight of 11.13 carats. These larger diamonds accounted for 63.6% of the total carat weight, but represented only 18.9% of the total stones in the parcel. Eleven of the 17 larger diamonds were recovered from samples taken from the upper 50 m of the kimberlite body. The size distribution of the recovered diamonds from this drillhole is shown in Table 53.

        Table 53: Summary of Macrodiamond Recovery by Sieve Size Category

----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- --------- ---------
   Drillhole      +2       +3      +5       +6         +7        +9        +11        +12       +13      +15       +17
                  Sieve    Sieve   Sieve    Sieve      Sieve     Sieve     Sieve      Sieve     Sieve    Sieve     Sieve
                  >1.32    >1.48   >1.83    >2.16      >2.46     >2.85     >3.45      >4.09     >4.52    >5.41     >5.74
                    mm       mm      mm        mm        mm        mm        mm         mm        mm       mm        mm
----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- --------- ---------
   04-140-052      0.07     0.3     1.23      1.325      1.6       2.29      2.29      0.435     4.14      2.57      1.26
     Carats
----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- --------- ---------
   04-140-052        3       8       23        14         16        10         7         1         5        2         1
     Stones
----------------- -------- ------- -------- ---------- --------- --------- ---------- --------- -------- --------- ---------

* No stones were recovered in the -1 (<1.09 mm) and +1 (>1.09 mm) sieve categories.

Kimberlite 122

Five HQ coreholes (04-122-012, 012A, 013, 014, 019) were completed during September and October 2004 in order to provide geological control for five large diameter drillholes completed in the south central portion of the 122 kimberlite body. The purpose of the drilling was to generate additional information in the southern portion of the 122 kimberlite and enhance geological modeling for the body. Drillhole 04-122-012 had to be abandoned due to technical problems. The primary object of the LDDH drilling was to obtain sufficient diamonds in order to obtain a preliminary revenue estimate of the MPK unit. A total metreage of 1,316 m of core was obtained having a combined kimberlite intersection of 673.46
m. The kimberlite thicknesses varied between 86.37 and 207.41 m. The average total core recovery for the 122 drillholes was 95.8%.

Previous Drilling

As seen in Table 54, twenty-two drillholes totalling 4,855 m of drilling were completed between 1989 and 2003 on the 122 kimberlite body. Of this total, 2,139.2 m of kimberlite material was cored. The first reconnaissance drillholes testing the body were completed in 1989 with one rotary drillhole collared in the centre of the body. An airborne magnetic survey over the entire Fort a la Corne claims in 2003 followed by ground gravity surveys more clearly defined the shape and internal complexities of the 122 body. The results of the survey showed intense positive gravity anomalies that extended beyond the boundaries of the magnetic anomaly for the target.

                     Table 54: Summary of Historic Drillholes and Minibulk Macrodiamond Recovery for 122

----------------- ---------- ----------- --------- --------- ------------- ---------- --------- ---------- ------------
                    Year                                      Kimberlite              Sample    Recovered   Recovered
   Drillhole       Drilled    Type(1)      TOK       BOK      Thickness       EOH     Mass (t)   Stones      Carats
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-01         1989       Rotary       108.2     164.6          56.4     164.6          0          0            0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-02         1991       RCA/UR       109.0     199.0          85.7     237.0      12.26          8        0.210
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-03         1991       RCA/UR       111.0     183.0          69.5     197.0      10.39          4        0.100
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-04         1991       RCA/UR       116.0     191.5          72.5     210.0      10.85          6        0.850
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-05         1992        Core        108.5     185.2          72.0     222.7          0          0            0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-06         1993        Core        105.0     302.2         188.0     305.0       1.13          0            0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-07         1994        RCA         109.0     331.0         222.0     331.0      38.31         56        4.525
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-08         1995        RCA         105.8     180.0          74.2     181.0      13.01          3        0.135
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-09         2000        RCA         105.9     261.0         155.1     261.5     128.78         63        4.235
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-10         2000        RCA         110.0     255.5         145.5     255.5     117.57         57        5.105
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     122-11         2000        RCA         112.9     213.4         100.5     215.7      80.87         92         7.97
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-01        2003        Core        140.4     204.3          63.9     213.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-02        2003        Core        118.7     230.3         111.6     249.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-03        2003        Core        119.9     195.0          75.1     204.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-04        2003        Core        107.2     225.0         117.8     231.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-05        2003        Core        115.9     183.2          67.3     195.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-06        2003        Core        115.2     178.2          63.0     186.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-07        2003        Core        106.8     195.3          88.5     204.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-08        2003        Core        114.0     193.9          79.9     204.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-09        2003        Core        111.6     268.3         156.7     279.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-10        2003        Core        112.0     140.6          28.6     144.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
   03-122-11        2003        Core        108.0     153.4          45.4     165.0
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------
     Total:                   22 Holes                             2139.2    4855.0     413.17        289        23.13
----------------- ---------- ----------- --------- --------- ------------- --------- ---------- ---------- ------------

1. RCA= 152-914 mm reverse circulation airblast; UR= under-ream; Rotary= conventional circulation tricone
Note:This table does not include microdiamonds and macrodiamonds that may have been recovered from caustic dissolution or jigging recovery methods.

Prior to 2003, drilling consisted primarily of reverse circulation drillholes of various sizes. In 2003, eleven HQ coreholes were drilled in various parts of the body in order to provide a better understanding of the geology of the kimberlite. Past drilling of the body had indicated a relatively deep intersection of kimberlite exists in the vicinity of holes 122-06, 07, 09 which may correspond to the location of a vent in the 122 body.

Re-sampling Core and Microdiamond Recovery for Kimberlite 122

Selected 2003 coreholes were re-sampled to provide additional material for diamond recoveries utilizing caustic dissolution methods. Additional kimberlite samples totaling 464 kg from eight 2003 coreholes located across the body were submitted for diamond recovery utilizing caustic dissolution methods at the SRC in Saskatoon. The SRC recovered and reported diamonds down to a lower cutoff of
0.075 millimetres in size. A total of 269 additional microdiamonds were recovered for use in grade forecasting of specific kimberlite zones. Microdiamond recoveries were audited and individual stone sizes were calculated by experts at KMDL. All recoveries reported here included stones with modeled sizes less than 74 microns in size in order to be directly comparable to 2003 results from the SRC that were reported for several kimberlite units (Table 55).

Initial geological modeling of distinct kimberlite phases by De Beers, based on drill core from Kimberlite 122 shows the body is divisible into two main craters, and a subordinate third area based on relatively sparse information. Both craters are dominated by massive to graded beds of olivine/lapilli pyroclastic kimberlite (MPK-N and MPK-S) overlain by interbedded sediments, resedimented kimberlite, and kimberlite (UCSK-N and UCSK-S). The order of emplacement for the individual kimberlites and their contact relationships within, and between, the two main parts of body 122 are not fully understood at this time.

The average microdiamond abundance for all 122 samples from 2004 was 5.8 stones per 10 kg while the upper 122 North beds (UCSK-N) gave the best results with average microdiamond abundances of 8.3 stones per 10 kg. In general, the results for the North crater were comparable between 2003 and 2004, but a significant decrease in recovery was noted for both units in the South crater (Table 56). There is no obvious reason for the difference in results between years for the same core, except that which is expected from the "nugget-effect", whereby there is irregular recovery of diamonds within small sample masses. Both 2003 and 2004 results will be combined by kimberlite unit to produce higher confidence grade forecasts. A summary of diamond recovery by kimberlite phase is shown in the Table 57.

The SRC reported 97% recovery of internal tracers during diamond recovery; stone picking was routinely audited by a supervisor. Recovered diamonds and selected caustic residues will be sent to KMDL for further auditing and verification of individual stone size, shape, and sieve category using proprietary techniques. The microdiamond results from these drillholes will be integrated with the 122 dataset including results from similar kimberlite types intersected in earlier drillholes (122-01, 122-05, 122-06, 122-07, 122-08) followed by modeling of grade forecasts for the southern and northern parts of the body, as well as by major kimberlite unit.

           Table 55: Summary of 122 Microdiamond Results by Drillhole

-------------------- ----------------- ---------------- ----------------- --------------------
                       Sample Mass                          Average       Stones larger than
     Drillhole             (kg)          # of Stones      Stones/10kg          0.500 mm
-------------------- ----------------- ---------------- ----------------- --------------------
      122-01                       72               39               5.4           0
-------------------- ----------------- ---------------- ----------------- --------------------
      122-02                       96              110              11.5           0
-------------------- ----------------- ---------------- ----------------- --------------------
      122-03                       56               20               3.6           1
-------------------- ----------------- ---------------- ----------------- --------------------
      122-04                       32               11               3.4           1
-------------------- ----------------- ---------------- ----------------- --------------------
      122-05                       64               24               3.8           0
-------------------- ----------------- ---------------- ----------------- --------------------
      122-06                       24                3               1.3           1
-------------------- ----------------- ---------------- ----------------- --------------------
      122-07                       80               41               5.1           0
-------------------- ----------------- ---------------- ----------------- --------------------
      122-08                       40               21               5.3           0
-------------------- ----------------- ---------------- ----------------- --------------------
      Total:                      464              269               5.8           3
-------------------- ----------------- ---------------- ----------------- --------------------


 Table 56: Summary of 2004 Microdiamond Results for 122 by Type and Year Sampled

------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
                               Range of Sampled Phase
                                      Thickness          Sample Mass                     Average       Stones larger
       Kimberlite Type                   (m)                (kg)       # of Stones     Stones/10kg      than 0.5 mm
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2003 MPK-N                             56 - 74                 117.55           115              9.8                1
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2003 UCSK-N                            11 - 43                  23.95            18              7.5                1
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2004 MPK-N                             56 - 74                  240.0           153              6.4                1
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2004 UCSK-N                            11 - 43                   48.0            40              8.3                0
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
Total                                                           429.5           326              7.6                3
122 North Crater:
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2003 MPK-S                            36 - 103                 222.55           163              7.3                4
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2003 UCSK-S                            3 - 12                    7.75             3              3.9                0
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2004 MPK-S                             20 - 68                  168.0            74              4.4                2
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
2004 UCSK-S                              6.2                      8.0             2              4.3                0
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
Total                                                           406.3           242              6.0                6
122 South Crater:
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------
Total 122:                                                      835.8           568              6.8                9
------------------------------ ------------------------ -------------- ------------- ---------------- ----------------

                 Table 57: 2003-2004 Microdiamond Recoveries by Sieve Class and Kimberlite Type for 122

----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
                        -0.075mm    +0.075mm     +0.106mm    +0.150mm    +0.212mm     +0.300mm    +0.500mm     +2.000mm
Kimberlite Type         Sieve       Sieve        Sieve       Sieve       Sieve        Sieve       Sieve        Sieve
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
MPK-N                           11           68          39          24            6           4            1           0
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
UCSK-N                           8           13          10           8            1           0            0           0
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
         North Crater:          19           81          49          32            7           4            1           0
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
         % from North:          63           68          72          89          100          80           50           0
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
MPK-SB                          10           39          18           4            0           1            1           1
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
UCSK-S                           1            0           1           0            0           0            0           0
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
         South Crater:          11           39          19           4           23           1            1           1
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
         % from South:          37           32          28          11            0          20           50         100
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
            Total 122:          30          120          68          36            7           5            2           1
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------
             % of 122:          11           45          25          13            3           2            1         0.3
----------------------- ----------- ------------ ----------- ----------- ------------ ----------- ------------ -----------


Large Diameter Drilling on Kimberlite 122

Four large diameter minibulk sampling holes were targeted on the south part of Kimberlite 122 (MPK - South Kimberlite Unit) in order to expand the parcel of diamonds from this body so that confidence levels in grade and revenue estimates could be increased. The total estimated mass of kimberlite excavated from body 122 in 2004 was 739.2 tonnes of which 318.1 tonnes of material greater than 1.5 mm in size was retained for macrodiamond recoveries. All four drillholes primarily sampled the main, massive to bedded pyroclastic kimberlite unit (MPK). One of the four drillholes was lost within the top 2 m of kimberlite due to drilling problems, but is listed in the results. An additional two drillholes did not reach the top of kimberlite due to downhole difficulties; there are no results to report. Minibulk samples were shipped to the De Beers' dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA.

Minibulk Sampling and Macrodiamond Recovery for Kimberlite 122

A total of 248 macrodiamonds weighing 28.81 carats, including 23 stones larger than 0.25 carats, were recovered from three 36-inch (914 mm) diameter drillholes located on Kimberlite 122 during the 2004 minibulk sampling program (Table 58).

The recovery of many stones larger than 0.25 carats and two larger than one carat supports the model of a larger stone population in Kimberlite 122. Diamond recoveries and actual sample grades for stones in the +5 and higher sieve categories from 2004 are comparable to those seen in 2000, although the total carats recovered last year fell short of program expectations.

        Table 58: Actual 2004 Macrodiamond Recoveries from Kimberlite 122

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
                                                                                                               Est. # of
                                                                                                               Diamonds
                                                  Actual                                                        > 0.25
                      Main         Sample       Excavated                 Drillhole               Drillhole      cts.
                   Kimberlite     Interval         Mass        Total        Grade      Total       stones/     (largest
   Drillhole          Unit           (m)       (tonnes)(1)     Carats      (cpht)      Stones       tonne      stone)(2)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-016     122 South MPK     98.57         166.82        5.565       3.34         43         0.26       4 stones
                                                                                                              (1.01 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-018     122 South MPK    178.56         312.68       11.990       3.84         90         0.29       12 stones
                                                                                                              (1.11 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-021     122 South MPK    151.45         257.89       11.255       4.36         115        0.45       7 stones
                                                                                                              (0.73 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-015     122 South MPK     1.20           1.81           0          n/a          0          n/a           0

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   Total/Avg.                      429.78         739.20       28.810       3.90         248        0.33       23 stones
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------

1. The calculation of actual mass was based on interval borehole volume measured by a 3-arm caliper tool and a kimberlite rock density of 2.5.
2. Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 m) with multiple stone recoveries, the number of stones greater than 0.25 carats was estimated by dividing carat weight by the number of stones in the sieve class.

Macrodiamond recoveries for the three main drillhole intersections are reported by sieve size category in Table 59. Drillhole 04-122-015 was lost at a depth of
106.6 m after cutting only 1.2 m of kimberlite due to loss of steel downhole.


                Table 59: Summary of 2004 Macrodiamond Recovery from Kimberlite 122 by Sieve Size Category

               +5 Sieve       +6 Sieve        +7 Sieve      +9 Sieve
Drillhole    stones carats  stones carats  stones carats  stones carats
----------   -------------  -------------  -------------  -------------
04-122-016     8    0.440     12   1.065     4    0.440     3    0.765

04-122-018    22    1.110     17   1.340    15    1.945    16    3.405

04-122-021    33    1.570     19   1.505    13    1.805    13    2.230

   Total:     63    3.120     48   3.910    32    4.190    32    6.400


               +11 Sieve      +12 Sieve      +13 Sieve      +15 Sieve      +17 Sieve
Drillhole     stones carats  stones carats  stones carats  stones carats  stones carats
----------    -------------  -------------  -------------  -------------  -------------
04-122-016      4    1.035     1    0.550     0      0       1    1.015     0      0

04-122-018      6    2.165     0      0       1    0.630     0      0       1    1.110

04-122-021      4    1.375     1    0.560     2    1.395     0      0       0      0

   Total:       14   4.575     2    1.110     3    2.025     1    1.015     1    1.110

The pilot holes for these LDDH are as follows: LDDH 04-122-015 with corehole 04-122-012A, LDDH 04-122-016 with corehole 04-122-012A, LDDH 04-122-018 with corehole 04-122-014, and LDDH 04-122-021 with corehole 04-122-019.

Minibulk sampling programs in 2000 and 2004 differed in the bottom cut-off size for macrodiamonds utilizing a 1.0 mm screen in 2000 versus a 1.5 mm screen in 2004. In order to compare macrodiamond results from these two programs, all diamonds passing through a +5 round diamond sieve screen (equivalent to 1.47 mm square sieve size) were subtracted from the program totals. These results are shown in Table 60. While normalizing the data reduces the total stone counts and to a lesser extent grades, a more accurate comparison of diamond recoveries can be made for the two programs.

                 Table 60: Comparison of Adjusted 2000 and 2004 Macrodiamond Recoveries from Kimberlite 122

----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
                                                                                                               Est. # of
                                                                                                               Diamonds
                                                  Actual                                                        > 0.25
                      Main         Sample       Excavated                 Drillhole               Drillhole      cts.
                   Kimberlite     Interval         Mass       Total         Grade     Total        stones/     (largest
   Drillhole          Unit           (m)       (tonnes)(1)     Carats      (cpht)      Stones       tonne      stone)(2)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   122-009(3)     122 South MPK    155.70         129.15        3.270       2.53         20         0.15       5 stones
     (2000)                                                                                                   (0.61 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   122-010(3)     122 South MPK    146.04         118.09        4.565       3.87         33         0.28       5 stones
     (2000)                                                                                                   (0.72 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   122-011(3)     122 South MPK    102.82         81.08         6.875       8.48         42         0.52       6 stones
     (2000)                                                                                                   (0.76 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   Total/Avg.                      404.56         328.32       14.710       4.48         95         0.29       16 stones
  (2000 only)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-016     122 South MPK     98.57         166.82        5.310       3.18         33         0.20       4 stones
     (2004)                                                                                                   (1.01 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-018     122 South MPK    178.56         312.68       11.705       3.74         78         0.25       12 stones
     (2004)                                                                                                   (1.11 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-021     122 South MPK    151.45         257.89       10.440       4.05         85         0.33       7 stones
     (2004)                                                                                                   (0.73 cts.)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   04-122-015     122 South MPK     1.20           1.81           0          n/a          0          n/a           0
     (2004)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------
   Total/Avg.                      429.78         739.20       27.455       3.71         196        0.27       23 stones
  (2004 only)
----------------- -------------- ------------ --------------- ---------- ------------ ---------- ------------ ------------

1. The calculation of actual mass was based on interval borehole volume measured by a 3-arm caliper tool and a kimberlite rock density of 2.5.
2. Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 m) with multiple stone recoveries, the number of stones greater than 0.25 carats was estimated by dividing carat weight by the number of stones in the sieve class.
3. Results for the 2000 and the 2004 drillholes were adjusted to make them comparable to 2004 values; the lower cutoff for minibulk samples was 1.0mm in 2000 compared to 1.5mm in 2004, therefore all diamond recoveries in the sieve categories less than +5 were excluded in order to simulate a 1.5mm cutoff.

Comparison of diamond recovery between the two programs shows that the overall grade was higher in 2000 with a significant contribution from the higher sample grade in drillhole 122-011 as well as recovery of more stones larger than 0.25 carats in size per tonne, but with occurrence of larger stones in the 2004 samples. Macrodiamond recoveries in 2004 will be added to the existing stone inventory in order to determine the change in grade forecast for Kimberlite 122.

Drilling of Geophysical Anomalies

Five HQ coreholes were completed during September and November 2004 in order to test for the presence of kimberlite in five different geophysical anomalies and to determine whether subtle magnetic features and resistivity anomalies represented buried kimberlites not having an obvious magnetic character.

Coreholes were targeted on two magnetic anomalies (284 and 285), one gravity anomaly (150 east extension), and two GeoTEM resistivity anomalies (292 and 300). Kimberlite was intersected in only two of the coreholes and these provided material for petrographic logging and microdiamond sampling. The large gravity anomaly located east of the known 150 body was targeted with an HQ corehole during the last week of September 2004. No substantial kimberlite interval was intersected, although a three metre thick kimberlitic ash bed was encountered within mudstone of the Lower Colorado Group at a depth of 142.6 m. The corehole was terminated at a depth of 195 m. The source of the gravity anomaly remains unknown.

Those coreholes without kimberlite intersections provided uninterrupted intervals of host rock that could be incorporated into regional stratigraphic studies. A total of 874.0 m was drilled with a combined kimberlite intersection of 31.82 m. A sixth test corehole was completed on the southern-most part of the 140/141 magnetic anomy and is briefly described in the previous section on Kimberlite 140/141. This corehole is listed separately in Table 61 for comparison to the other targets.

           Table 61: Summary of Core Drilling on Geophysical Anomalies

------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
                                                      Top of         Base of
                                          Core      Kimberlite     Kimberlite     Total Kimberlite          End of hole
  Drill hole #         Anomaly Type       Size(1)       (m)            (m)          Intersection(2)            (m)
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
   04-150-013             Gravity           HQ             142.6          147.0                    4.4              195.0
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
   04-284-001         subtle Magnetic       HQ                                                                      162.0
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
   04-285-001         subtle Magnetic       HQ             141.3          183.8                   27.4              195.0
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
   04-291-001             GeoTEM            HQ                                                                      160.0
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
   04-300-001             GeoTEM            HQ                                                                      162.0
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
            Total                                                                                31.82              874.0
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------
   04-140-048            Magnetic           HQ             104.9          173.2                   58.7              180.0
------------------ ---------------------- -------- -------------- -------------- ---------------------- ------------------

1.   HQ core has a diameter of 2.5 inches or 63.5 mm
2. These values may not be equal to Base of Kimberlite minus Top of Kimberlite due to intervening layers of country rock

Archeological and Flora/Fauna Surveys

Golder Associates Ltd. of Saskatoon, Saskatchewan was contracted to undertake a flora and fauna survey of the area around each anomaly as well a heritage resource review of drill site areas in accordance with the provincial Heritage Property Act. Once reports of the findings of the various surveys were submitted and reviewed by both the Cultural and Heritage Branch (Heritage Resource Review) and SE (Flora and Fauna Survey), approval was granted by the various regulatory bodies for drilling activity. Drill pads for four coreholes were surveyed by the archaeological crew covering a surface of 3 hectares.

2004 Venmyn Rand Audit of Macrodiamond Recovery

Venmyn Rand (Pty) Ltd. was hired by the Company to evaluate efficiency and suitability of final diamond recovery procedures and equipment at the newly renovated GEMDL facility. The end-product of the evaluation was an independent Qualified Person's report documenting the new configuration of the laboratory and recommendations for future analytical work. This report remains as an internal reference document for the company and is not considered material. The audit was successful in that only two very minor potential security issues were identified. Overall, the independent Qualified Person was satisfied with the configuration, procedures, and efficiency of the plant.

In addition to monitoring diamond recovery, Mr. Jellicoe (Kensington's Qualified Person) visited a highly successful small, low grade, and high average value open pit mine in Lesotho and a large-scale diamond recovery operation from historic mine tailings operated by De Beers in Kimberley, South Africa. During these visits, he familiarized himself with scales of mining and ore processing that may one day be applied to high priority FALC-JV kimberlite bodies.

2004 Development of the Advanced Exploration and Evaluation Plan (AE&E)

Consideration of the longer term view for the Fort a la Corne Project has provided the FALC-JV Partners with a clear perspective on the way forward. Predicted supply, demand, and price trends for rough diamonds into the next decade provide a rationale for accelerating the present rate of work on the project in order to be well positioned with respect to the favourable forecasts.

Management and technical staff from each of the FALC-JV partners met for strategic planning sessions held in Saskatoon and Vancouver in 2004. The meetings used a facilitated process (run by AMEC) known as Enhanced Systematic Planning (ESP). An overview perspective of the Fort a la Corne Project, from present day to an assumed eventual mining operation was examined and a time-line was developed. The current phase of the project was denoted as the Advanced Exploration and Evaluation Study ("AE&E") and was estimated to require approximately 3 years in order to complete. The overall time-line for the Fort a la Corne Project is considered to be aggressive, being driven by the need to favourably position the commencement of mining operations in terms of long term rough diamond supply and demand predictions.

The objective of the ESP session, as developed by the FALC-JV partners was: " to develop an aggressive Action Plan for the AE&E leading to a go/no-go decision for the Pre-feasibility Study by mid 2008, with a conscious forward looking perspective to be time- and cost-efficient over the global project development period". Furthermore, the project objective was defined as the intent "to develop and operate the Fort a la Corne Project in a financially, environmentally and socially responsible manner".

The AE&E Plan seeks to delineate at least 70 million carats in the ground from the higher grade units within the larger (greater than 20 hectares) kimberlites in the south-central cluster. Twenty primary kimberlite targets have been identified to date, most within a radius of five kilometres in the southern cluster of kimberlites. Four of the twenty targets were investigated by evaluation and delineation drilling programs during 2000, 2001, 2002 and 2003, namely kimberlites 122, 140/141, 148 and 150. One of the four, kimberlite 150, was determined to be of no further interest. Two kimberlites, 122 and 140/141, were determined to be of significant interest, and mini-bulk sampling was conducted on them as part of the 2004 Exploration Program. Kimberlite 148 remains to be minibulk tested and first stage results will be compared to those obtained from other kimberlites investigated in 2005. Three more bodies including 120, 147 and 121/221 were drilled in the 2004 work program. The remaining bodies of interest will be tested with up to 10 coreholes each to determine the existence of higher-grade units. The AE&E Plan assumes nine of these will produce strong results for further corehole sampling of the higher-grade units; of these, it is believed six bodies will graduate to mini-bulk sampling.

The program is considered to be aggressive and will require careful management of project activities in order to achieve the objectives within the allotted time. Only funding for the 2005 program is presently approved; funding for the 2006 program and beyond will depend on a responsible and step-wise approach based on results from preceding programs. Should remarkable results be encountered as better potential kimberlites are investigated initially, then these targets may be preferentially accelerated through the stages of evaluation.

Phases of the AE&E Study

The AE&E Study's key planning parameter is that there are five distinct exploration drilling phases, with strategic objectives for each phase. During the ESP session, the basis for each phase of the global AE&E drilling program was established by a number of consensus-based assumptions are documented below.

The main phases in the AE&E study are as follows:

Phase 1 - 2004 Geological Drilling and Mini-bulk Sampling

Essentially, this was the first phase of the geological drilling. Following the 2000 to 2003 exploration programs that focused on kimberlites 140/141, 150, 122, and 150, the three bodies considered to represent the next highest level of opportunity of the original twenty were the targets for the 2004 exploration program - namely kimberlites 120, 121/221, and 147. Core drilling on these three bodies was completed in November 2004. Follow-up activities such as logging, analysis, and interpretation are expected to be completed by the end of September 2005. The 2004 exploration program results are anticipated during the initial months of the AE&E Study and may impact the direction of the new work; for that reason, it is included in the overall action plan for the AE&E Study.

Phase 2 - Geological Drilling

Determine, through core drilling and other methods, the basic geological internal model of each kimberlite, utilize microdiamond sampling based on the interpreted model, and identify higher interest sub-zones, including grade estimates, if any, within each kimberlite. This work continues the geological drilling programme commenced in 2004. The thirteen remaining kimberlites from the twenty kimberlites greater than 25 ha in size within the southern cluster represent the maximum number of kimberlites remaining to be tested during the geological drilling program phase. A process of prioritisation was undertaken by the FALC-JV partners to determine the actual scope of the geological drilling program. It was assumed for the purposes of planning and estimating costs that the all thirteen kimberlites may be targeted during this phase of the AE&E study.

Phase 3 - Delineation Drilling

Define, through additional core drilling and microdiamond sampling, the volumes and grade estimates of higher interest sub-zones, to the extent that the next phase of work can be undertaken. The three kimberlites investigated during the 2004 drilling program together with the remaining 13 kimberlites to be considered for the geological drilling program, provide up to 16 targets from which to select targets for the delineation drilling program. It was assumed for the ESP plan and cost estimates that a maximum of nine kimberlites would be selected for this phase of work.

Phase 4 - Mini-Bulk Sampling

Obtain mini-bulk samples sufficient to confirm the abundance of macrodiamonds and provide an improved grade estimate. From the maximum of nine bodies which might be investigated during the delineation drilling phase, together with those bodies investigated during the 2000-2003 programs, it was assumed for planning and cost estimating purposes that a maximum of 6 bodies would be selected for mini-bulk sampling.

Phase 5 - Supplemental Mini-Bulk Sampling

Obtain additional mini-bulk samples sufficient to provide a robust grade estimate for the higher interest sub-unit and to provide a small parcel of diamonds sufficient for a preliminary estimate of diamond revenue. It is assumed that all six of the bodies investigated during the mini-bulk sample program will be included in the supplemental bulk sample.

"Best-Bodies First" Assumption

During the ESP session, there was consistent intent within the planning team to pursue the most promising bodies on a prioritized basis at every stage of the AE&E program as a means of consciously attempting to develop an early measure of the opportunity presented by the global program.

Scope of Additional Work

In addition to the primary focus on resource exploration and evaluation work over the three year period, it was recognised that in order to achieve the time objective of the AE&E study, additional studies are required to run in parallel with the resource exploration and evaluation. It was also considered essential that an updated conceptual study, incorporating the current options available, would be required in order to provide a basis for go/no-go decisions on the project phases. These additional studies, together with the resource work and project administration tasks constitute ten work areas:

    1.   Project Administration (updated Conceptual Study)
    2.   Resource
    3.   Geotechnical and Hydrogeological Studies
    4.   Mining
    5.   Waste Management
    6.   Metallurgy
    7.   Infrastructure
    8.   Socio-Economic
    9.   Environmental
    10.  Government Liaison

A high level plan was then developed for each of these work packages, the plan consisting of a series of high level task or work packages.

2005 Advanced Exploration and Evaluation Program

The present FALC-JV work program for 2005 encompasses the completion of the first phase of the AE&E Action Plan, which consists primarily of geological drilling to establish the presence of potential higher grade units within the kimberlites located in the southern part of the FALC-JV claims. In order to take advantage of the results from the 2004 program (which, in part, retroactively formed the initial thrust of the first phase through investigation of four additional high-interest bodies within the central cluster), a provision has been made in the 2005 budget for some delineation work should the results of the 2004 program be sufficiently encouraging.

The current program budget estimate of $25.6 million will be applied to first stage geological drilling for up to thirteen kimberlites in the southern cluster of the FALC-JV claims, which is scheduled to be completed by February 2006.

     o The AE&E budget for 2005 makes specific provision for the following additional work:
     o    Update conceptual study to include mining of multiple pits.
     o Core drilling of up to 13 kimberlites, assuming on average 10 holes will be required per body.
     o    Delineation drilling of up to three kimberlites
     o    Microdiamond sampling involving treatment of up to 10000 kg of core
     o Minibulk sampling of one kimberlite, to obtain approximately 580 tonnes of kimberlite for treatment.
     o Geotechnical and hydrogeological testing of up to 3 selected drill holes, including cone tests and hydraulic pump tests.
     o    Develop a preliminary geotechnical mine design model
     o Develop a preliminary groundwater chemistry model and preliminary hydrological mine design criteria
     o    Geophysical borehole logging
     o    Whole rock geochemical analyses
     o    Commence   investigation  and  develop  possible   alternative  mining
          strategies
     o    Investigate waste management concepts
     o    Commence development of future infrastructure requirements
     o    Investigate short term infrastructure needs.
     o    Develop  metallurgical  process  concepts,   develop  BSP  operational
          strategy and upgrade BSP
     o    Develop future Ore Dressing Study Requirements
     o Continue consultation with First Nations and government; develop agreements with First Nations and government on relevant issues.
     o Develop environmental baseline plan and vegetation, wildlife and heritage surveys to support exploration permit applications.


Update on the 2005 Drilling Program Currently in Progress

The current budgeted project activity represents work toward the first phase of the AE&E Plan. This phase will consist mainly of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. These results will be used by De Beers to develop a model to help predict the grades that could be seen in a commercial production scenario and to assist in modeling average diamond values once a sufficient parcel of macrodiamonds is obtained. A budget of $25.6 million was planned for a minimum of 130 HQ coreholes during the 2005 program that will be distributed over seventeen prioritized kimberlite bodies on individual grids of approximately 150-200 m. Field activities will include downhole geophysical surveys on most or all of the drillholes. This type of survey provides information on the physical characteristics of the kimberlites as well as providing supplemental data to refine the placement of boundaries between significant kimberlite units. First pass logging was completed on suitable holes remaining from the 2004 program while all 2005 holes have had full downhole surveys, where possible.

Under the 2005 budget, areas of investigation traditionally viewed as pre-feasibility levels of work, but that are embodied within the current AE&E Plan, are progressing under the joint management of De Beers Canada and their alliance partner, AMEC. Several of these investigations include: environmental baseline studies and heritage resource impact assessments, metallurgical studies based on geotechnical data, updating of conceptual studies and mining plans, ongoing development of waste management and infrastructure concepts, development of government liaison strategies and fiscal regimes. Kensington staff members lead several of these efforts and contribute substantially to the latter three points of this list.

A total of 103 HQ coreholes (diameter of 2.5 inches or 63.5 mm) with kimberlite intersections totaling 9,179.01 m have been completed on thirteen high interest, prioritized kimberlite bodies, including the western part of the Star Kimberlite. Additionally, two coreholes intersected 151.63 m of kimberlite drilled for hydrogeological testing on Kimberlites 140/141 and 150. A total of 134 HQ coreholes are planned as part of the 2005 program, which is budgeted at $25.6 million. Table 62 summarizes drilling results to August 31, 2005. The expected final meterage for the current phase of drilling will be reached near the end of November.

Drilling continues with three Boart-Longyear LF-70 core rigs operating on 24 hour schedules. Two of the LF-70 rigs have been converted to helicopter-portable configurations in order to drill on wet surface areas within Kimberlites 123, 223, 152, and the west extension of the Star Kimberlite. The drill program remains on schedule and is 80% complete.

Corehole STR-05-003C, located 70 m west of the Star shaft, intersected 612.0 m of kimberlite in a hole that was terminated at a total depth of 699 m while still in kimberlite. The corehole was centred on a deep-going part of the body that is interpreted to be a major feeder vent for the volcanic complex. Two main phases of kimberlite were encountered with a thicker unit extending from 108.15 m to a depth of at least 395 m, the base of core examined to date. Preliminary descriptions of the core indicates the unit is generally medium-grained with common indicator minerals. It appears that this hole is quite different from other coreholes drilled by the FALC-JV on the Star Kimberlite and the dominant rock unit appears to have characteristics represented in both the Early Joli Fou and the Late Joli Fou kimberlite phases. Further geological logging of this core and comparison to other drillholes will be conducted by the operator once all of the holes targeted on the Star Kimberlite are completed.

           Table 62: FALC-JV Core Drilling Summary to August 31, 2005

----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
                    Number of      Number of       Number of                                           Thickest
   Kimberlite       Coreholes      Coreholes       Coreholes     Total Drilled   Total Kimberlite     Kimberlite
      Body           Planned       Completed      In Progress    Interval (m)      Thickness (m)     Interval (m)
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      Star             13               10              1           2,609.0         1,117.86           612.00
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      101               5                0              0               0.0             0.00             0.00
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
     116(1)             5                5              0           1,167.0           475.87           218.30
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      118              11               11              0           2,526.0         1,044.24           192.95
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      119               6                6              0           1,324.0           414.80           202.34
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      123               6                2              2             405.0           149.05            88.50
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      133               6                6              0           1,362.0           309.66            90.36
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      134               5                5              0           1,134.0           474.35           145.10
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      135               6                5              1           1,260.4           473.82           141.90
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      145              11               11              0           2,503.0         1,027.47           176.50
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      152               6                0              0               0.0             0.00             0.00
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      158              11               11              0           2,642.5           950.32           190.25
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      163               9                0              0               0.0             0.00             0.00
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
     216(2)            13               13              0           2,910.0         1,054.82           186.00
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      218               6                6              0           1,605.0           643.22            142.4
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      219              12               12              0           2,723.6         1,043.53           199.13
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
      223               3                0              0               0.0             0.00             0.00
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------
     Total
    Priority
    Drilling          134              103              4          24,171.5         9,179.01
----------------- -------------- --------------- -------------- ---------------- ------------------ ----------------

------------------ ----------------- ------------------ ----------------- -------------- ------------------ ------------------
 Kimberlite Body    Number of           Number of         Number of          Total             Total           Thickest
                    Number of           Number of         Number of        Drilled        Kimberlite         Kimberlite
   Kimberlite       Coreholes           Coreholes         Coreholes       Interval         Thickness           Interval
      Body            Planned           Completed       In Progress             (m)              (m)                (m)
------------------ ----------------- ------------------ ----------------- -------------- ------------------ ------------------
     140(3)                 1                   1                 1           249.0           148.50             148.50
------------------ ----------------- ------------------ ----------------- -------------- ------------------ ------------------
     150(3)                 1                   1                 1           249.0             3.13               2.81
------------------ ----------------- ------------------ ----------------- -------------- ------------------ ------------------
  Geotechnical
    Drilling                2                   2                 2           498.0           151.63
------------------ ----------------- ------------------ ----------------- -------------- ------------------ ------------------
  Grand Total:             136                105                 4        24,669.5         9,330.64
------------------ ----------------- ------------------ ----------------- -------------- ------------------ ------------------

1. Corehole 116-05-006C was inclined at -60 degrees to investigate the wet, eastern part of Kimberlite 116
2. Coreholes 216-05-014C and 04-216-010C were inclined at -60 degrees to investigate the wet, eastern part of Kimberlite 216; lithological contacts and thicknesses have not yet been corrected for the dip of the hole; Corehole 216-05-009C was lost at a depth of 105 m above kimberlite due to drilling difficulties
3.   Geohydrological holes to test ground water flows.

Methodical geotechnical measurements are conducted on each core including magnetic susceptibility, rock competence, core quality, and density of natural fractures. Detailed core logging is in progress by De Beers' experts and preparations for slabbing the core and sampling for diamond recovery are underway in the FALC-JV warehouse located in Saskatoon. The objective of this approach is to identify sufficient higher-grade kimberlite in order to move forward with delineation drilling and minibulk sampling in the subsequent phases of the AE&E Plan.

Star Kimberlite

The Star  Kimberlite  is  located  at the  south-eastern  terminus  of the south cluster. The body has an estimated size of approximately 250 ha and approximately 240 million tonnes of kimberlite on the Shore Gold side of the claim boundary. The area and mass of kimberlite on the FALC-JV side of the boundary has not been estimated at this point due to a lack of relevant data. The FALC-JV side of the Star Kimberlite was drilled first in the 2005 program despite being listed as second priority because of wet conditions on Kimberlite 123, which had the highest priority. Fifteen coreholes were planned to investigate the westward extent of prospective high-grade kimberlite that was recently the subject of a successful 25,000-tonne bulk sampling program by Shore Gold Ten coreholes have been completed with a combined intersection of 1,117.86 m of kimberlite from 2,609.0 m of drilling. Individual intersections of kimberlite range from 8.8 to 612.0 m. Table 63 shows a summary of drilling results to August 31, 2005.

Thicker intervals of the prospective Early Joli Fou ("EJF") kimberlite unit were identified in three of the drillholes. These were identified based on a comparison of core to detailed kimberlite descriptions available in public domain assessment reports (Saskatchewan Industry and Resources) and Shore Gold's technical reports on SEDAR. The greatest interval of this unit recovered thus far is approximately 77 m thick.

Corehole STR-05-003C, located approximately 70 m west of Shore Gold's shaft into the Star Kimberlite, intersected 612.0 m of kimberlite in a hole that was terminated at a total depth of 699 m while still in kimberlite. The corehole was centred on a deep-going part of the body that is interpreted to be a major feeder vent for the volcanic complex. There are two phases of kimberlite recognized in the drill hole. The first is a thin, shallow phase which is present from 90.3 m to 108.15 m. This unit is very fine grained, matrix supported, shale-clast rich and likely associated with the Late Joli Fou kimberlite ("LJF") as identified by Shore Gold on their side of the property boundary. A second, deeper phase was intersected from 108.15 to 395 m (base of the examined core). This unit is generally medium grained with common to very common indicator minerals including garnet and ilmenite as well as trace to 10% shale xenoliths, varying from the mm size up to 20 centimetres. It is apparent that this hole is quite different from other coreholes drilled by the FALC-JV on the Star Kimberlite and that no kimberlite directly comparable to the EJF was intersected nor were there any breccia units noted within the 395 m of core examined. A preliminary evaluation of the lower unit is that it is either a coarser-grained, proximal version of the LJF kimberlite, or a new unit that has aspects of both the EJF and the LJF. This unit may correspond to an intermediate kimberlite layer situated between the EJF and the LJF.

This kimberlite phase is considered to have moderate prospectivity by the Kensington geologist, Shawn Harvey, B.Sc., P.Geo. who is tasked with core logging. Encouraging points include the relatively high abundance of mantle indicator minerals including garnets, ilmenite, and clinopyroxene and, although not highly abundant, the presence of mantle xenoliths. In addition, the presence of medium- to coarse-grained olivine macocrysts is positive. Discouraging points include the high groundmass and shale xenolith content, both of which tend to indicate potential dilution, and an abundance of olivine phenocrysts, which may reduce the relative proportion of olivine macrocrysts and reliability of this component as an indicator of diamond content.

In comparison with work completed during the underground bulk sample program by Shore Gold, this unit may be similar to MK (macrocrystic kimberlite) Type 5, which has been described as a distinct grey green matrix rich MK that is probably the youngest unit of the EJF or is a transition phase to basal LJF (ACA Howe Report dated March 16, 2005). This unit has been intersected in the west-southwestern portion of the lateral drifts (see Map 15 in the ACA Howe report on the Star kimberlite dated March 16, 2005 for details). The unit was sampled by Batch 62 and 72, both of which are located about 50 m southeast of STAR-05-003. The grades in batches 62 and 72 were 14.9 and 5.5 cpht respectively.


                Table 63: Preliminary Core Drilling Summary on for the Star Kimberlite (drilling in progress)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                    Total
                                                                                                  Thickness
                                                                     Thickness of                    of
                    Base of        Top of First    Base of Last          Main      Number of      Kimberlite       End of
                      Till           Kimberlite      Kimberlite       Kimberlite  Kimberlite      Intervals         Hole
  Drillhole Name       (m)              (m)             (m)                (m)       Units            (m)             (m)
---------------------------------------------------------------------------------------------------------------------------
   STR-05-001C      not cored          104.35          235.90             85.75         3            118.95         258.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-002C      not cored           99.36          218.65            104.05         2            108.94         231.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-003C      not cored           87.00          699.00            612.00         1            612.00         699.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-005C        90.69            133.90          181.60             47.70         1              47.7         210.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-008C      not cored          107.70          230.90             74.85         3             76.41         252.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-009C       105.85            150.10          213.14             38.70         4             61.59         237.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-0010C       111.0            139.10          190.20             42.91         2             49.11         201.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-0011C       88.20            114.80          156.00             17.50         3             19.10         180.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-0012C       92.80            138.00          146.80              8.80         1              8.80         174.0
---------------------------------------------------------------------------------------------------------------------------
   STR-05-0013C     not cored          129.23          142.45             13.22         2             15.26         167.0
---------------------------------------------------------------------------------------------------------------------------
   Star Total:                                                                                     1,117.86       2,609.0
---------------------------------------------------------------------------------------------------------------------------

Kimberlite 134

Kimberlite 134 is located on the south-eastern limb of the south cluster and is adjacent to the west side of the Star Kimberlite. The body has an estimated size of 31 ha and 53 million tonnes of kimberlite. Five coreholes were completed on Kimberlite 134 as part of the westward extending pattern of holes to map the relationship of the Star Kimberlite to the geology and diamond content of Kimberlite 134. A total of 474.35 m of kimberlite was intersected in 1,134.0 m of drilling with individual kimberlite intervals ranging from 40.7 m to 145.1 m. Finer grained kimberlite was encountered in four of the boreholes while a coarser, more prospective unit was logged in the northern vent-proximal hole. Table 64 shows a summary of drilling results to July 21, 2005.

       Table 64: Preliminary Core Drilling Summary for Kimberlite Body 134

---------------------------------------------------------------------------------------------------------------------------
                                                                                                     Total
                     Base of        Top of First    Base of Last     Thickness of   Number of    Thickness of       End of
                      Till          Top of First    Base of Last        Main       Kimberlite      Kimberlite        Hole
  Drillhole Name       (m)         Kimberlite (m)   Kimberlite (m)  Kimberlite (m)   Units       Intervals (m)        (m)
---------------------------------------------------------------------------------------------------------------------------
   134-05-002C       102.50          102.80            145.10          145.10           1            145.10      264.0
---------------------------------------------------------------------------------------------------------------------------
   134-05-003C       105.00          114.80             75.95           75.95           1             75.95      198.0
---------------------------------------------------------------------------------------------------------------------------
   134-05-004C       103.10          106.40            100.00          100.00           1            100.00      240.0
---------------------------------------------------------------------------------------------------------------------------
   134-05-005C      not cored        102.00            112.60          112.60           1            112.60      243.0
---------------------------------------------------------------------------------------------------------------------------
   134-05-006C      not cored        119.70             40.70           40.70           1             40.70      189.0
---------------------------------------------------------------------------------------------------------------------------
    134 Total:                                                                                       474.35     1,134.0
---------------------------------------------------------------------------------------------------------------------------

Kimberlites 145 and 219

Kimberlites 145 and 219 are located between Kimberlites 140/141 to the south and Kimberlite 148 to the north, all very close to the centre of the south cluster. The body has an estimated size of 103 ha and 178 million tonnes of kimberlite. Drilling on the adjoined high-priority kimberlites 219 and 145 is complete. Eleven coreholes were completed on Kimberlite 145 with a combined kimberlite intersection of 1,027.47 m from 2,503.0 m drilled. Twelve coreholes were completed on Kimberlite 219 with a combined kimberlite intersection of 1,043.53 m from 2,723.6 m drilled. Kimberlite intersections ranged from 22.85 m to 208.09 m in thickness although the 22.85 m interval of kimberlite was encountered in a drillhole targeted between the two bodies, but east of a narrow ridge of kimberlite that bridges the kimberlites with thicknesses ranging from approximately 70 to 140 m. Both bodies show oblong areas of thickness oriented to the northwest and mimicking the primary linear trends throughout the main kimberlite field. These oblong areas tend to have thicker kimberlite units that are coarser grained and generally more prospective from a core logging point of view. All discrete kimberlite units in these two bodies will be tested as well as the thicker bridge of kimberlite joining then on the western side. Much of the bridge of kimberlite appears more similar to units in 145. Tables 65 and 66 show summaries of drilling results to July 21, 2005 for Kimberlites 145 and 219, respectively.

       Table 65: Preliminary Core Drilling Summary for Kimberlite Body 145

---------------------------------------------------------------------------------------------------------------------------
                                                                                                    Total
                                                                                                  Thickness
                                                                     Thickness of                    of
                    Base of        Top of First    Base of Last          Main      Number of      Kimberlite       End of
                      Till           Kimberlite      Kimberlite       Kimberlite  Kimberlite      Intervals         Hole
  Drillhole Name       (m)              (m)             (m)               (m)        Units            (m)             (m)
---------------------------------------------------------------------------------------------------------------------------
   145-05-007C       105.00          134.90           140.50           140.50           1            140.50      279.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-008C       105.60          105.60           214.80            74.50           2            105.70      249.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-009C       103.30          103.30           279.00           147.50           3            149.40      279.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-010C       103.57          103.57           197.26            35.48           4             80.50      216.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-011C       106.30          106.30           232.00           111.75           3            117.95      237.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-012C       110.50          110.50           153.30            42.80           1             42.80      159.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-013C       106.64          106.64           150.00            43.36           1             43.36      180.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-014C       111.50          111.50           176.50           176.50           1            176.50      312.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-015C       102.75          102.75           53.58             53.58           1             53.58      189.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-016C        99.00          99.00            159.30            33.25           2             41.68      183.0
---------------------------------------------------------------------------------------------------------------------------
   145-05-017C       105.00          105.00           193.75            72.65           2             75.50      220.0
---------------------------------------------------------------------------------------------------------------------------
    145 Total:                                                                                     1,027.47     2,503.0
---------------------------------------------------------------------------------------------------------------------------

       Table 66: Preliminary Core Drilling Summary for Kimberlite Body 219

---------------------------------------------------------------------------------------------------------------------------
                                                                                                    Total
                                                                                                  Thickness
                                                                     Thickness of                    of
                    Base of        Top of First    Base of Last          Main      Number of      Kimberlite       End of
                      Till           Kimberlite      Kimberlite       Kimberlite  Kimberlite      Intervals         Hole
  Drillhole Name       (m)              (m)             (m)                (m)       Units            (m)             (m)
---------------------------------------------------------------------------------------------------------------------------
   219-05-005C       104.00          104.00           285.35           128.40           3            146.35      291.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-006C       108.23          108.23           195.88            33.25           4             91.50      222.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-007C       120.85          120.85           152.30            17.15           2             22.85      180.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-008C       109.10          109.10           167.10            51.30           2             56.20      198.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-009C       106.90          106.90           223.80           116.90           1            116.90      249.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-010C       105.40          105.40           192.69            77.38           3             80.96      231.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-011C      not cored        102.87           135.00            32.13           1             32.13      165.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-012C       103.67          105.32           189.24            36.08           3             51.73      201.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-013C       102.90          102.90           188.94            71.00           2             72.77      205.6
---------------------------------------------------------------------------------------------------------------------------
   219-05-014C       105.33          105.33           316.31           199.13           2            208.09      324.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-015C        96.30          120.80           221.65            71.00           3             79.75      244.0
---------------------------------------------------------------------------------------------------------------------------
   219-05-016C       105.70          110.40           194.70            84.30           1             84.30      213.0
---------------------------------------------------------------------------------------------------------------------------
    219 Total:                                                                                     1,043.53     2,723.6
---------------------------------------------------------------------------------------------------------------------------

Table 67 shows a summary of drilling results to July 21, 2005 for Kimberlite
119.

         Table 67: Preliminary Core Drilling Summary for Kimberlite 119


---------------------------------------------------------------------------------------------------------------------------
                                                                                                    Total
                                                                                                  Thickness
                                                                     Thickness of                    of
                    Base of        Top of First    Base of Last          Main      Number of      Kimberlite       End of
                      Till           Kimberlite      Kimberlite       Kimberlite  Kimberlite      Intervals         Hole
  Drillhole Name       (m)              (m)             (m)                (m)       Units            (m)             (m)
---------------------------------------------------------------------------------------------------------------------------
   119-05-004C       107.04          107.04           186.29           52.25            2            52.79        195.0
---------------------------------------------------------------------------------------------------------------------------
   119-05-005C      not cored        111.00           158.60           39.00            2            43.20        189.0
---------------------------------------------------------------------------------------------------------------------------
   119-05-006C       119.70          119.93           162.50           42.57            1            42.57        192.0
---------------------------------------------------------------------------------------------------------------------------
   119-05-007C       119.30          126.40           192.80           17.60            3            29.30        219.0
---------------------------------------------------------------------------------------------------------------------------
   119-05-008C      not cored        111.0            313.34           202.34           1           202.34        316.0
---------------------------------------------------------------------------------------------------------------------------
   119-05-009C      not cored        111.0            185.20           34.50            4            44.60        213.0
---------------------------------------------------------------------------------------------------------------------------
    119 Total:                                                                                      414.80       1,324.0
---------------------------------------------------------------------------------------------------------------------------

Mineral Processing and Metallurgical Testing

A preliminary Ore Dressing Study was recently completed, but due to the general nature of the study and lack of depth, is not considered material at this time. A suite of pre-feasibility style engineering, geotechnical, and early metallurgical work has begun since the inception of the AE&E program. These lines of investigation are described in the AE&E sections of the 2004 and 2005 descriptions of activities. Any work conducted in these investigations is currently in progress and is not considered material at this time.

Mineral Resource and Mineral Reserve Estimates

Most of the kimberlite bodies identified on the FALC-JV property are considered early to advanced exploration stage targets. Only kimberlite, body 140/141, is in the advanced exploration/evaluation stage and as such, it remains a diamond deposit until sufficient grid drilling and minibulk sampling allows determination of a reasonable, low to medium confidence estimate of grade and average diamond value. Furthermore, grid drilling must be completed on the body with sufficient coverage and density so that continuity of geology and diamond distribution patterns can be resolved with a reasonable amount of assurance. Additional drilling and sampling is required on 140/141 to acquire sufficient geological representivity of the body and statistically significant quantities of diamond.


Interpretations and Conclusions

     o 49 of the 69 tested (71%) bodies are diamondiferous (microdiamonds or macrodiamonds).

     o 34 of the 69 (49%) kimberlites tested contain macrodiamonds; this frequency is exceptional compared to other kimberlite fields.

     o A total of 2,774 macrodiamonds (minimum size of 0.85 mm in one dimension) with a cumulative weight of 347.45 carats were recovered during exploration programs conducted from 1989 to 2004; over 10,000 microdiamonds have been recovered from all kimberlites to mid 2005.

     o Kimberlite body grades based on macrodiamond recovery alone range up to 7.7 cpht; these values are considered to be significantly understated due to the limited amount of minibulk sample from each body.

     o Grade estimates for individual bulk samples range up to 114.44 cpht; sample intervals range from 12 m to 194 m.

     o Grades forecasts for commercial size stones modeled by De Beers range up to 16 cpht, based on size distributions of combined microdiamonds and macrodiamonds. A total of 17 kimberlite bodies with sufficient diamond recoveries were prioritized in 2000. The best five of these bodies have been the target of various stages of advanced exploration efforts during the last 5 years, and 17 bodies within the south central cluster are currently under investigation in the first phase of the AE&E program.

     o Ongoing acquisition of large minibulk samples from prioritized bodies permits preliminary revenue modeling and evaluation of the economic potential of select Fort a la Corne diamondiferous kimberlites.

     o Based on 2000 data only, modeled average macrodiamond values determined by De Beers for kimberlite ore from body 141 ranged from US$148 to US$179 per carat; Modeled stone values for Kimberlites 122 and 141 have low confidence levels because of low numbers of diamonds included in the evaluation.

     o The largest stone recovered to date is a high value, yellow, stone weighing 10.53 carats; another high value diamond weighs 3.34 carats and has a value of US$580/carat as determined by De Beers and WWW; other large stones include stones weighing 10.23, 4.09, and 3.61 carats in size.

     o Interpretation of 2001 to 2002 data indicates that grades for specific parts of the 141 body are variable depending on diamond distribution and continuity of lithological facies, and that a greater degree of testing is required to substantiate grade forecasts over the entire body, and to permit higher levels of confidence in calculation of the average diamond value; evaluation of small parcels of commercial-size stones shows preliminary indications (considered low confidence until larger parcels are evaluated) that the average value of diamonds from Kimberlite140/141 range from US$67 to US$97 per carat. Further work is ongoing to delineate all discrete kimberlite phases in this body and to model estimated stone distributions and revenue per tonne.

     o Kimberlite body areas range from 2.7 to 250 ha, typically based on a 30 m thickness cut-off.

     o The estimated mass of individual kimberlite bodies, based on geophysical modeling, ranges from 3 million to 675 million tonnes. The integration of 140 and 141 indicates a combined mass of 500+ million tonnes as derived from GEMCOM modeling, based on core drilling in 2001 and 2002 with a minimum thickness threshold of 50 m.

     o Age of emplacement of the various kimberlites occurred within the interval from approximately 90-112 Ma, during Cretaceous time. The kimberlites range from simple mono-eruptive bodies to multi-eruptive, multi-vent bodies characterized by complex stacking and interlayering of multi-temporal kimberlite units. Ongoing studies of larger bodies indicate discernible vertical and areal zonation of kimberlite units and diamond distribution.

     o Two of four high priority, potentially economic kimberlites (bodies 140/141, and 148,) are located within a two mile radius in the central portion of the Fort a la Corne trend; the total macro-diamondiferous kimberlite mass in this same radius (12 bodies), is some 3.6 billion tonnes. The other prioritized kimberlite, body 122, is located approximately 5 km to the west.

     o The Fort a la Corne Kimberlite Field has the largest concentration of diamondiferous kimberlite in the world; the total modeled mass for the entire field is estimated at upwards of 9 billion tonnes. Kimberlite 140/141, with an estimated mass of greater than 500 million tonnes, is the largest macrodiamond-bearing kimberlite in the world. The main objective for Kensington in this project is to delineate an economic diamond resource at Fort a la Corne using a methodical stepwise approach.

     o Fort a la Corne kimberlites are best categorized as very large tonnage, lower grade diamond deposits overall, but with zones of higher grade potential.

     o Overall, the kimberlites remain insufficiently tested in consideration of their large size. Only three bodies have minibulk testing for macrodiamonds to a level greater than 100 tonnes. Considerable effort and money was expended in order to simply reconnoiter the majority of kimberlite bodies in this field. Since most of the minibulk sampling efforts in the past were directed to testing to some degree, each of the 69 targets, many of the larger bodies have very limited coverage. Furthermore, vertical zonation has not been adequately tested in most of the existing drillholes due to large sampling intervals. Due to the prevalence of the "nugget effect" in kimberlites, average macrodiamond grades are expected to closely approach forecasted grade levels as sample tonnage increases.

     o Evaluation work continues on Kimberlites 140/141, 122, and other high interest bodies in order to better understand the location, extent and, continuity of high grade zones, to determine an understanding of diamond distribution and diamond grade for mineable resources, to upgrade confidence in determination of the average value of diamonds (in US$/carat) and, to determine the economic value of the body as represented by potential revenue calculations for a diamond deposit given as an in-situ diamond value in US$ per tonne (as per CIM recommendations) compared to best initial estimates of capital and operating expenses.

     o The first two stages involve core drilling programs on the main part of the bodies to increase the understanding of the geology (geometry and architecture) of the body and to identify higher potential zones. Higher grade zones will then be delineated in order to calculate a potentially mineable tonnage. This is then followed by identifying a subset of coreholes that are suitable targets for minibulk sampling in order to test diamond distribution and to provide a representative sample of kimberlites from all prospective phases and across the vertical and areal extent of the kimberlite bodies. A final inventory of some 100 to 300 carats will enable determination of a high confidence grade forecast and a moderate level of confidence in the average value of commercial sized stones. The bulk sample information coupled with the grid drilling and sampling information should be adequate for at least a determination of inferred resource over a significant part of the bodies. All lines of investigation from the AE&E will then be integrated and evaluated in order to prioritize the potentially economic targets and to reach a go - no go decision to proceed with a full pre-feasibility study.

     o Additional work is required to satisfy two main goals for each of the priority kimberlite bodies. The AE&E encompasses a planned 43 months schedule of work to advance the project to a major decision on pre-feasibility stage work. The plan is results driven and incorporates a methodical, step-wise, 4-stage approach in the evaluation of 17 candidate kimberlite bodies for higher-grade units that have potential to be economically mined. The overall goal of the plan is to identify at least 70 million carats of commercial-sized stones in-ground in order to reach a critical decision based on delineation of inferred resources on several kimberlite bodies by 2008. The AE&E plan identified firm objectives and schedules to reach this goal.

     o The main objective for Kensington in this project is to delineate an economic diamond resource at Fort a la Corne using a methodical stepwise approach.


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial position, changes in financial position and results of operations of the Company for the years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the financial statements of the Company and related notes included therein. The Company's financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are set forth in Note 13 to the accompanying Consolidated Financial Statements.


Overview

The Company is a diamond exploration company. It is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that were economically recoverable.

Since 1995, the Company has been focused on the Fort a la Corne Project. Nearly all of the Company's activities are directed to such exploration programs. Yearly variations in individual property expenditures generally reflected increases or decreases in exploration costs based on previous results and annual budgets agreed upon by the FALC-JV.

The Company has mineral properties and deferred exploration expenditures of $13,780,530 at December 31, 2004 compared to $10,527,906 at December 31, 2003 and $8,429,966 at December 31, 2002. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability to obtain the necessary financing to meet its obligations under various agreements and the completion of the development of its properties, any future profitable production, or alternatively, upon its ability to dispose of its interests on an advantageous basis. The Company has incurred losses since inception of
$15,034,105 and has a working capital surplus at December 31, 2004 of $4,091,329.

Future  write-downs  of  properties  are  dependent on many  factors,  including general and specific assessments of mineral resources, the likelihood of increasing or decreasing the resources, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, taxation, labor and capital costs. It is not possible to assess the monetary impact of these factors at the current stage of its properties. The dollar amounts shown as mineral properties and deferred exploration expenditures are direct costs of acquiring, maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties. These amounts do not necessarily reflect present or future values.

Additional financing will be required for further exploration and development of the Company's properties. Although the Company has been successful in the past in raising funds, there is no assurance that it will be able to raise the necessary funds to meet its funding obligations.

The Company has not been required to make any material expenditure for environmental compliance to date. The operations of the Company may in the future be affected from time to time in varying degrees by changes in the environmental regulations. Both the likelihood of new regulations and their overall affect upon the Company are not predictable. See "Item 3 - Key Information, Risk Factors".

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept, the deferral of costs incurred for mineral properties and deferred exploration, and assumptions used to determine the fair value of stock-based compensation. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for going concern, mineral properties and deferred exploration, and the fair value of stock-based compensation are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company's accounting policies are set out in Note 2 of the accompanying Consolidated Financial Statements.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties were credited against the costs of the property. When commercial production commences on any of its properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviewed deferred exploration costs to assess their recoverability and when the carrying value of a property exceeded the estimated net recoverable amount, provision was made for impairment in value.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the diamonds recovered.

Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venturer decisions and developments, market prices of minerals, the Company's plans and intentions with respect to its assets and other industry and competitor developments.

While the Company believes that economically recoverable reserves will be identified, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date and will result in further reported losses.

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based compensation recognized. Estimates and assumptions are required under the model, including those related to the Company's stock volatility, expected life of options granted, and the risk free interest rate. The Company believes that its estimates used in arriving at stock-based compensation are reasonable under the circumstances.

A.   Operating Results

Year ended December 31, 2004 Compared to the Year Ended December 31, 2003

The Company is showing a net loss after tax of $443,196 for year ended December 31, 2004. Pursuant to generally accepted accounting principles, an income tax recovery in the amount of $1,068,600 was required to be posted giving a net income amount. This income tax recovery records the effect of flow-through share issues completed by the Company and the reflects the tax effect of expenditures recorded by the Company in 2004 but that renouncement will take place in a later year. This is a non-cash item and as shown in the statements of cash flow, it is subtracted from the net income to arrive at the cash used in operations. The net loss before income taxes was $1,511,793 or $0.03 per share compared to a net loss of $1,015,103 or $0.02 per share for the previous year. Part of the increased net loss in the current year is attributable to higher stock-based compensation of $443,155 (2003 - $69,536) although general and administrative expenses increased in almost all areas due to an increased level of corporate and investor relations activity in the last half of 2004.

Salaries, benefits and management and management fees increased by $102,151 to $245,151 (2003 - $138,164) due to a one-time payment of $115,000 for the termination of management services with the former President and a management agreement entered into with the current President and CEO.

Office expenses increased by $59,730 to $254,097 (2003 - $194,367) due to the re-location of the Company's head office to larger space in the first quarter and much higher levels of corporate activity in the last half of Fiscal 2004. The significant expenditures for Fiscal 2004 include $79,954 (2003 - $51,091) for office overhead, $70,883 (2003 - $58,256) for support staff, $58,296 (2003 -
$48,198) for administrative services and $44,694 (2003 - $36,822) for insurance, primarily directors' and officers' liability. Subsequent to the year end, the Company re-located its head office from Victoria to Vancouver, BC.

Promotion, public relations and travel increased by $58,533 to $462,125 (2003 - $403,592) due to an increase in investor relations activity, travel and attendance at trade shows in the last half of Fiscal 2004. The significant expenditures for Fiscal 2004 include $73,244 (2003 - $52,035) for media and communications consulting, $69,475 (2003 - $57,923) for travel and other expenses for the directors and officers of the Company, $59,295 (2003 - $143,667) for investor relations services, $49,833 (2003 - $53,400) for graphic design and printing, $42,084 (2003 - $20,410) for investment conferences, $32,448 (2003 - $nil) for road shows and analyst trips, $28,877 (2003- $14,191)
for news dissemination costs, $27,880 (2003 - $nil) to attend a diamond conference in Antwerp, $25,342 (2003 - $nil) for a media and analyst event at the Fort a la Corne site, $23,452 (2003 - $12,629) for advertising and sponsorships and miscellaneous expenses of $30,195 (2003 - $49,337).

Transfer and filing increased by $39,598 to $95,002 (2003 - $55,404) due to filing fees and other costs associated with the equity financing completed in September 2004. The significant expenditures in Fiscal 2004 include $36,388 (2003 - $27,635) for filing fees to regulatory authorities and costs associated with SEDAR, $23,786 (2003 - $12,590) for transfer agent services, $29,796 (2003
- $9,520) for costs associated with the AGM, $5,032 (2003 - $4,835) for the renewal of coverage in Standard & Poor's Market Access Program and miscellaneous costs of $nil (2003 - $824).

Legal, accounting and professional fees were lower by $70,816 to $99,359 (2003 - $170,175) due to fewer legal expenses, lower accounting and auditing costs and an over accrual of accounting and auditing costs in Fiscal 2003. The significant expenditures in Fiscal 2004 include $14,973 (2003 - $21,060) for accounting, $71,936 (2003 - $91,125) for legal fees and $13,500 over accrued in 2003.

Interest income increased by $69,483 to $90,541, compared to $21,058 for Fiscal 2003, the increase being attributable to the proceeds of the equity financing completed in September 2004. The Company also recognized a gain of $5,042 on the sale of a field truck.

Mineral property and exploration costs deferred at December 31, 2004 totaled $13,780,530, an increase of $3,252,624 since the end of the prior fiscal year, all of which was spent on the Fort a la Corne Diamond Project. A comparison of the mineral property expenditures for Fiscal 2004 and 2003 can be summarized as follows:

Fort a la Corne Diamond Project           Fiscal 2004       Fiscal 2003
-------------------------------           -----------       -----------

Geological and exploration                   $635,623         $ 323,123
Land tenure                                       178             2,253
Drilling                                    1,811,544         1,231,097
Assay                                         132,613           188,875
Supplies                                       58,588                 0
Transport                                      58,940            34,693
Rental equipment                               76,124            60,841
General                                        12,253            11,990
Overhead                                      466,761           245,068
Totals

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

The net loss for Fiscal 2003 was $1,015,103 or $0.02 per share compared to a net loss of $695,026 or $0.02 per share for Fiscal 2002. Increases were experienced in all categories, most notably consulting expense of $69,536 (stock-based compensation) compared to $nil for Fiscal 2002; legal, accounting and professional fees of $170,175 (audit and other related fees - $57,240; accounting - $21,060; legal fees - $91,125; tax advice - $750) compared to $50,244 (audit and other related fees - $21,900; accounting - $13,140; legal fees - $15,204) for Fiscal 2002; and promotion, public relations and travel expenses of $403,592 (media consulting and media training - $52,035; website and database - $9,220; news dissemination - $14,191; registration fees, sponsorship and equipment for trade shows - $20,410; advertising - $11,029; William Callahan fees and investor relations expenses - $84,624; Robert Young fees and expenses - $69,059; travel - $57,923; AGM - $9,409; printing - $53,400; graphic design and
Powerpoint consulting - $5,808; miscellaneous - $16,484), compared to $338,682 (media consulting fees and expenses - $37,899; website and database maintenance
- $16,354; news dissemination - $11,477; registration fees for trade shows - $27,437; advertising - $18,346; William Callahan fees and investor relations expenses - $41,050; Robert Young fees and expenses - $67,565; travel - $68,188; sponsorship of the 8th Annual Kimberlite Conference - $5,000; video editing - $3,622; Lawrence Leahy settlement - $20,000; miscellaneous - $21,744) for Fiscal 2002.

During the current fiscal year, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. In Fiscal 2003, an additional charge to earnings of $25,497 was expensed for stock options granted to employees and directors and $44,039 was expensed for stock options granted to non-employees and non-directors while in Fiscal 2002, the Company did not record any compensation expense.

Legal, accounting and professional fees increased during the year due to increased audit and accounting fees for increased activity, an accrual of $30,000 at year end for the 2003 audit, and legal fees for two non-brokered private placements, the settlement agreement with William Callahan and other corporate business. Promotion, public relations and travel expenses increased during the year due to the settlement agreement with William Callahan, printing and production costs for a new brochure, annual report (including an accrual of $25,000 at December 31, 2003 for the 2003 annual report) and newsletter, the engagement of a media consultant in the first quarter of Fiscal 2002 and increased news dissemination costs. Investor relations activities during the current year include the redesign of the corporate website and trade show booth, attendance and sponsorship at trade shows and conferences in Victoria, Vancouver, Montreal, Toronto and Saskatoon, advertising in trade publications and the production of a new brochure, annual report and newsletters.

Office expenses increased slightly to $194,367 (directors' and officers' liability and keyman insurance - $36,822; administrative services - $48,198; office rent, telephone, secretarial and office expenses - $109,348), compared to $172,538 (directors' and officers' liability and keyman insurance - $50,225; administrative services - $47,032; office rent, telephone, secretarial and office expenses - $75,281) for Fiscal 2002 due to the hiring of administrative support staff in the last six months of Fiscal 2002 and increased corporate activity.

Salaries, benefits and management fees totaling $138,164 (David Stone - $115,000; William Zimmerman - $20,489; James Rothwell - $2,675) were expensed for Fiscal 2003, up from $111,417 (David Stone - $111,417) for Fiscal 2002.

Mineral property and exploration costs deferred at December 31, 2003 totaled $10,527,906, an increase of $2,097,940 since December 31, 2002, all of which was spent on the Fort a la Corne Property.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

The loss for the year ended December 31, 2002 was $695,026 for a loss per share of $0.02. This is an increase of 32% over the previous year loss of $525,645. In the previous year a calculation of stock-based compensation for an option to a consultant provided a charge of $26,000. There was no stock-based compensation in the current year. Office expenses increased $88,183 over the previous year. Directors and officers liability insurance was brought in the current year at a cost of $32,670. There was an increase in the cost of the office administrator from $25,295 in the previous year to $44,698 in the current year. As well there were additional office assistance costs of $9,534, office maintenance costs of $10,231 and telephone expenses of $3,830 over the previous year.

Promotion, public relations and travel increased $101,296 over the previous year. In the current year two additional persons were hired. A public relations and news clipping service cost $36,149 and a public relations person cost $67,565 in the current year. The public relations person has currently left the company.

Management fees changed from an increase in the salary to the company's president from $72,000 to $111,417. In the previous year some $20,000 was paid to a director for services.

Mineral property and exploration costs deferred for year ended December 31, 2002 was $1,575,564 expended on the Fort a la Corne Property. In comparison, mineral property and exploration costs deferred at Fort a la Corne during previous year was $1,729,911.

The Company is not affected by inflation and foreign currency fluctuations


Differences Between Canadian and U.S. GAAP

The Company prepares its financial statements in accordance with Canadian GAAP which differs in certain respects from those principles it would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The major differences between Canadian and U.S. GAAP that would affect the measurement of the Company's financial position, loss or cash flows are set forth below.

                                                                                     December 31
                                                                ------------------------------------------------------
                                                                             2004              2003              2002
                                                                                $                 $                 $
Consolidated Balance Sheets
Total assets under Canadian GAAP                                       21,298,397        12,779,823         8,843,245
Decrease in mineral property due to expense of exploration
     costs (a)                                                       (13,780,530)      (10,527,906)       (8,429,966)
Mark to market of available for sale securities (c)                        18,300            82,350            45,750
                                                                ------------------ ----------------- -----------------
Total assets under U.S. GAAP                                            7,536,167         2,334,267           459,029
                                                                ================== ================= =================

Total liabilities under Canadian and U.S. GAAP                          2,263,973           652,863           180,124
                                                                ------------------ ----------------- -----------------
Shareholders' equity under Canadian GAAP                               19,034,424        12,126,960         8,663,121
Adjustment to shareholders' equity for mark to market of                   18,300            82,350            45,750
available for sale securities (c)
Cumulative mineral property adjustment (a)                           (13,780,530)      (10,527,906)       (8,429,966)
                                                                ------------------ ----------------- -----------------
Shareholders' equity under U.S. GAAP                                    5,272,194         1,681,404           278,905
                                                                ------------------ ----------------- -----------------
Total liabilities and shareholders' equity under US GAAP                7,536,167         2,334,267           459,029
                                                                ================== ================= =================

Consolidated Statements of Loss and Deficit
Net loss under Canadian GAAP                                            (443,193)       (1,015,103)         (695,026)
Mineral property exploration expenditures expenses (a)                (3,252,624)       (2,097,940)       (1,575,564)
Write-down of "available for sale" securities (c)                        (18,300)          (82,350)                 -
                                                                ------------------ ----------------- -----------------
Net loss under U.S. GAAP                                              (3,714,117)       (3,195,393)       (2,270,590)
                                                                ================== ================= =================
Basic and diluted earnings (loss) per share under U.S. GAAP                (0.06)            (0.06)            (0.05)
                                                                ================== ================= =================

Consolidated Statement of Cash Flows
Operating activities
      Operating activities under Canadian GAAP                          1,104,115         (863,432)       (1,059,133)
      Exploration (a)                                                 (3,252,624)       (2,097,940)       (1,575,564)
                                                                ------------------ ----------------- -----------------
Operating activities under U.S. GAAP                                  (2,148,509)       (2,961,372)       (2,634,697)
                                                                ================== ================= =================

Financing activities
      Financing activities under Canadian and U.S. GAAP                 6,907,502         4,409,406         2,785,700
                                                                ================== ================= =================

Investing activities
      Investing activities under Canadian GAAP                        (6,794,614)       (2,863,895)       (1,585,406)
      Deferred exploration (a)                                          3,252,624         2,097,940         1,575,564
                                                                ------------------ ----------------- -----------------
Investing activities under U.S. GAAP                                  (3,541,990)         (765,955)           (9,842)
                                                                ================== ================= =================


(a)  Exploration expenses

     Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under U.S. GAAP, expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. For U.S. GAAP purposes, the Company has expensed exploration expenditures and acquisition costs related to exploration in the period incurred.

(b)  Restricted cash

     Under US GAAP, the restricted cash of $92,000 held as security for a corporate credit card would not be shown as a current asset, but as non-current.

(c)  Available for sale securities

     Under U.S. GAAP, the Company's marketable securities would have been classified as "available for sale". Accordingly, the write-down to market values would be recorded as an unrealized holding loss and included as a separate component of shareholders' equity until realized.

(d)  Amalgamation

     On November 3, 1993, the Company was formed by the amalgamation of Rattler Resource Ltd. and Reimer Resources Ltd. Under Canadian GAAP, this transaction was accounted for using the purchase method whereas under U.S. GAAP, the transaction would be accounted for as a pooling of interests. Under U.S. GAAP, capital stock and accumulated deficit would increase by $1,318,696 at both December 31, 2001 and 2000. There is no effect on the reported loss for the years ended December 31, 2004, 2003 and 2002. The financial information presented for the period from date of inception to December 31, 2004 is in accordance with U.S. GAAP.

(e)  Flow-through Shares and Future Income Tax Recovery

     Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renunciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations. As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

(f)  Warrants

     Under US GAAP warrants to purchase common shares in the Company pursuant to a private placement are given a fair value and shown separately under shareholders' equity. The total of the fair value of the warrants is subtracted from the total of the private placement to arrive at the value of the common shares. Under Canadian GAAP the value of the warrants is considered a part of the common shares.

(g)  Stock-based compensation

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective January 1, 2002 the Company has chosen under Canadian GAAP to account for stock-based compensation using the fair value method.

     The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

                                                          Year Ended December 31,
                                                          ------------------------------------------------------------
                                                                 2004                 2003                2002
                                                                   $                   $                   $

         Net loss for the period U.S. GAAP                        (3,714,117)         (2,237,256)         (2,270,590)
         Additional stock based compensation cost                           -                   -           (603,414)
                                                          -------------------- ------------------- -------------------
         Pro forma net loss                                       (3,714,117)         (2,237,256)         (2,874,004)
                                                          ==================== =================== ===================
         Pro forma basic loss per share                                (0.06)              (0.06)              (0.06)
                                                          ==================== =================== ===================

(h)  Income taxes

     Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

(i)  Comprehensive Income

     In June  1997,  the FASB  issued  SFAS  No.  130  "Reporting  comprehensive income", SFAS 130 requires that total comprehensive income and comprehensive income per share be disclosed with equal prominence as net income and net income per share. Comprehensive income is defined as changes in shareholders' equity exclusive of transactions with owners such as capital contributions and dividends. Comprehensive income items includes the write-down of "available for sale" securities.

(j)  New accounting pronouncements

     In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company's financial position, results of operations or cash flows.

     On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS 123(R) supersedes APB Opinion No. 24, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and is assessing the effect of SFAS 123(R) on the Company's financial statements as presented herein.

     In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29." The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

     On March 17,  2005 the EITF  issued EITF 04-6,  "Accounting  for  Stripping
     Costs in the Mining Industry." The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins." EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company's financial statements.

     The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

B.   Liquidity and Capital Resources

Six Months Ended June 30, 2005

At June 30, 2005, the Company had working capital of $34,217,786, compared to working capital of $4,091,329 at December 31, 2004. The primary source of this working capital is an equity financing completed in the second quarter of Fiscal 2005. A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share. During the first half of Fiscal 2005, the exercise of stock options and warrants provided additional proceeds of $3,066,691.

The Company has met a commitment to incur a minimum of $2 million in flow through expenditures by March 31, 2005. While no cash calls have been received from the operator for the 2005 program at Fort a la Corne, expenditures to June 24, 2005 were estimated to be $1.99 million. The Company's share of these expenditures, approximately $934,000, will be sufficient to satisfy a commitment to incur an additional $1 million in flow through expenditures by December 31, 2005.

Year Ended December 31, 2004

The Company is presently exploring the Fort a la Corne Diamond Project for sufficient reserves to justify production. This property does not produce any revenue. The Company received minor amounts of interest ($90,541 for Fiscal 2004 compared to $21,058 for Fiscal 2003) and $5,042 on the sale of a vehicle; however, its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options or warrants, shares issued for debt or shares issued for property. Fluctuations in the Company's share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At December 31, 2004, the Company had working capital of $4,091,329, compared to working capital of $1,584,489 at December 31, 2003. The primary sources of this working capital are the equity financing completed in the third quarter of Fiscal 2004 and in the fourth quarter of Fiscal 2003. During the year, the exercise of stock options and warrants provided additional proceeds of $1,369,000. Subsequent to the year end, the Company received $1,906,343 from the exercise of stock options and warrants.

Included in current assets at December 31, 2004 is $32,025 (2003 - $32,025) in marketable securities which represents the book value of 457,500 common shares of China Diamond Corp. Included in current liabilities at December 31, 2004 is $2,082,119 (2003 - $537,968) due to the FALC-JV. This amount was paid in the subsequent period.

The Company has met commitments to incur a minimum of $1,055,340 in flow through expenditures by the end of Fiscal 2004 and a further $2 million by March 2005. An additional $1 million in flow through expenditures must be incurred by the end of Fiscal 2005 and the Company expects to meet this commitment in the second quarter of Fiscal 2005.

The Company's portion of the 2005 advanced exploration and evaluation program program budget is $12 million and the Company will be required to raise additional funds to meet this commitment. On March 30, 2005, the Company announced that it had entered into an agreement with LOM to act as lead agent in a syndicate to market a private placement financing of up to $35 million on a commercially reasonable best efforts basis. $5 million of the offering will consist of flow-through common shares and $30 million of the offering will consist of non flow-through units. Each non flow-through unit shall consist of one non flow-through common share and one half of one share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing. Pricing will be determined following the marketing of the offering. The gross proceeds of the offering of the flow-through shares will be used by the Company to incur exploration expenses on the Fort a la Corne Project that qualify as "Canadian exploration expenses" under the Income Tax Act (Canada). The proceeds of the offering of the units will be used for exploration programs on the Fort a la Corne Project and for general corporate purposes.

C.   Research and Development, Patents and Licences, etc.

The Company does not engage in research and development activities.


D.   Trend Information

Factors which may have a material effect on the Company's future financial condition are set forth in "Item 3 - Key Information, Risk Factors".


E.   Off-Balance sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.


F.   Tabular Disclosure of Contractual Obligations

As at December 31, 2004, we had the following contractual obligations and commitments:

        ------------------------------------ ----------------- ------------ --------------- -------------- --------------
        Contractual Obligations
        Payments due by period (Expressed                       Less than
        in thousands of Canadian dollars)         Total          1 year      1 - 3 years     4 - 5 years   After 5 years
        ------------------------------------ ----------------- ------------ --------------- -------------- --------------
        Capital Lease Obligations                   16              1             15             Nil            Nil
        ------------------------------------ ----------------- ------------ --------------- -------------- --------------
        Operating Lease Obligations                200              5             96             66             33
        ------------------------------------ ----------------- ------------ --------------- -------------- --------------
        Purchase Obligations                       Nil             Nil           Nil             Nil            Nil
        ------------------------------------ ----------------- ------------ --------------- -------------- --------------
        Total Contractual Obligations              216              6            111             66             33
        ------------------------------------ ----------------- ------------ --------------- -------------- --------------


ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company. Each director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company, or with the provisions of the Yukon Act. The officers are appointed at the pleasure of the board of directors.

William E. Stanley and Tony Pezzotti, both directors of the Company, are related by the marriage of their children. Other than discussed above, there are no family relationships between any two or more directors or executive officers. There are no arrangements or understandings between any of the directors or executive officers, major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

------------------------------------------- ----------------------------------------- -------------------- ------------ -----------

         Name, Position, Age and                    Principal Occupation or           Period as a Director   No. of     % of Issued
        Municipality of Residence              Employment for Past Five Years (1)         Director of      Kensington   Capital (2)
                                                                                          Kensington         Shares
------------------------------------------- ----------------------------------------- -------------------- ------------ -----------
JAMES R. ROTHWELL  (3)(5)(6)                Retired.  President and CEO of Dia Met    June 17, 2002 to        53,332         0.07%
Chairman and Director                       Minerals Ltd. from 2000 to 2001;          present
Resident of Ferndale, WA, USA               President of BHP Diamonds from 1997 to
Age:  56                                    2000.
------------------------------------------- ----------------------------------------- -------------------- ------------ -----------
ROBERT A. McCALLUM                          President of the Company from June 1,     May 13, 2004 to         20,000         0.03%
President, CEO and Director                 2004 to present; Professional             present
Resident of West Vancouver, BC, Canada      consulting engineer and President of
Age:  68                                    Robert A. McCallum Inc. from 1999 to
                                            present; Director of Miramar Mining
                                            Corporation from 1999 to 2002.
------------------------------------------- ----------------------------------------- -------------------- ------------ -----------
CHRISTOPHER G. BALDWIN (4) (5)              Corporate/commercial lawyer, Partner of   June 13, 2005 to         4,000         0.01%
Secretary and Director                      Lawson Lundell LLP, Barristers and        present
Resident of Vancouver, BC, Canada           Solicitors from 1982 to present
Age:  54
------------------------------------------- ----------------------------------------- -------------------- ------------ -----------
TONY PEZZOTTI (3) (4) (6)                   Retired.  General Manager and Co-owner    October 23, 1998       844,892         1.07%
Director                                    of PSL Steel Ltd. from 1979 to 2000.      to present
Resident of Burnaby, BC, Canada
Age:  64
------------------------------------------- ----------------------------------------- -------------------- ------------ -----------
WILLIAM E. STANLEY  (4) (5) (6)             Retired mining engineer and industry      July 16, 2004 to           Nil         0.00%
Director                                    consultant.  Adjunct Professor at the     present
Resident of  West Vancouver, BC, Canada     University of British Columbia's
Age:  65                                    Department of Mining and Mineral
                                            Process Engineering from 1999 to
                                            present; Director of Miramar Mining
                                            Corporation from 1995 to present.
------------------------------------------- ----------------------------------------- -------------------- ------------ -----------
WILLIAM E. ZIMMERMAN  (3) (6)               Minerals Consultant from June 2004 to     June 1, 2001 to         10,000         0.01%
Director                                    present; Director of Kensington from      June 11, 2004;
Resident of Florissant, CO, USA             June 2001 to June 2004; Executive, BHP    reappointed June
Age:  63                                    Diamonds, Inc. from April 1997 to May     13, 2005 to present
                                            2001
------------------------------------------- ----------------------------------------- -------------------- ------------ -----------

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2) Based upon the 79,887,416 shares issued and outstanding as of September 22, 2005.
(3)  Member of the Audit Committee
(4)  Member of the Compensation Committee
(5)  Member of the Corporate Governance Committee
(6)  Member of the Special Committee


James R. Rothwell
-----------------

Mr. Rothwell was President and CEO of Dia Met Minerals Ltd. between 2000 and 2001 where he successfully implemented the Board of Directors' decision to sell the company at a significant premium for its shareholders. Prior to that, he worked for BHP Minerals between 1986 and 2000 where he held the position of President of BHP Diamonds from 1997 to 2000. Mr. Rothwell led BHP's entry into the diamond industry via development of the EKATI Diamond Mine in the Northwest Territories, Canada's first producing diamond mine. Mr. Rothwell has over 25 years' experience in corporate strategic planning and business development in Canada, the United States, Australia and Brazil. He is a graduate of Stanford University where he completed the Marketing Management Program and received his MBA.

Robert A. McCallum
------------------

Mr. McCallum has a solid foundation in diamonds coupled with extensive professional management skills and a proven record in investor and joint venture relations in the mining industry. He has over 45 years of international mining experience in diamonds, gold, uranium, industrial minerals and base metals and more than 20 years in corporate management as an officer and/or director of companies. Prior to Kensington, Mr. McCallum was President and COO of Philex Mining Corporation in Manila, Philippines, until the end of 1998. Since then, he has been engaged as a consultant and as a Director of Miramar Mining Corporation until June 2002. Mr. McCallum has a BSc. Degree in Mining Engineering from the University of the Witwatersrand and completed the Program for Management Development at the Harvard School of Business in Boston, Massachusetts.

Christopher Baldwin
-------------------

Mr. Baldwin is a corporate/commercial lawyer and partner in the Vancouver office of Lawson Lundell LLP. He has been practicing law for almost 30 years, and has significant experience advising mining companies.

William E. Stanley
------------------

Mr. Stanley is a retired partner with Coopers & Lybrand Consulting (PricewaterhouseCoopers) and a former Director of the firm's Canadian and International mining practices. Over the past 35 years, his consulting career has incorporated both international mining assignments and a variety of projects for most of the major mining companies in Canada. Currently, he is an Adjunct Professor at the University of British Columbia's Department of Mining and Mineral Process Engineering and he is on the Board of Directors of Miramar Mining Corporation. He is a former Director of Westmin Resources Limited, Gibraltar Mines Limited, Teck Corporation and Luscar Limited and a past President of the Canadian Institute of Mining, Metallurgy & Petroleum (CIM). Mr. Stanley is a graduate of the Provincial Institute of Mining, Haileybury, Northern Ontario and holds a B.Sc. in Mine Engineering from Michigan Technological University.

William E. Zimmerman
--------------------

Mr. Zimmerman has more than 30 years' experience in international mining with BHP and Utah International. He entered the diamond industry in 1994 and was instrumental in the development of the marketing program for the EKATI Diamond Mine. He later served as President of BHP Diamonds and retired from service with BHP in May 2001. He has a B.Sc. in Mineral Economics from the Pennsylvania State University and an MBA from the University of San Francisco.

Tony Pezzotti
-------------

Mr. Pezzotti (retired) was General Manager and co-owner of a steel company in British Columbia. Mr. Pezzotti has also been a director of Offshore Systems International Ltd. since 1990 and is a past director of First Quantum Minerals Ltd., both listed on the Toronto Stock Exchange.


B.   Director and Executive Compensation

For the purpose of this annual report, the following words and phrases shall have the following meanings:

"Equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units.

The total compensation we paid during the last fiscal period to all of our directors and officers as a group for services in all capacities was $113,218.

The following table details the compensation paid to our directors and officers for the year ended December 31, 2004:

----------------------- -------------------------------- ------------------------------------------------- ---------------
                              Annual Compensation                     Long Term Compensation
----------------------- -------------------------------- ------------------------------------- ----------- ---------------
                                                                        Awards                  Payouts
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------
                                               Other
                                               Annual    Securities Under      Restricted                     All Other
                                              Compen-      Options/SARs      Shares/Units       LTIP           Compen-
  Name and Principal      Salary     Bonus    sation         Granted            Awarded        Payouts         sation
       Position             ($)      ($)        ($)            (#)                ($)            ($)             ($)
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------
Robert A. McCallum       $89,218     $Nil    $24,000(2)     400,000(3)             $Nil           $Nil          $Nil
President, CEO and
Director (1)
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------
James R. Rothwell          $Nil      $Nil       $Nil         50,000(4)             $Nil           $Nil          $Nil
Chairman and Director
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------
William Zimmerman          $Nil      $Nil       $Nil            Nil                $Nil           $Nil          $Nil
Director
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------
Christopher Baldwin        $Nil      $Nil       $Nil            Nil                $Nil           $Nil          $Nil
Secretary and Director
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------
Tony Pezzotti              $Nil      $Nil       $Nil            Nil                $Nil           $Nil          $Nil
Director
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------
William E. Stanley         $Nil      $Nil       $Nil        150,000(5)             $Nil           $Nil          $Nil
Director
----------------------- ----------- -------- ----------- ------------------- ----------------- ----------- ---------------

(1)  Robert A. McCallum was appointed President of the Company on June 1, 2004.
(2)  Robert A. McCallum receives an annual housing allowance of $24,000.
(3) Options granted on May 25, 2004 are exercisable at a price of $0.84 per share and expire on May 25, 2007.
(4) Options granted on March 26, 2004 are exercisable at a price of $1.13 per share and expire on March 26, 2009.
(5) Options granted on July 16, 2004 are exercisable at a price of $0.77 per share and expire on July 16, 2009.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a housing allowance of $24,000 per year and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties. During the year ended December 31, 2004, Mr. McCallum was paid $83,291 pursuant to the employment agreement and received $24,000 for the housing allowance. In the fourth quarter of Fiscal 2004, the term of the Employment Agreement was extended from two years to three years.

During the year ended December 31, 2004, the Company paid $151,097 to David H. Stone, former President of the Company, which included a one-time payment of $115,000 for the termination of management services. Pursuant to the terms of a Management Agreement executed on February 1, 2002, Mr. Stone was retained as President for a fee of $115,000 per annum. The Management Agreement could be terminated by Mr. Stone with three months' written notice or by the Company at any time with cause, or without cause, by providing twelve months' notice or payment in lieu of notice of not less than $115,000.

With the exception of the Employment Agreement with Mr. McCallum, the Company does not have any agreements with its directors or officers of the Company providing for benefits upon termination of employment.


C.   Board Practices

The Board of Directors presently consists of six Directors. Each Director was elected at the annual general and extraordinary meeting of the shareholders of the Company held on June 13, 2005. Each Director holds office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or within the provisions of the Yukon Act.

Board Committees

Audit Committee

The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls, the resolution of issues identified by the Company's auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company, without the presence of any other members of management.

The Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are independent of the Company as defined by the TSX or any other regulatory body to which the Company reports. The Company's current Audit Committee consists of William E. Zimmerman, Tony Pezzotti and James R. Rothwell, all of whom are directors of the Company.

The  Audit  Committee   mandate  is  available  on  the  Company's   website  at
www.kensington-resources.com   or  upon  request  to  the  Company's   Corporate
Secretary.

Since the commencement of the Company's most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board of Directors of the Company.

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Compensation Committee

The Compensation Committee has the general responsibility for developing the Company's approach to Board, executive and employee compensation and to executive succession. The Compensation Committee is comprised of not less than three directors, a majority of whom are independent of the Company as defined by the TSX or any other regulatory body to which the Company reports. The Company's current Compensation Committee consists of Tony Pezzotti, William E. Stanley and Christopher G. Baldwin, all of whom are directors of the Company.

The  Compensation  Committee  mandate is available on the  Company's  website at
www.kensington-resources.com   or  upon  request  to  the  Company's   Corporate
Secretary.

Corporate Governance Committee:

The Corporate Governance Committee is responsible for developing the Company's approach to corporate governance issues, including specifically the Company's approach to the recommendations set out in the TSX's corporate governance guidelines and the Sarbanes Oxley Act. The Corporate Governance Committee also assists the Board to fulfill its duty to meet the applicable legal, regulatory and self-regulatory business principles and codes of best practice of corporate behaviour and conduct.

The Corporate Governance Committee is comprised of not less than three directors, a majority of whom are independent of the Company as defined by the TSX or any other regulatory body to which the Company reports. The Company's current Corporate Governance Committee consists of James R. Rothwell, William E. Stanley and Christopher G. Baldwin, all of whom are directors of the Company.

The Corporate Governance Committee mandate is available on the Company's website at www.kensington-resources.com or upon request to the Company's Corporate Secretary.


D.   Employees

The average number of employees was as follows:

    -------------------------------------------- ---------------- ----------------- -----------------
                                                   Year ended        Year ended        Year ended
                                                  December 31,      December 31,      December 31,
    Location                                          2004              2003              2002
    -------------------------------------------- ---------------- ----------------- -----------------
    Head office, British Columbia, Canada               3                2                 2
    -------------------------------------------- ---------------- ----------------- -----------------
    Field office, Saskatchewan, Canada                  2                1                 1
    -------------------------------------------- ---------------- ----------------- -----------------

The following table discloses the incentive stock options outstanding to the aforementioned directors and officers of the Company as of October 24, 2005.

--------------------------------- ----------------------- -------------------- --------------- ------------------------
                                                            # Common              Exercise
       Name of Person(s)             Date of Grant or     Shares Subject         Price Per            Expiry Date
                                         Issuance          to Issuance             Share
                                                                                     $
--------------------------------- ----------------------- -------------------- --------------- ------------------------
James R. Rothwell                     June 20, 2002             100,000             1.11            June 20, 2007
Chairman and Director                October 7, 2002            150,000             0.80           October 7, 2007
                                    February 24, 2003           50,000              0.82          February 24, 2008
                                      March 26, 2004            50,000              1.13           March 26, 2009
                                     January 20, 2005           118,500             1.04          January 20, 2010
                                      March 18, 2005            30,000              2.75           March 18, 2010
                                      June 20, 2005             100,000             2.10            June 20, 2010
--------------------------------- ----------------------- -------------------- --------------- ------------------------
Robert A McCallum                      May 24, 2004             400,000             0.84            May 24, 2007
President, CEO and Director          January 20, 2005           200,000             1.04          January 20, 2010
                                       May 20, 2005             100,000             1.91            May 20, 2010
--------------------------------- ----------------------- -------------------- --------------- ------------------------
Tony Pezzotti                        December 1, 2000           100,000             0.38          December 1, 2005
Director                              July 17, 2001             100,000             0.81            July 17, 2006
                                     January 30, 2002           100,000             0.78          January 30, 2007
                                     January 20, 2005           118,500             1.04          January 20, 2010
--------------------------------- ----------------------- -------------------- --------------- ------------------------
William E. Stanley                    July 16, 2004             150,000             0.77            July 16, 2009
Director                             January 20, 2005           118,500             1.04          January 20, 2010
--------------------------------- ----------------------- -------------------- --------------- ------------------------
William E. Zimmerman                  June 11, 2001             150,000             0.71            June 11, 2006
Director                              July 16, 2001             100,000             0.81            July 16, 2006
                                     January 30, 2002           150,000             0.78          January 30, 2007
                                      June 20, 2005             100,000             2.10            June 20, 2010
--------------------------------- ----------------------- -------------------- --------------- ------------------------
Christopher G. Baldwin                June 20, 2005             100,000             2.10            June 20, 2010
Secretary and Director
--------------------------------- ----------------------- -------------------- --------------- ------------------------

In the third quarter of Kensington's 2004 fiscal year, the Kensington Board adopted a Shareholder Rights Plan (the "Rights Plan") to protect Kensington's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of Kensington through a take-over bid that may not treat all shareholders equally or fairly. The terms of the Rights Plan are identical to Kensington's previous shareholder rights plan which expired on June 29, 2004. The shareholders of Kensington ratified the adoption of the Rights Plan at the Special Meeting held on April 4, 2005.

To implement the Rights Plan, the Kensington Board authorized the issue of one right (a "Right") in respect of each Kensington Share outstanding to holders of record on the date that Computershare Trust Company of Canada executed the agreement implementing the Rights Plan. Initially, the Rights attach to and trade with the Kensington Shares and are represented by certificates representing common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the votes attached to all outstanding voting shares of Kensington in a transaction not approved by the Kensington Board, the Rights separate from the Kensington Shares and will entitle holders (other than the acquiring person or group persons) to acquire Kensington Shares at a 50% discount to the prevailing market price of the shares. The Rights are not triggered by purchases of voting shares made pursuant to a "Permitted Bid" made to all holders of Kensington Shares on identical terms. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions set out in the agreement signed to implement the Rights Plan.

The Arrangement will not trigger the separation of the Rights under the Rights Plan. Pursuant to the Plan of Arrangement, the Rights Plan will be terminated on the Effective Date.

Kensington Warrants

Kensington issued 1,428,573 Kensington Warrants on September 24, 2004 in connection with a private placement of 2,307,692 flow-through common shares and 2,857,143 units, with each unit comprised of one Kensington Share and one-half of one Kensington Warrant. Each Kensington Warrant is exercisable to acquire one Kensington Share at a price of $1.55 until March 24, 2006.

Kensington issued 4,999,999 Kensington Warrants on May 6, 2005 in connection with a private placement of 4,255,400 flow-through common shares and 10,000,000 units, with each unit comprised of one Kensington Share and one-half of one Kensington Warrant. Each Kensington Warrant is exercisable to acquire one Kensington Share at a price of $2.50 until May 6, 2006. The Kensington Warrants were issued pursuant to the Kensington Warrant Indenture. These Kensington Warrants are listed for trading on the TSX Venture Exchange and the closing price for these Kensington Warrants on October 24, 2005 was $2.48.

Kensington Broker Warrants

In connection with Kensington's private placement which completed on September 24, 2004, Kensington issued to its agent 161,539 Kensington Warrants, each exercisable to acquire one Kensington Share at a price of $1.05 until March 24, 2006, and 200,000 Kensington Broker Warrants, each exercisable to acquire one unit at a price of $1.05 until March 24, 2006. Each unit is comprised of one Kensington Share and one-half of one Kensington Underlying Warrant. Each whole Kensington Underlying Warrant is exercisable to acquire one additional Kensington Share at a price of $1.55 until March 24, 2006.

In connection with Kensington's private placement which completed on May 6, 2005, Kensington issued to its agents 255,324 Kensington Warrants, each exercisable to acquire one Kensington Share at a price of $2.10 until May 6, 2006, and 600,000 Kensington Broker Warrants, each exercisable to acquire one unit at a price of $2.10 until May 6, 2006. Each unit is comprised of one Kensington Share and one-half of one Kensington Underlying Warrant. Each whole Kensington Underlying Warrant is exercisable to acquire one additional Kensington Share at a price of $2.50 until May 6, 2006. When issued, these Kensington Underlying Warrants will be subject to the Kensington Warrant Indenture.

The following table sets out details of Kensington Options outstanding as of September 21, 2005.

---------------------------- --------------- --------------- ----------------- -------------------

                                                               Market Price
Holders                      No. of Shares   Exercise Price  at Date of Grant     Expiry Dates
---------------------------- --------------- --------------- ----------------- -------------------

Officers of Kensington:         400,000           $0.84         $0.84          May 25, 2007
                                200,000           $1.04         $0.97          January 20, 2010
                                100,000           $1.91         $1.88          May 20, 2010
                                100,000           $2.10         $2.18          June 20, 2010

Directors of Kensington         100,000           $0.38         $0.36          December 1, 2005
(who are not also               150,000           $0.71         $0.75          June 11, 2006
Officers):                      200,000           $0.81         $0.85          July 17, 2006
                                250,000           $0.78         $0.80          January 30, 2007
                                100,000           $1.11         $1.15          June 20, 2007
                                150,000           $0.80         $0.79          October 7, 2007
                                 50,000           $0.82         $0.87          February 24, 2008
                                 50,000           $1.13         $1.12          March 26, 2009
                                150,000           $0.77         $0.78          July 16, 2009
                                355,500           $1.04         $0.97          January 20, 2010
                                 30,000           $2.75         $2.75          March 18, 2010
                                200,000           $2.10         $2.18          June 20, 2010

Employees of Kensington:         40,000           $0.37         $0.39          November 28, 2005
                                 25,000           $0.54         $0.60          April 26, 2006
                                 30,000           $0.76         $0.80          July 13, 2006
                                260,000           $0.78         $0.80          January 30, 2007
                                 25,000           $0.82         $0.87          February 24, 2008
                                250,000           $1.10         $1.30          September 20, 2009
                                147,500           $1.04         $0.97          January 20, 2010
                                 10,000           $2.75         $2.75          March 18, 2010
                                100,000           $1.91         $1.88          May 20, 2010
                                250,000           $2.13         $2.13          June 13, 2010

Consultants of Kensington:      100,000           $0.37         $0.39          November 28, 2005
                                100,000           $0.38         $0.36          December 1, 2005
                                 50,000           $0.54         $0.60          April 26, 2006
                                200,000           $0.81         $0.78          July 17, 2006
                                200,000           $0.78         $0.80          January 30, 2007
                                100,000           $1.10         $1.30          September 20, 2009
                                257,000           $1.04         $0.97          January 20, 2010
                                 50,000           $1.91         $1.88          May 20, 2010

Total Options:                4,780,000


In addition to incentive stock options, the following Kensington Warrants, and Kensington Broker Warrants are outstanding as of September 21, 2005.


------------------------------ ----------------------- ----------------------------------
     Number of Warrants            Exercise Price                Expiry Dates
------------------------------ ----------------------- ----------------------------------
           404,763                   $1.25/1.55        September 24, 2005/March 24, 2006
           161,539                     $1.05                    March 24, 2006
          5,014,499                    $2.50                      May 6, 2006
           219,579                     $2.10                      May 6, 2006

------------------------------ ----------------------- ----------------------------------
          Number of
       Broker Warrants             Exercise Price                Expiry Dates
------------------------------ ----------------------- ----------------------------------
           200,000                     $1.05                    March 24, 2006

           516,000                     $2.10                      May 6, 2006

Prior sales

During the 12 months preceding September 21, 2005, Kensington issued 2,307,692 Kensington Shares at a price of $1.30 per share, 2,857,143 Kensington Shares at a price of $1.05 per share, 4,255,400 Kensington Shares at a price of $2.35 per share and 10,000,000 Kensington Shares at a price of $2.10 per share, pursuant to private placements. In addition, Kensington Options and Kensington Warrants were exercised as follows:

----------------------------------------- ----------------------------
             Stock options                      Exercise Price
----------------------------------------- ----------------------------
                   10,000                            $0.65
                  240,000                            $0.30
                  270,000                            $0.42
                   50,000                            $0.54
                   40,000                            $0.57
                   10,000                            $0.82
                   17,500                            $1.04
                   55,000                            $1.13
                  100,000                            $0.38
                  152,250                            $0.37

----------------------------------------- ----------------------------
                Warrants                        Exercise Price
----------------------------------------- ----------------------------
                3,904,308                              $1.25

                   35,745                              $2.10
                   27,500                              $2.50

In addition, Kensington Broker Warrants were exercised at a price of $2.10 per Kensington Broker Warrant resulting in the issuance of 84,000 Kensington Shares and 42,000 Kensington Underlying Warrants.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation, any natural or legal person(s) or by any foreign government.

Except for the Plan of Arrangement with Shore Gold, there are presently no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

There have been no significant changes in the percentage ownership held by any major shareholders during the past three years.


B.   Share Ownership

As at the date of this Form 20-F Annual Report, no persons or groups are known to us to each own more than 5% of our issued and outstanding common shares.

Registered shareholders in the United States account for 95 holders having 8,342,792 shares at September 30, 2005.


C.   Related Party Transactions

There are no material transactions since the beginning of the last fiscal year up to the date of this Form 20-F Annual Report to which we were or are to be a party, in which any director or officer or person related thereto had or will have a material interest, either directly or indirectly.

D.   Interests of Experts and Counsel

Not applicable.


ITEM 8 - FINANCIAL INFORMATION

Financial Statements and Other Financial Information

See the audited consolidated financial statements listed in Item 17 hereof and filed as part of this Form 20-F Annual Report. These financial statements include the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and statements of loss and cash flows for each of the three years ended December 31, 2004, 2003 and 2002.

These   financial   statements  were  prepared  in  accordance  with  accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Note 13 to the accompanying audited consolidated financial statements of the Company.

Legal Proceedings

There are no actual or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its properties is or is likely to be the subject.

Dividend Policy

The Company has not declared any dividends and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Significant Changes

In May 2005, the Company completed a private placement of flow-through shares and units. The securities were sold on a best efforts agency basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents"). A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share. The Company has agreed to use its commercially reasonable efforts to list the warrants on the Exchange, such listing to be effective as of the date on which all applicable resale restrictions in respect of the warrants have expired. The Agents received a commission of 5.5% of the gross proceeds of the offering. In addition, the Agents received warrants entitling the Agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of $2.10 per unit. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring September 7, 2005. The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the Income Tax Act (Canada)) on the Fort a la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort a la Corne Diamond Project and for general corporate purposes.


ITEM 9 - THE OFFER AND LISTING

The Company's stock is listed on the TSX Venture Exchange and trades under the symbol "KRT". The Kensington Warrants issued pursuant to the Warrant Indenture were listed on the TSX Venture Exchange on September 7, 2005 under the symbol "KRT.WT".

Trading History

The following table sets forth the high and low market prices for the common shares on the TSX Venture Exchange for each full quarterly period within the two most recent fiscal years ended December 31, 2004 and the six months ended June 30, 2005:

               ---------------------- ------------------- --------------------
                       Quarter Ended         High                 Low
                                             $CDN                $CDN
               ---------------------- ------------------- --------------------
                       June 30, 2005         2.60                 1.61
               ---------------------- ------------------- --------------------
                        Mar 31, 2005         4.06                 0.90
               ---------------------- ------------------- --------------------
                        Dec 31, 2004         1.30                 0.89
               ---------------------- ------------------- --------------------
                       Sept 30, 2004         1.44                 0.75
               ---------------------- ------------------- --------------------
                       June 30, 2004         1.10                 0.75
               ---------------------- ------------------- --------------------
                        Mar 31, 2004         1.54                 0.83
               ---------------------- ------------------- --------------------
                        Dec 31, 2003         1.09                 0.85
               ---------------------- ------------------- --------------------
                       Sept 30, 2003         1.15                 0.84
               ---------------------- ------------------- --------------------
                       June 30, 2003         1.70                 0.67
               ---------------------- ------------------- --------------------
                        Mar 31, 2003         0.97                 0.69
               ---------------------- ------------------- --------------------


The following table sets forth the annual high and low market prices of the common shares on the TSX Venture Exchange for the five fiscal years ending December 31, 2004:


               ---------------------- ------------------- --------------------
                          Year Ended         High                 Low
                                             $CDN                $CDN
               ---------------------- ------------------- --------------------
                        Dec 31, 2004         1.54                 0.75
               ---------------------- ------------------- --------------------
                        Dec 31, 2003         1.70                 0.67
               ---------------------- ------------------- --------------------
                        Dec 31, 2002         2.36                 0.70
               ---------------------- ------------------- --------------------
                        Dec 31, 2001         1.04                 0.32
               ---------------------- ------------------- --------------------
                        Dec 31, 2000         0.80                 0.21
               ---------------------- ------------------- --------------------


The following table sets forth the high and low market prices for the common shares for the most recent six months:

               ---------------------- ------------------- --------------------
                         Month ended         High                 Low
                                             $CDN                $CDN
               ---------------------- ------------------- --------------------
                       Sept 30, 2005         4.32                 3.02
               ---------------------- ------------------- --------------------
                        Aug 31, 2005         3.31                 2.10
               ---------------------- ------------------- --------------------
                       July 31, 2005         2.39                 2.02
               ---------------------- ------------------- --------------------
                       June 30, 2005         2.31                 1.83
               ---------------------- ------------------- --------------------
                        May 31, 2005         2.24                 1.77
               ---------------------- ------------------- --------------------
                        Apr 30, 2005         2.60                 1.61
               ---------------------- ------------------- --------------------

The following table summarizes the high and low market prices for the Kensington Warrants issued pursuant to the Warrant Indenture between the period September 7 to September 30, 2005:

               ---------------------- ------------------- --------------------
                         Month ended         High                 Low
                                             $CDN                $CDN
               ---------------------- ------------------- --------------------
                       Sept 30, 2005         2.11                 0.90
               ---------------------- ------------------- --------------------

There have been no significant trading suspensions in the prior three years.

ITEM 10 - ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.


B.   Memorandum and Articles of Association

Objects and Purposes of the Company

The Company does not have any stated "objects" or "purposes" as such are not required by the corporate laws of the Yukon Territory. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever, which are not specifically precluded by other statutory provisions of the Yukon Territory.

Powers and Functions of the Directors

Section 7.01 of the By-Laws provides that a director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the Yukon Act. Any such contract or proposed contract shall be referred to the board or shareholders approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the board or shareholders, and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same except as provided by the Yukon Act.

The foregoing prohibitions shall not apply to:

(i) an arrangement by way of security for money lent to or obligations undertaken by said director, or by a body corporate in which he has an interest, for the benefit of the Company or an affiliate of the Company;

(ii) a contract relating primarily to said director's remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company;

(iii) a contract for purchasing and maintaining indemnity or insurance to cover directors against liability incurred by them as directors; or

(iv) a contract with an affiliate of the Company.

Directors' Powers

Section 4.01 of the By-Laws provides that the quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors in office.

Section 4.17 of the By-Laws provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling or other expenses properly incurred by them in attending meetings of the board of any committee thereof.

Borrowing Powers

Section 3.01of the By-Laws provides that, without limiting the borrowing powers of the Company as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the board may, from time to time on behalf of the Company, without authorization of the shareholders:

(a) borrow money upon the credit of the Company in such amounts, and on such terms as they think fit, by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured, for sums and at such prices as may be deemed expedient;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Company to secure performance of any past, present or future indebtedness, liability or obligation of the Company, present or future; and

(d) delegate to a committee of the board, a director or officer of the Company all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Variation of these borrowing powers would require an amendment to the By-Laws of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution, as described below.

Retirement and Non-Retirement of Directors under an Age Limit Requirement.

There is no provision in the By-Laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Qualifications of Directors

Section 4.02 of the By-Laws provides that no person shall be qualified for election as a director if he is less than nineteen years of age; if he is a minor as defined in the Age of Majority Act (Yukon Territory); if he is a mentally disordered person as defined in the Mental Health Act (Yukon Territory); if he has been found to be a person of unsound mind by a court elsewhere than the Yukon Territory; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

Rights, Preference and Restrictions

The Company has only one class of shares, common shares without par value ("Common Shares") and is authorized to issue an unlimited number of Common Shares.

All of the authorized Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Under Section 9 of the By-Laws of the Company, the Board of Directors of the Company may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid shares of the Company.

The Board of Directors may fix in advance a date, preceding by not more than fifty days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Company is a distributing corporation, notice of any such record date is given, not less than seven days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board of Directors of the Company.

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

Action Necessary to Change the Rights of Holders of the Company's Stock

A Special Resolution is required to effect a change in the rights of shareholders. A Special Resolution means a resolution passed by a two-thirds majority of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company for which notice, as the By-Laws of the Company provide, and not being less than 21 days' notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the general meeting agrees, at a meeting of which less than 21 day's notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a Special Resolution passed at a general meeting of the Company.

Annual General Meetings and Extraordinary General Meetings

The Yukon Act provides that the Company must hold an annual general meeting not more than 15 months after the date that the last annual general meeting was held. If the Company fails to hold an annual general meeting, the Supreme Court of the Yukon Territory may, on the application of a shareholder of the Company, call or direct an annual general meeting. The Company must give to its members entitled to receive notice of a general meeting not less than 21 days' notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. The Company must give to its members entitled to receive notice of a general meeting not less than 21 days and not more than 50 days' notice of any general meeting of the Company, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. The Yukon Act requires the directors of a reporting company to provide with notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matter to be dealt with and conduct of the general meeting. Prior to each annual general meeting of its members the directors of the Company must place comparative financial statements, made up to a date not more than six months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

The directors of the Company may, whenever they see fit, convene an extraordinary general meeting. One or more shareholders of the Company may also requisition an extraordinary general meeting so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an extraordinary general meeting. After receiving such requisition, the Company's directors must immediately give notice of the extraordinary general meeting which must be held within four months after the date of delivery of the requisition to the Company.

The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and the auditors of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Yukon Act or Articles or By-Laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with consent of the meeting.

Limitations on Ownership of Securities

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating documents of the Company.

Change in Control of Company

There is no provision in the Company's By-Laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Ownership Threshold

There are no provisions in the Company's By-Laws requiring share ownership to be disclosed. The securities laws of the Provinces of British Columbia, Albert and Ontario require disclosure of shareholdings by:

(a)  insiders who are directors or senior officers of the Company; and

(b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Securities legislation in the Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.


C.   Material Contracts

The following material contracts have been entered into by the Company since January 1, 2003, copies of which may be inspected between the hours of 9:00 am and 4:00 p.m. at the head office of the Company located at Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9:

1. Shareholder Rights Plan dated as of October 6, 2004 between the Company and Computershare Trust Company of Canada as Rights Agent;.

2. Management Agreement dated May 14, 2004 between the Company and Robert A. McCallum pursuant to which Mr. McCallum was retained as President of the Company. See "Item 6 - Directors, Senior Management and Employees".

3. Amended and Restated Combination Agreement between Kensington and Shore Gold dated September 19, 2005 pursuant to which Kensington and Shore Gold have agreed to implement the Arrangement in accordance with the Combination Agreement and the Plan of Arrangement. The Arrangement provides for the acquisition by Shore Gold of all of the issued and outstanding Kensington shares in consideration for the issuance of 0.64 Shore Gold shares for each Kensington share. Pursuant to the Arrangement, Kensington and Shore Gold Subco will amalgamate and the amalgamated corporation will be a wholly-owned subsidiary of Shore Gold.

4. Warrant Indenture dated May 6, 2005 between Kensington and Computershare Trust Company of Canada pursuant to which 4,999,999 Kensington Warrants were issued on May 6, 2005.

5. Agency Agreement dated May 6, 2005 among Kensington and Loewen, Ondaatje, McCutcheon Limited, Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. in connection with the private placement of 4,255,400 flow-through common shares and 10,000,000 units.

6. Agency Agreement dated September 24, 2004 between Kensington and Loewen, Ondaatje, McCutcheon Limited in connection with the private placement of 2,307,692 flow-through common shares and 2,857,143 units.

7.   Consulting  Agreement  dated February 1, 2003 between the Company and James
     R. Rothwell pursuant to which Mr. Rothwell provides consulting services. See "Item 6 - Directors, Senior Management and Employees".

8.   Employee Stock Option Plan dated June 13, 2005.


D.   Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the "Act"), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The following describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels of the business activity of which is related to Canada's cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

1.   an investment to establish a new Canadian business; and

2. an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1. direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

2. direct acquisitions of control of Canadian businesses with assets of $250,000,000 or more by a WTO investor;

3. indirect acquisitions of control of Canadian businesses with assets of $5 million or more is such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4. indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% or the total value of the assets of the entities, the control of which being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5. an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale for books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

An acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Regulations under the Act specifies the remedies, offences and punishment applicable. Section 39 states that "When the Minister believes that a non-Canadian, contrary to this act (a) has failed to give notice; or (b) has implemented an investment which is prohibited", then the Minister may send a demand requiring the default to be remedied and if this demand is not complied with, the Minister may apply for a Court Order require divestiture or other remedies, as the circumstances require. Civil penalties apply for non-compliance with any provision, and criminal penalties may also apply.


E.   Taxation

Canadian Federal Income Tax Consequences

The following is a discussion of the material Canadian federal income tax consequences applicable to a holder of Common Shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a "non-resident holder"). Accordingly, shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.


Dividends

Dividends paid on the Common Shares to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain (or capital loss) from a disposition of a Common Share is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One-half of a capital gain (the "taxable capital gain") is included in income, and one-half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a Common Share will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company. The Common Shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain "rollover" transactions. This would include transactions under Sections 85 and 87 of the ITA which apply to share for share and amalgamation transactions.

Where a U.S. resident holder realizes a capital gain on a disposition of Common Shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources. It is a question of fact as to whether the value of the Company's common shares results principally from real property in Canada. Although a tax opinion on this matter has not been obtained, given the nature of the Company's business and its stage of development, we have concluded that the value of our shares would likely fall into this category;

(b) the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time; or

(c) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where a non-resident of Canada disposes of Common Shares that are taxable Canadian property, the non-resident is required to file a Canadian income tax return in respect of such dispositions.

United States Federal Income Tax Consequences

The following is a discussion of all material United States Federal income tax consequences, under current law, that may be applicable to a U.S. Holder (as defined below) of Common Shares of the Registrant. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Shareholders and prospective investors should consult their own tax advisors for advice regarding their individual tax consequences.

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner; and (2) is notified by the IRS that it has failed to report payments of interest or dividends properly; or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Registrant will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation. For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed. To the best knowledge of the Registrant, it is not and has never been a Foreign Personal Holding Company.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains. To the best knowledge of the Registrant, it is not and has never been a Foreign Investment Company.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder. The directors of the Registrant believe that the Company has and does qualify as a Passive Foreign Investment Company for U.S. shareholders.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's
(i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special adverse rules will apply with respect to the Common Shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold.


F.   Dividends and Paying Agents

Not applicable.


G.   Statement by Experts

Not applicable.


H.   Documents on Display

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the Securities Commissions in Canada can be obtained from www.sedar.com.

The material contracts listed herein may be inspected between the hours of 9:00 a.m. and 4:00 p.m. at the head office of the Company located at Suite 2100, 650
W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9.

I.   Subsidiary Information

The Company does not have any subsidiaries.


ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Transaction Risk and Currency Risk Management

The Company does not have any financial instruments or derivatives that are market sensitive.


(b)  Exchange Rate Sensitivity

The Company has mineral properties located in Canada and is not exposed to the effects of exchange rate fluctuations. Its assets and liabilities are denominated in Canadian dollars and the financial statements are reported in Canadian dollars.


(c)  Interest Rate Risk and Equity Price Risk

The Company is equity financed and does not have any debt which would be subject to interest rate change risks.


(d)  Commodity Price Risk

While the value of the Company's mineral properties can always be said to relate to the price of diamonds, the Company does not have any operating mines nor economic ore and has no nor does it need any hedging or other commodity based risks instruments respecting its operations.


ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.


ITEM 15 - CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company's periodic filings with the securities commissions in Canada and to ensure that this information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Principal Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure in Canada. While these disclosure controls and procedures are sufficient for the purposes of complying with Canadian disclosure standards, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)) as of the end of the period covered by this Annual Report, the Chief Executive Officer and Principal Financial Officer have concluded that as of such date, the Company's disclosure controls and procedures were inadequate based on the fact that the Company failed to comply with its continuous reporting obligations under the U.S. Exchange Act in a timely manner. Due to certain financial constraints to which the Company was subject in the late 1990's, but which have since been resolved, the Company failed to comply with its continuous reporting obligations under the U.S. Exchange Act since 1996. Additionally, the Company was required to restate and reissue its interim financial statements for the six-month period ended June 30, 2005. This restatement was required to correct the accounting for income taxes and stock-based compensation. The Company's Principal Executive Officer and Principal Financial Officer, are developing disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) to ensure that the Company's disclosure controls and procedures are adequate and effective.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these disclosure controls and procedures during the period covered by this Annual Report, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.


ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an "audit  committee  financial  expert" as defined in
Item 16A of Form 20-F.


ITEM 16B - CODE OF ETHICS

The Company has not adopted a Code of Ethics.


ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees paid by the Company to Deloitte & Touche, LLP, Chartered Accountants, for services rendered in the last two fiscal years:

    ---------------------------- -------------------- ---------------------
                                         Fiscal 2004           Fiscal 2003
                                                   $                     $
    ---------------------------- -------------------- ---------------------
    Audit Fees                               $27,500               $31,500
    ---------------------------- -------------------- ---------------------
    Audit Related Fees                             -                     -
    ---------------------------- -------------------- ---------------------
    Tax Fees(1)                                3,950                 2,240
    ---------------------------- -------------------- ---------------------
    All Other Fees(2)                              -                 6,000
    ---------------------------- -------------------- ---------------------
    Totals                                   $31,450               $39,740
    ---------------------------- -------------------- ---------------------
(1)  For advice  relating to flow through share issues.
(2)  For advice relating to U.S. GAAP issues.

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.


ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.


ITEM 16E  -  PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFILIATED
             PURCHASERS

There were no purchases made by or on behalf of the Company or any "affiliated purchaser" of the Company's equity securities.


                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These   financial   statements  were  prepared  in  accordance  with  accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company are set forth in Note 13 to the accompanying Consolidated Financial Statements of the Company.


ITEM 18 - FINANCIAL STATEMENTS

Not applicable.


ITEM 19 - EXHIBITS

(a)  Financial Statements

1. The audited consolidated financial statements which include the consolidated balance sheets as at December 31, 2004 and 2003 and statements of loss and cash flows for each of the three years ended December 31, 2004, 2003 and 2002 with the notes thereto.

(b)  Exhibits

1. Certificate of Incorporation, Name Changes and Articles/By-Laws of Kensington Resources Ltd.(1)

2. Shareholder Rights Plan dated as of October 6, 2004 between the Company and Computershare Trust Company of Canada as Rights Agent.(2)

3.        Management Agreement dated May 14, 2004 between the Company and Robert
          A. McCallum pursuant to which Mr. McCallum was retained as President of the Company. See "Item 6 - Directors, Senior Management and Employees."

4. Consulting Agreement dated February 1, 2003 between the Company and James R. Rothwell pursuant to which Mr. Rothwell provides consulting services. See "Item 6 - Directors, Senior Management and Employees".

5. Amended and Restated Combination Agreement between the Company and Shore Gold dated September 19, 2005 pursuant to which Kensington and Shore Gold have agreed to implement the Arrangement in accordance with the Combination Agreement and the Plan of Arrangement.(3)

6.        Warrant   Indenture   dated  May  6,  2005  between  the  Company  and
          Computershare Trust Company of Canada pursuant to which 4,999,999 Kensington Warrants were issued on May 6, 2005.(4)

7. Agency Agreement dated May 6, 2005 among the Company and Loewen, Ondaatje, McCutcheon Limited, Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. in connection with the private placement of 4,255,400 flow-through common shares and 10,000 units.(5)

8. Agency Agreement dated September 24, 2004 between Kensington and Loewen, Ondaatje, McCutcheon Limited in connection with the private placement of 2,307,692 flow-through common shares and 2,857,143 units.(6)

9.        Employee Stock Option Plan dated June 13, 2005.

10.       Consent of Brent C. Jellicoe, P. Geo.

12.1      302 Certifications

13.1      906 Certifications

-------------------------

(1)  Incorporated by reference to Form 20-FR filed October, 1994.
(2)  Incorporated by reference to Form 6-K filed October 13, 2005.
(3)  Incorporated by reference to Form 6-K filed October 20, 2005.
(4)  Incorporated by reference to Form 6-K filed October 20, 2005.
(5)  Incorporated by reference to Form 6-K filed October 20, 2005.
(6)  Incorporated by reference to Form 6-K filed October 20, 2005.

                                 SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.



                                           KENSINGTON RESOURCES LTD.
                                           -------------------------------------
                                           (Registrant)


October 28, 2005.                         /s/ Robert A. McCallum
----------------                          -------------------------------------
Date                                      Robert A. McCallum
                                          President, CEO and Director

                            KENSINGTON RESOURCES LTD.

                              FINANCIAL STATEMENTS


                                December 31, 2004

DELOITTE.                                           Deloitte & Touche LLP
                                                    2800 - 1055 Dunsmuire Street
                                                    4 Bentall Centre
                                                    P.O. Box 49279
                                                    Vancouver BC V7X 1P4
                                                    Canada

                                                    Tel: (604) 669-4466
                                                    Fax: (604) 685-0395
                                                    www.deloitte.ca





REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS


To the Directors of
Kensington Resources Ltd.

We have audited the balance sheets of Kensington Resources Ltd. as at December 31, 2004 and 2003 and the statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended December 31, 2004 and for the period from date of incorporation to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 and for the period from date of incorporation to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



(Signed) Deloitte & Touche LLP


Independent Registered Chartered Accountants
Vancouver, British Columbia
April 1, 2005



                                                        Member of
                                                        Deloitte Touche Tohmatsu

KENSINGTON RESOURCES LTD.
(an exploration stage company)
BALANCE SHEET
(Canadian dollars)
================================================================================
                                                   December 31,     December 31
--------------------------------------------------------------------------------
                                     ASSETS
Current
   Cash                                            $     81,005    $  1,001,202
   Short-term investments                             6,192,000       1,175,000
   GST and other receivables                             39,020          23,188
   Prepaid expenses                                      11,252           5,937
   Marketable Securities (quoted market
     value $50,325; 2003 - $114,375)                     32,025          32,025
--------------------------------------------------------------------------------
Total current assets                                  6,355,302       2,237,352

Deposits                                                 12,000               -
Future income taxes (Notes 3 and 9)                   1,068,600               -
Property, plant and equipment (Note 4)                   81,965          14,565
Mineral properties (Note 5)                          13,780,530       10,527,906
--------------------------------------------------------------------------------

Total Assets                                       $ 21,298,397    $ 12,779,823
================================================================================
                                   LIABILITIES
Current
   Accounts payable and accrued liabilities        $    181,854    $    114,895
   Cash calls payable (Note 5)                        2,082,119         537,968
--------------------------------------------------------------------------------
Total liabilities                                     2,263,973         652,863

                              SHAREHOLDERS' EQUITY
Capital stock
   Authorized
      Unlimited common shares of no par value
   Issued and fully paid (Note 4)                    33,450,717      26,543,215
   Additional paid-in capital                           105,121         105,121
   Contributed surplus                                  512,691          69,536
   Deficit accumulated during the development stage (15,034,105)    (14,590,912)
   -----------------------------------------------------------------------------
Total shareholders' equity                           19,034,424      12,126,960
--------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity         $ 21,298,397    $ 12,779,823
================================================================================




    (signed) "Robert A. McCallum"
    -------------------------------------

    (signed) "James R. Rothwell"
    -------------------------------------

KENSINGTON RESOURCES LTD.
(an exploration stage company)
STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS ENDED DECEMBER 31 (Canadian dollars)

============================================================================================================================
                                                          Cumulative from
                                                           inception to
                                                         December 31, 2003        2004               2003              2002
----------------------------------------------------------------------------------------------------------------------------

Expenses
   Amortization                                         $   61,017            $    6,783        $    3,812       $    3,607
   Bank charges and interest                                57,825                 1,213             1,111            1,055
   Consulting                                              570,656                     -                 -                -
   Exploration                                             663,728                     -                 -                -
   Financing costs                                         582,391                     -                 -                -
   Interest income and gain on sale of truck              (294,185)              (95,583)          (21,058)         (22,374)
   Legal, accounting and professional                    1,288,326                99,359           170,175           50,244
   Office                                                1,691,574               254,588           194,367          172,538
   Promotion, public relations and travel                3,022,535               462,125           403,592          338,682
   Salaries, benefits and management fees                1,488,003               245,151           138,164          111,417
   Stock-based compensation                                512,691               443,155            69,536                -
   Transfer and filing                                     449,805                95,002            55,404           39,857
   Write-down of mineral properties                      5,187,819                     -                 -                -
   Amalgamation and acquisition costs                      157,340                     -                 -                -
----------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                        (15,439,525)           (1,511,793)       (1,015,103)        (695,026)
----------------------------------------------------------------------------------------------------------------------------
Other items
    Loss on settlement of debt                              (2,273)                    -                 -                -
    Gain on sale of marketable securities                   15,490                     -                 -                -
    Write-down of marketable securities                 (1,238,564)                    -                 -                -
    Loss from discontinued operations                     (756,529)                    -                 -                -
----------------------------------------------------------------------------------------------------------------------------
Total other items                                       (1,981,876)                    -                 -                -
----------------------------------------------------------------------------------------------------------------------------
Loss before tax                                        (17,421,401)           (1,511,793)       (1,015,103)        (695,026)

Future income tax recovery (Notes 3 and 9)               1,068,600             1,068,600                 -                -
----------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                (16,352,801)             (443,193)       (1,015,103)        (695,026)

Elimination of deficit at date of business
combination                                              1,318,696                     -                 -                -

Deficit, beginning of period                                     -           (14,590,912)      (13,575,809)     (12,880,783)
----------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                               $ (15,034,105)        $ (15,034,105)    $ (14,590,912)    $(13,575,809)
============================================================================================================================

Net loss per share                                                         $       (0.01)    $       (0.02)    $      (0.02)
============================================================================================================================

Weighted average number of shares outstanding                                 59,528,895        50,276,560       45,718,457
============================================================================================================================

KENSINGTON RESOURCES LTD.
(an exploration stage company)
STATEMENTS OF CASH FLOW FOR THE FOR THE YEARS ENDED DECEMBER 31
(Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Cumulative from
                                                             inception to
                                                           December 31, 2004        2004               2003              2002
-----------------------------------------------------------------------------------------------------------------------------------

Operating activities
    Net loss for the period                                $     (16,352,801)  $   (443,193)    $  (1,015,103)    $    (695,026)
    Items not involving cash
      Amortization                                               61,0176,783          3,812             3,607            50,422
      Stock-based compensation (Note 6(d)(ii))                       512,691        443,155            69,536                 -
      Future income tax recovery                                   1,068,600      1,068,600                 -                 -
      Gain on sale of vehicle                                         (5,042)        (5,042)
      Financing costs settled by common stock or
      warrants                                                       449,328              -                 -                 -
      Write-down of mineral properties                             5,817,819              -                 -                 -
      Write-down of marketable securities                          1,238,585              -                 -                 -
      Loss on settlement of debt                                       2,273              -                 -                 -
      Gain on sale of marketable securities                          (15,490)             -                 -                 -
      Non-cash consulting expense                                    111,121              -                 -                 -

    Net change in non-cash working capital items
    affecting operations (note 10)                                   490,108         33,812            78,323          (367,714)
    -------------------------------------------------------------------------------------------------------------------------------
    Total cash used in operating activities                       (7,251,791)     1,104,115          (863,432)       (1,059,133)
    -------------------------------------------------------------------------------------------------------------------------------

Financing activities
    Issuance of capital stock for cash                            29,567,388      6,907,502         4,409,406         2,785,700
    Share subscriptions  received                                    300,000              -                 -                 -
    Special warrants issued                                         3,171,875             -                 -                 -
    Proceeds from loans payable                                     1,131,388             -                 -                 -
    Repayment of loans payable                                      (971,388)             -                 -                 -
    -------------------------------------------------------------------------------------------------------------------------------
    Total cash from financing activities                          33,199,263      6,907,502         4,409,406         2,785,700
    -------------------------------------------------------------------------------------------------------------------------------

Investing activities
    Expenditures and advances on resource
      properties, net of unpaid cash calls                       (17,407,198)    (1,708,473)       (1,688,895)       (1,575,564)
    Purchase of capital assets                                      (161,975)       (69,141)                -            (9,842)
    Proceeds on disposal of capital assets                            19,508              -                 -                 -
    Purchase of short=term investments                            (6,192,000)    (5,017,000)       (1,175,000)
    Expenditues on oil and gas properties                             (8,325)             -                 -                 -
    Proceeds from sale of marketable securities                       20,910              -                 -                 -
    Incorporation costs                                                 (187)             -                 -                 -
    -------------------------------------------------------------------------------------------------------------------------------
                                                                 (23,729,267)    (6,794,614)       (2,863,895)       (1,585,406)
    -------------------------------------------------------------------------------------------------------------------------------

    Increase in cash                                               2,218,205        682,079           141,161           141,161

    Cash position at beginning of period                                   -      1,001,202           319,123           177,962
    -------------------------------------------------------------------------------------------------------------------------------

    Cash position at end of period                          $      2,218,205   $  2,218,205    $    1,001,202     $     319,123
    ================================================================================================================================

KENSINGTON RESOURCES LTD.
(an exploration stage company)
Statement of Shareholders' Equity
From inception to December 31, 2004
(Canadian dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                   Common shares to
                                            Common shares           be issued and                 Deficit accumulated     Total
                                          without par value        additional paid-in              the exploration   Shareholders'
                                         Shares       Amounts          capital         Warrants        stage              equity
-----------------------------------------------------------------------------------------------------------------------------------
Issuance for cash                       1,750,501   $  327,375                 -              -    $           -     $    327,375
 Net loss                                       -            -                 -              -          (61,206)         (61,206)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1989              1,750,501      327,375                 -              -          (61,206)          266,169
 Net loss                                       -            -                 -              -          (43,832)          (43,832)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1990              1,750,501         327,375              -              -         (105,038)          222,337
 Net loss                                       -               -              -              -          (38,956)          (38,956)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1991              1,750,501         327,375              -              -         (143,994)          183,381
 Net loss                                       -               -              -              -         (297,028)         (297,028)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1992              1,750,501         327,375              -              -         (441,022)         (113,647)
 Issuance for debt                      1,171,967         178,408              -              -                -           178,408
 Issuance for mineral property            150,000          33,000              -              -                -            33,000
 Net loss                                       -               -              -              -         (159,452)         (159,452)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 1993              3,072,468         538,783              -              -         (600,474)          (61,691)
 Issuance for mineral property            610,000         557,000              -              -                -           557,000
 Issuance for cash                        684,750         314,884      3,171,875              -                -         3,486,759
 Issued to acquire Reimer Resources
   Ltd.                                 3,020,914         154,235              -              -                -           154,235
 Net loss                                       -               -              -              -         (519,138)         (519,138)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993              7,388,132       1,564,902      3,171,875              -       (1,119,612)        3,617,165
 Issuance for cash                      5,442,150       3,559,771     (3,171,875)             -                -           387,896
 Issuance for mineral property            250,000         266,000              -              -                -           266,000
 Issuance for loans bonus                  22,500          18,000              -              -                -            18,000
 Issuance for debt                        237,500         180,000              -              -                -           180,000
 Net loss                                       -               -              -              -       (1,445,345)       (1,445,345)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994             13,340,282       5,588,673              -              -       (2,564,957)        3,023,716
 Issuance for cash                        263,800         187,285              -              -                -           187,285
 Issuance for loans bonus                 170,298         172,001              -              -                -           172,001
 Subscriptions                                  -               -      1,806,223              -                -         1,806,223
 Net loss                                       -               -              -              -       (3,197,893)       (3,197,893)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995             13,774,380       5,947,959      1,806,223              -       (5,762,850)        1,991,332
 Issuance for cash                      9,081,043       7,491,931     (1,806,223)             -                -         5,685,708
 Issuance for loan bonus                   67,382          60,000              -              -                -            60,000
 Issuance for finders' fee                 85,667          76,150              -              -                -            76,150
 Net loss                                       -               -              -              -       (2,383,141)       (2,383,141)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             23,008,472      13,576,040              -              -       (8,145,991)        5,430,049
 Issuance for cash                      1,061,963         974,338              -              -                -           974,338
 Net loss                                       -               -              -              -       (2,098,610)       (2,098,610)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             24,070,435      14,550,378              -              -      (10,244,601)        4,305,777
 Issuance for cash                      2,787,334         588,950              -              -                -           588,950
 Net loss                                       -               -              -              -       (1,344,121)       (1,344,121)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998             26,857,769      15,139,328              -              -      (11,588,722)        3,550,606
 Issuance for cash                      2,351,191         609,673              -              -                -           609,673
 Settlement of debt                     1,341,991         201,299              -              -                -           201,299
 Warrants                                       -               -              -         61,177                -            61,177
 Net loss                                       -               -              -              -         (323,504)         (323,504)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999             30,550,951      15,950,300              -         61,177      (11,912,226)        4,099,251
 Issuance for private placements,
   net of issue costs                   2,439,181         604,239              -              -                -           604,239
 Issuance on exercise of stock options
   and warrants                         1,955,068         567,305              -              -                -           567,305
 Stock options issued to consultants            -               -         85,121              -                -            85,121
 Subscription for special warrants              -               -        300,000              -                -           300,000
 Warrants converted                             -               -              -        (61,177)               -           (61,177)
 Net loss                                       -               -              -              -         (442,912)         (442,912)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000             34,945,200      17,121,844        385,121              -          (12,355,138)    5,151,827
 Issuance for private placements,
   net of issue costs                   3,381,250       1,037,000       (300,000)             -                    -       737,000
 Issuance on exercise of stock options
   and warrants                         3,241,181       1,183,265              -              -                    -     1,183,265
 Stock options issued to consultants            -               -         26,000              -                    -        26,000
 Net loss                                       -               -              -              -             (525,645)     (525,645)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001             41,567,631      19,342,109        111,121              -          (12,880,783)    6,572,447
 Issuance for private placements,
   net of issue costs                   2,166,667       1,255,000              -              -                    -     1,255,000
 Issuance on exercise of stock options
   and warrants                         3,137,500       1,530,700              -              -                    -     1,530,700
 Net loss                                       -               -              -              -             (695,026)     (695,026)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002             46,871,798      22,127,809        111,121              -          (13,575,809)    8,663,121
 Issuance for private placements,
   net of issue costs                   4,103,164       3,207,723              -              -                    -     3,207,723
 Issuance on exercise of stock options
   and warrants                         2,327,583       1,207,683                             -                    -     1,207,683
 Exercise of stock options by
   non-employee                                             6,000         (6,000)                                                -
 Stock-based compensation                       -               -         69,536                                   -        69,536
 Net loss                                       -               -              -              -           (1,015,103)   (1,015,103)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003             53,302,545      26,543,215        174,657              -          (14,590,912)   12,126,960
 Issuance for private placements,
   net of issue costs                   5,164,835       5,538,502              -              -                    -     5,538,502
 Issuance on exercise of stock options
   and warrants                         2,178,333       1,369,000              -              -                    -     1,369,000
 Stock-based compensastion                      -               -        443,155              -                    -       443,155
 Net loss                                       -               -              -              -             (443,193)     (443,193)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004             60,645,713      33,450,717        617,812              -          (15,034,105)   19,034,424
-----------------------------------------------------------------------------------------------------------------------------------

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================
1.   NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

     The Company is an exploration stage company at December 31, 2004 since it has not, as yet, achieved commercial production on any of its concessions.

     The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral concessions and deferred exploration costs is dependent upon the quantity of economically recoverable reserves,on the ability of the Company to obtain financing to complete exploration and development of the concessions, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP"), except as discussed in Note 13.

     (a)  Cash

          Cash consists of cash on hand, deposits in banks.

     (b)  Short-term investments

          Short-term investments consist of highly liquid investments with maturities of greater than 90 days and less than one year. The Company has $92,000 of restricted term deposits. This cash is held as collateral for a corporate credit card limit of $80,000.

     (c)  Marketable securities

          Marketable securites are carried at the lower of cost and market.

     (d)  Property, plant and equipment

          Property, plant and equipment are recorded at cost and are amortized using the declining balance method at 20% per annum for field, computer and furniture equipment and 30% per annum for automobiles.

     (e)  Mineral properties

          Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year. When deferred expenditures on individual producing properties exceed the estimated net recoverable amount, the properties are written down to the estimated net recoverable amount. The Company accounts for its mineral properties in accordance with Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

     (f)  Stock based compensation

          The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus, on a straight-line over the vesting period.

     (g)  Income taxes

          The Company accounts for income taxes using the future income tax method of accounting. This method requires the recognition of future income taxes for the expected future tax consequences of differences between the carrying amount of balance items and their corresponding tax values. This method also requires the Company to compute future income taxes using the substantively enacted corporate income tax rates in effect each year. If management believes it is not likely that the Company will generate sufficient taxable income to allow the realization of future tax assets, the Company reduces the future income tax asset by recording a valuation allowance.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

     (h)  Loss per common share

          The Company uses the treasury stock method for calculation of fully diluted loss per share in accordance with the Canadian Institute of Chartered Accountants accounting standard. For all periods presented, the effect of outstanding stock options is anti-dilutive. (i) Use of estimates The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, other than market securities for which the fair value is disclosed on the balance sheet, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     (j)  Financial instruments

          The Company's financial instruments include cash, GST and other receivable, marketable securities, accounts payable and cash calls. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

3.   FLOW-THROUGH SHARES

          On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of $3 million. The exploration expenditures funded by the flow-through share issue will be renounced for tax purposes in fiscal 2005. Under CICA Emerging Issues Abstract 146, Flow-Through Shares, the renouncement of the tax deduction for the benefit of investors gives rise to a future income tax liability and a corresponding reduction in shareholders' equity. The tax effect of the flow-through shares will be recorded in the three month period ended March 31, 2005 when the expenditures are renounced. The Company has income tax losses and other income tax assets that previously have been subject to a 100% valuation provision. The Company now considers it to be more likely than not that these tax assets can offset the expected future income tax liability. Accordingly, a future income tax asset and income tax recovery of $1,068,600 has been recorded as at December 31, 2004.

4.   PROPERTY, PLANT AND EQUIPMENT

                                                                Accumulated       Net book
          For the year ended December 31, 2004      Cost        amortization       value
          --------------------------------------------------------------------------------
          Automobiles                             $    29,346   $    4,402      $   24,944
          Field equipment                               7,499        3,977           3,522
          Computer equipment                           16,377        5,787          10,590
          Furniture and equipment                      51,129        8,220          42,909
          --------------------------------------------------------------------------------
                                                  $   104,351   $   22,386      $   81,965
          ================================================================================

                                                                Accumulated       Net book
          For the year ended December 31, 2003      Cost        amortization       value
          --------------------------------------------------------------------------------
          Automobiles                             $    26,906   $   25,948      $      958
          Field equipment                               5,606        3,333           2,273
          Computer equipment                           11,801        3,711           8,090
          Furniture and equipment                       6,336        3,092           3,244
          --------------------------------------------------------------------------------
                                                  $    50,649   $   36,084      $   14,565
          ================================================================================

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

4.   MINERAL PROPERTIES

     Acquisition and exploration costs as at December 31 are as follows:

                                                 2004               2003
     ----------------------------------------------------------------------
     Geological and exploration             $  2,735,476       $  2,099,853
     Land tenure                                  51,326             51,148
     Drilling                                  6,950,014          5,138,470
     Assay                                     1,594,785          1,462,172
     Supplies                                    108,506             49,918
     Transport                                   292,856            233,916
     Rental equipment                            245,247            169,123
     General                                     127,095            114,842
     Overhead                                  1,675,225          1,208,464
     ----------------------------------------------------------------------
                                            $ 13,780,530       $ 10,527,906
     ----------------------------------------------------------------------

     The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort a la Come area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Inc. ("De Beers"), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budget between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditure incurred by the operator. Cash calls outstanding at December 31, 2004 total $2,082,119 (2003 - $537,968). No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $13,780,530 (2003
     -  $10,527,906).

     Upon the completion of the exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

5.   SHARE CAPITAL

(a)  Authorized

     Unlimited common shares of no par value

(b)  Issued

                                                                            Shares                Amount
     ------------------------------------------------------------------------------------------------------
     Balance - December 31, 2002                                           46,874,798           $22,127,809
     Issuance for private placements, net of issue costs                    4,103,164             3,207,723
     Issuance on exercise of stock options and warrants                     2,327,583             1,207,683
     ------------------------------------------------------------------------------------------------------
     Balance - December 31, 2003                                           53,305,545            26,543,215
     Issuance for private placements, net of issue costs of $461,498        5,164,835             5,538,502
     Issuance on exercise of stock options and warrants                     2,178,333             1,369,000
     ------------------------------------------------------------------------------------------------------
     Balance - December 31, 2004                                           60,648,713           $33,450,717
     ------------------------------------------------------------------------------------------------------

(c)  Private placement

     On September 24, 2004, the Company completed a $6 million private placement consisting of 2,307,692 flow-through shares issued at a price of $1.30 per flow through share, and 2,857,143 Units of the Company at a price of $1.05 per Unit. Each Unit consists of one common share and one half of one warrant, and each whole warrant entitles the holder thereof to purchase one common share at any time from the date of issue of the warrant until the date which is for a period of eighteen months after the closing date of the private placement, at an exercise price of $1.25 per warrant share for the first 12 months and $1.55 thereafter. The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited who received non-transferable warrants which entitle the agency to purchase 161,539 non flow-through shares and 200,000 Units at a price of $1.05 per share or Unit under the same terms, period and prices mentioned above.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

(d)  Stock options

     The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares. Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.

     i)   The changes in stock options were as follows:

                                                                       Weighted                         Weighted
                                                       December 31,     Average        December 31,      Average
                                                       2004          Exercise Price    2003          Exercise Price
          ---------------------------------------------------------------------------------------------------------
          Balance outstanding, beginning of year         3,992,726   $         0.58       4,273,226  $         0.54
          Activity during the year
            Options granted                              1,005,000             0.95         345,000            0.82
            Options exercised                             (840,000)            0.34        (490,500)           0.31
            Options cancelled/expired                     (260,476)            0.80        (135,000)           0.78
          ---------------------------------------------------------------------------------------------------------
          Balance outstanding, end of year               3,897,250   $         0.71       3,992,726  $         0.58
          ---------------------------------------------------------------------------------------------------------

     (ii) During the year ended  December  31,  2004,  150,000  (2003 - 260,000)
          stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $79,313 were recorded for the year ended December 31, 2004 (2003 - $44,039). The Company also recorded a charge to operations of $363,842 for the period ended December 31, 2004 (2003 - $25,497) for stock options granted to employees and directors. This amount was determined using Black-Scholes, assuming no dividends were paid, a weighted average volatility of the Company's share price of 157.57%, a weighted average annual risk free interest rate of 4% and an expected live of three to five years.

          The fair value of each option granted is estimated using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                                      2004                 2003
          ----------------------------------------------------------------------
          Risk free interest rate                       4%                   4%
          Expected life of options in years   3 to 5 years         2 to 5 years
          Expected volatility                  158% - 171%                  34%
          Dividend per share                          $nil                 $nil

     (iii)As at December 31, 2004, directors' and employees' stock options were outstanding as follows:

             Range of exercise            Number exercisable at      Weighted average remaining
                  prices                    December 31, 2003         contractual life (years)
          --------------------------------------------------------------------------------------------
               $0.00 - $0.50                   1,102,250                       0.52
               $0.51 - $1.00                   2,240,000                       2.21
               $1.00 - $1.50                     555,000                       3.80
          --------------------------------------------------------------------------------------------
                                               3,897,250                      $1.97
          --------------------------------------------------------------------------------------------

(e)  Warrants

     (i)  The changes in warrants were as follows:

                                                                       Weighted                         Weighted
                                                       December 31,     Average        December 31,      Average
                                                       2004          Exercise Price    2003          Exercise Price
          ---------------------------------------------------------------------------------------------------------
          Balance outstanding, beginning of year         4,803,498   $         0.89       3,070,417   $       0.68
          Activity during the year
            Warrants granted                             1,428,573             1.21       3,570,164           0.91
            Warrants exercised                          (1,338,333)            0.80      (1,837,083)          0.57
            Warrants expired                              (584,667)            1.21               -              -
          ---------------------------------------------------------------------------------------------------------
          Balance outstanding, end of year               4,309,071   $         1.11       4,803,498   $       0.89
          ---------------------------------------------------------------------------------------------------------

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

     (ii) As at December 31, 200, share purchase warrants were outstanding as follows:

                    Number of            Exercise Price
                     Warrants           per Security            Expiry Date
                 ---------------------------------------------------------------
                     2,880,498               $ 1.05                 July 6, 2005
                     1,428,573                      1.25      September 24, 2005
                                                 or 1.55          March 24, 2006
                 -----------------
                     4,309,071
                  -----------------

     (iii)Pursuant to the private placement dated September 24, 2004, there are outstanding broker's warrants to purchase 361,539 shares at $1.05 per share and 100,000 at $1.25 per share until March 24, 2006.

(f)  Shareholder Rights Plan

     During 2004, the Company proposed to update its Shareholder Rights Plan which was originally adopted on June 29, 2001. Under the terms of the new Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more or the outstanding common shares of the Company. At an Extraordinary General Meeting on April 4, 2005, the shareholders of the Company ratified the adoption of the Shareholder Rights Plan.

7.   RELATED PARTY TRANSACTIONS

     The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

                                                   Year ended December 31
                                        ----------------------------------------
                                           2004            2003             2002
     ---------------------------------------------------------------------------
     Salaries and management fees       $ 245,151       $ 139,671      $ 111,417

     As at December 31, 2004, accounts payable include $3,448 (2003 - $9,583) due to directors, a former director and companies controlled by directors.

8.   SEGMENTED INFORMATION

     Industry information

     The Company operates in one reportable operating segment, being the acquisition and development of resource properties.

     Geographic information

     Revenue from operations in the years ended December 31, 2004 were derived from interest income which was earned in Canada. The Company's non-current assets are located in Canada.

9.   INCOME TAXES

     The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and provincial income tax rates to loss before tax provision due to the following:

                                             2004          2003           2002
     ---------------------------------------------------------------------------
     Statutory  tax rate                     35.6%        39.62%        39.62%

     Recovery of income taxes computed
        at standard rate                $  538,198    $  381,679     $ 275,369
     Non-deductible stock option expense  (157,763)      (26,145)            -
     Tax benefit not recognized in prior
        year                               688,165             -             -
     Tax losses not recognized in the
        period that the benefit arose            -      (355,534)     (275,369)
     ---------------------------------------------------------------------------
                                        $1,068,600    $        -     $       -
     ===========================================================================

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

     The Company, subject to the approval of the tax authority, has non-capital losses for tax purposes of approximately $4,565,000 available to reduce future income tax which expire as follows:

                  2005                                $      395,000
                  2006                                       190,000
                  2007                                       466,000
                  2008                                       547,000
                  2009                                       735,000
                  2010                                     1,078,000
                  2014                                     1,154,000
      -----------------------------------------------------------------
                                                      $    4,565,000
      =================================================================

     Temporary differences and carryforwards gave rise to the following future income tax assets at year end:

                                                2004            2003
                                            ------------------------------------
     Future income tax asset
       Tax loss carryforwards               $   1,626,074   $  1,553,632
       Capital assets                               5,980          5,657
       Mineral properties                         986,085      1,297,502
       Investments                                 68,738         72,559
       Financing fees                              72,490         76,520
     ---------------------------------------------------------------------------
                                                2,759,367      3,005,870
     Less: Valuation allowance                 (1,690,767)    (3,005,870)
     ---------------------------------------------------------------------------
                                            $   1,068,600    $         -
     ---------------------------------------------------------------------------

9.   FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, subscriptions receivable, marketable securities and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

10.  NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                        Cumulative     2004         2003        2002
                                 -----------------------------------------------------
     GST and other receivables                     $ (15,832)   $  20,566  $  (21,494)
     Prepaid expenses                                (17,315)      (5,937)      6,000
     Accounts payable and accrued liabilities         66,959       63,694     (15,112)
     ---------------------------------------------------------------------------------
                                                   $  33,812    $  78,323  $  (30,606)
     ---------------------------------------------------------------------------------

11.  LEASE COMMITMENTS

     As at December 31, 2004 the Company is committed under leases for office space and office equipment in the following amounts for the next six years:

                   2005                 $     33,971
                   2006                       36,585
                   2007                       36,585
                   2008                       38,276
                   2009                       33,210
                   2010                       33,210

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

12.  SUBSEQUENT EVENTS

     Subsequent to the year end, the Company granted 977,500 stock options exercisable at a price of $1.04 per share for a five year period to directors, officers, employees and consultants of the Company, and a further 40,000 stock options exercisable at a price of $2.75 per share for a five year period to a director and officer and an employee of the Company.

     Subsequent to the year end, the Company entered into an agreement with a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents") to act as agents for a $35 million offering of flow through shares and non-flow through units on a commercially reasonable best efforts basis. The closing of the offering, currently expected in early May 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agents, and regulatory approval.

13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (GAAP)

     These consolidated financial statements have been prepared in accordance with GAAP in Canada which differ in certain respects from GAAP in the United States. The material differences between Canadian and United States GAAP affecting the Company's consolidated financial statements are summarized as follows:

     Consolidated Balance Sheets
                                                                                2004              2003
      -----------------------------------------------------------------------------------------------------------
      Total assets under Canadian GAAP                                       $  21,298,397    $  12,779,823
      Decrease in mineral property due to expensing of exploration costs (a)   (13,780,530)     (10,527,906)
      Mark to market of available for sale securities (c)                           18,300           82,350
      -----------------------------------------------------------------------------------------------------------
      Total assets under U.S. GAAP                                           $   7,536,167    $   2,334,267
      ===========================================================================================================

      Total liabilities under Canadian and U.S. GAAP                             2,263,973          652,863
      -----------------------------------------------------------------------------------------------------------
      Shareholders' equity under Canadian GAAP                                  19,034,424       12,126,960

      Adjustment to shareholders' equity for mark to market
        of available for sale securities (c)                                        18,300           82,350

      Cumulative mineral property adjustment (a)                               (13,780,530)     (10,527,906)
      -----------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity under U.S. GAAP             $   7,536,167    $   2,334,267
      ===========================================================================================================

      Consolidated Statements of Loss and Deficit
                                                                                2004              2003             2002
      ----------------------------------------------------------------------------------------------------------------------

      Net loss under Canadian GAAP                                           $   (443,193)    $  (1,015,103)  $   (695,026)
      Mineral property exploration expenditures expenses (a)                   (3,252,624)       (2,097,940)    (1,575,564)
      Write-down of "available for sale" securities (c)                           (18,300)          (82,350)             -
      ----------------------------------------------------------------------------------------------------------------------
                                                                             $ (3,714,117)    $  (3,195,393)  $ (2,270,590)
      ======================================================================================================================

      Basic and diluted earnings (loss) per share under U.S. GAAP            $      (0.06)    $       (0.06)  $      (0.05)
      ======================================================================================================================

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

      Consolidated Statements of Cash Flows
                                                                                2004              2003             2002
                                                                         ---------------------------------------------------

      Operating activities
          Operating activities under Canadian GAAP                           $ 1,104,115     $   (863,432)   $ (1,059,133)
          Exploration (a)                                                     (3,252,624)      (2,097,940)     (1,575,564)
      ----------------------------------------------------------------------------------------------------------------------
                                                                             $(2,148,509)    $ (2,961,372)   $ (2,634,697)
      ======================================================================================================================

      Financing activities
          Financing activities under Canadian and
          U.S. GAAP                                                          $ 6,907,502     $  4,409,406    $  2,785,700
      ======================================================================================================================

      Investing activities
          Investing activities under Canadian GAAP                           $(6,794,614)    $ (2,863,895)   $ (1,585,406)
          Deferred Exploration (a)                                             3,252,624        2,097,940       1,575,564
      ----------------------------------------------------------------------------------------------------------------------
      Investing activities under U.S. GAAP                                   $(3,541,990)    $   (765,955)   $     (9,842)
      ======================================================================================================================

(a)  Exploration expenses

     Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under U.S. GAAP expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. For U.S. GAAP purposes the Company has expensed exploration expenditures and acquisition costs related to exploration in the period incurred.

(b)  Restricted cash

     Under US GAAP, the restricted cash of $92,000 held as security for a corporate credit card would not be shown as a current asset, but as non-current.

(c)  Available for sale securities

     Under U.S. GAAP, the Company's marketable securities would have been classified as "available for sale". Accordingly, the write-down to market values would be recorded as an unrealized holding gain and included as a separate component of shareholders' equity until realized (Note 13 (e)).

(d)  Amalgamation

     On November 3, 1993, the Company was formed by the amalgamation of Rattler Resources Ltd. And Reimer Resources Ltd. Under Canadian GAAP, this transaction was accounted for using the purchase method whereas under United States GAAP, the transaction would be accounted for as a pooling of interests. Under U.S. GAAP, capital stock and accumulated deficit would increase by $1,318,696 at both December 31, 2001 and 2000. There is no effect on the reported loss for the years ended December 31, 2004, 2003 and 2002. The financial information presented for the period from date of inception to December 31, 2004 is in accordance with GAAP in the United States of America.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

(e)  Flow-through Shares and Future Income Tax Recovery

     Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renounciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations. As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

(f)  Warrants

     Under US GAAP warrants to purchase common shares in the Company pursuant to a private placement are given a fair value and shown separately under shareholders' equity. The total of the fair value of the warrants is subtracted from the total of the private placement to arrive at the value of the common shares. Under Canadian GAAP the value of the warrants is considered a part of the common shares.

(g)  Stock-based compensation

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective January 1, 2002 the Company has chosen under Canadian GAAP to account for stock-based compensation using the fair value method. The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

(h)  Income taxes

     Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

(i)  Comprehensive Income

     In June  1997,  the FASB  issued  SFAS  No.  130  "Reporting  comprehensive income", SFAS 130 requires that total comprehensive income and comprehensive income per share be disclosed with equal prominence as net income and net income per share. Comprehensive income is defined as changes in shareholders' equity exclusive of transactions with owners such as capital contributions and dividends. Comprehensive income items includes the write-down of "available for sale" securities.

(j)  New accounting pronouncements

     In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company's financial position, results of operations or cash flows. \

     On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." SFAS 123(R) supersedes APB Opinion No. 24, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and is assessing the effect of SFAS 123(R) on the Company's financial statements as presented herein.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
December 31, 2004

================================================================================

     In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29." The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

     On March 17,  2005 the EITF  issued EITF 04-6,  "Accounting  for  Stripping
     Costs in the Mining Industry." The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins." EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company's financial statements.

     The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.